As filed with the Securities and Exchange Commission on October 6 , 2020

Registration No. 333-220514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Presidio Property Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

(760) 471-8536

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack K. Heilbron Chief Executive Officer and President 4995 Murphy Canyon Road, Suite 300 San Diego, CA 92123 (760) 471-8536	Ann T. Nguyen, Esq. General Counsel 4995 Murphy Canyon Road, Suite 300 San Diego, CA 92123 (760) 471-8536

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stuart Neuhauser, Esq.

Lawrence A. Rosenbloom, Esq.

Joshua N. Englard, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Telephone: (212) 370-1300

Fax: (212) 370-7889

Andrew Tucker, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Ave., NW, Suite 900 Washington, DC 20001 Telephone: (202) 689-2800 Fax: (202) 689-2860

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)(3)
Series A Common Stock, $0.01 par value per share	$2,875,000	$313.66

(1)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the Underwriter has the option to purchase.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid the registration fee in connection with the initial filing of the registration statement on September 18, 2017.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED  OCTOBER 6 , 2020

500 ,000 Shares

Presidio Property Trust, Inc.

Series A Common Stock

Presidio Property Trust, Inc. is a Maryland corporation that invests primarily in commercial properties, such as office, industrial and retail properties, as well as in residential model home properties, in regionally dominant markets across the United States.

We are offering 500 ,000 shares of our Series A Common Stock in this offering. We currently expect that the public offering price of our Series A Common Stock will be $5.00 per share.

Currently, our common stock is not traded on a national securities exchange and this will be our first listed public offering. We have been approved to list our Series A Common Stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SQFT.”

We are an internally managed, diversified real estate investment trust (“REIT”) as defined under the Internal Revenue Code of 1986, as amended (the “Code”). Shares of our common stock are subject to limitations on ownership and transfer that are intended to assist us in qualifying as a REIT, among other purposes. Our charter generally prohibits any person or entity from actually, beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our capital stock. See the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer” included in this prospectus.

Investing in our Series A Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus to read about factors that you should consider before investing in our Series A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 140 for additional information regarding the compensation being paid to the Underwriter.

We have granted the Underwriter an option to purchase up to 75 ,000 additional shares of our Series A Common Stock at the initial public offering price less the underwriting discount for 45 days after the date of this prospectus to cover over-allotments, if any.

The Underwriter expects to deliver the shares of Series A Common Stock to purchasers on or about                 , 2020 through the book-entry facilities of The Depository Trust Company.

KINGSWOOD CAPITAL MARKETS Division of Benchmark Investments, Inc.

The date of this prospectus is                 , 2020.

We have not, and the Underwriter and its affiliates and agents have not, authorized any person to provide any information or represent anything about us other than what is contained in this prospectus. None of the information on our website referred to in this prospectus is incorporated by reference herein. We do not, and the Underwriter and its affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. We are not, and the Underwriter and its affiliates and agents are not, making an offer to sell or soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of the Series A Common Stock or possession or distribution of this prospectus in any such jurisdiction. Any person who comes into possession of this prospectus in jurisdictions outside the United States is required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus to that jurisdiction. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Series A Common Stock. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

-i-

INDUSTRY AND MARKET DATA

We use market data and industry forecasts throughout this prospectus and, in particular, in the sections entitled “Market Overview” and “Business and Property.” Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations, competitive position, business opportunity and market size, growth and share, are based on information obtained from industry publications, government publications and third-party forecasts. The forecasts and projections are based upon industry surveys and the preparers’ experience in the industry. There can be no assurance that any of the projections will be achieved. We believe that the surveys and market research performed by others are reliable, but we have not independently verified this information. Accordingly, the accuracy and completeness of the information are not guaranteed.

RECAPITALIZATION

As of the date of this prospectus, there were 8,922,036 shares of our Series A Common Stock outstanding. Our Series A Common Stock is not currently traded on a national securities exchange. On July 29, 2020, we effectuated a one-for-two reverse stock split of our then outstanding shares of Series A Common Stock. A reverse stock split is a corporate action that decreases the number of outstanding shares of our company, which in turn increases the price per share of the securities. A reverse stock split does not impact the market capitalization of a company nor the value of a stockholder’s equity interests in our company. With a one-for-two reverse stock split, each stockholder holds half the number of shares as prior to the reverse split, but the value of each share immediately after the split is doubled: one share now equals the original value of two shares before the reverse split. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the reverse stock split.

-ii-

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our Series A Common Stock. You should read carefully the more detailed information set forth in this prospectus, including the information under the heading “Risk Factors,” the historical financial statements, including the related notes, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us prior to investing in our Series A Common Stock. Except where the context suggests otherwise, the terms “our company,” “we,” “us” and “our” refer to Presidio Property Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries.

Unless otherwise indicated, the information contained in this prospectus assumes (i) that the Series A Common Stock to be sold in the offering is sold at $5.00 per share and (ii) that the Underwriter does not exercise its option to purchase up to an additional  75 ,000 shares solely to cover overallotments, if any.

Our Company

We are an internally managed, diversified real estate investment trust (“REIT”). Our current portfolio consists of approximately 1,129,738 square feet (which we refer to as “sf”) comprised of 10 office properties, one industrial property and four retail properties, which we refer to collectively as our commercial portfolio. Our commercial portfolio currently consists of properties located in Southern California, Colorado, and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is diversified, which helps limit our exposure to any single industry in which our tenants operate. As of June 30, 2020, our tenant base consists of 227 individual commercial tenants with an average remaining lease term of approximately 2.4 years. As of June 30, 2020, no commercial tenant represented more than approximately 6% of our annualized base rent, and our ten largest tenants represented approximately 29% of our annualized base rent.

In addition, we also own interests, through our subsidiaries and affiliated limited partnerships, in model homes primarily located in Texas and Florida. As of June 30, 2020, there were 132 such model homes. We purchase model homes from established residential home builders and lease them back to the same home builders on a triple-net basis.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality commercial properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we believe that there may be potential for price appreciation, and we can diversify by geography, builder size, and model home purchase price.

Our co-founder, Chairman, President and Chief Executive Officer is Jack K. Heilbron, a 40-year veteran in real estate investing, including eight years with Excel Realty Trust, Inc. (“Excel REIT”), previously an NYSE-listed retail REIT, and one of its predecessor companies, The Investors Realty Trust (“IRT”), prior to founding our company. Together with our former Chief Financial Officer and Treasurer, Kenneth W. Elsberry, Mr. Heilbron founded both our company and Clover Income and Growth REIT, Inc. (“Clover REIT”), a private REIT focused on retail mixed-use properties. During Mr. Heilbron’s tenure at Excel REIT, IRT and Clover REIT, Mr. Heilbron oversaw the investment of substantial real estate assets and saw Clover REIT liquidate at a substantial gain to investors. Our model home division is led by Larry G. Dubose, a pioneer in the industry who has over 30 years of experience acquiring, financing, managing, and operating model home sale-leaseback transactions with builders throughout the nation. Our senior management team also includes Gary M. Katz, Ann T. Nguyen, and Adam Sragovicz, each of whom has approximately 20 years or more of diverse experience in various aspects of real estate, including both commercial and residential, management, acquisitions, finance and dispositions in privately-held and publicly traded companies. We believe this industry experience and depth of relationships provides us with a significant advantage in sourcing, evaluating, underwriting and managing our investments.

Our Current Portfolio

Our commercial portfolio currently consists of 15 properties located in Southern California, Colorado, and North Dakota, and 132 model home properties located in seven states, with the majority located in Texas and Florida. This geographical clustering enables us to minimize operating costs and leverage efficiencies by managing a number of properties utilizing minimal overhead and staff.

Commercial Portfolio

As of June 30, 2020, our commercial real estate portfolio consisted of the following properties:

Property Location ($ in 000s)	Sq. Ft.	Date Acquired	Year Property Constructed	Purchase Price (1)	Occupancy	Percent Ownership	Mortgage Outstanding	Estimated Renovation or Improvement Cost (2)
Office/Industrial Properties:
Garden Gateway, Colorado Springs, CO(3)	115,052	03/07	1982/2006	$15,126	76.4%	100.0%	$5,968	$1,407
Executive Office Park, Colorado Springs, CO(4)	65,084	07/08	2000	10,126	98.4%	100.0%	4,783	85
Genesis Plaza, San Diego, CA (5)(6)	57,807	08/10	1989	10,000	78.5%	76.4%	6,328	375
Dakota Center, Fargo, ND	119,434	05/11	1982	9,575	86.0%	100.0%	10,007	105
Grand Pacific Center, Bismarck, ND	93,058	04/14	1976	5,350	72.8%	100.0%	3,796	15
Arapahoe Service Center II, Centennial, CO	79,023	12/14	2000	11,850	100.0%	100.0%	8,010	—
West Fargo Industrial, West Fargo, ND	150,030	08/15	1998/2005	7,900	86.8%	100.0%	4,177	—
300 N.P., West Fargo, ND	34,517	08/15	1922	3,850	72.8%	100.0%	2,293	30
Highland Court, Centennial, CO (7)	93,536	08/15	1984	13,050	63.3%	84.5%	6,350	11
One Park Centre, Westminster, CO	69,174	08/15	1983	9,150	81.6%	100.0%	6,437	118
Shea Center II, Highlands Ranch, CO	121,301	12/15	2000	25,325	87.9%	100.0%	17,728	255
Total Office/Industrial Properties	998,016			$121,302	86.0%		$75,877	$2,401

Retail Properties:
World Plaza, San Bernardino, CA	55,810	09/07	1974	7,650	100.0%	100.0%	5,854	—
Waterman Plaza, San Bernardino, CA	21,170	08/08	2008	7,164	85.9%	100.0%	3,248	69
Union Town Center, Colorado Springs, CO	44,042	12/14	2003	11,212	100.0%	100.0%	8,406	87
Research Parkway, Colorado Springs, CO	10,700	8/15	2003	2,850	100.0%	100.0%	1,787	71
Total Retail Properties	131,722			$28,876	96.5%		$19,295	$227
Total Commercial Properties	1,129,738			$150,178	86.0%		$95,172	$2,628

(1)

Prior to January 1, 2009, “Purchase Price” includes our acquisition related costs and expenses for the purchase of the property. After January 1, 2009, acquisition related costs and expenses were recognized as expense when incurred.

(2)	Estimated capital expenditures between July 1, 2020 and December 31, 2020.
(3)

As of August 27, 2020, this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

(4)	As of September 3, 2020, one of the four buildings that comprise this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.
(5)	Approximately 9,224 square feet, or 16.0% of this property, is occupied by us as our corporate offices and related parties.
(6)	This property is owned by two tenants-in-common, each of which owns 57% and 43%, respectively, and we beneficially own an aggregate interest of 76.4%.
(7)	This property is owned by two tenants-in-common, of which we own approximately 60% and 52%, respectively, and we beneficially own an aggregate interest of 84.5%.

Model Home Portfolio

Our model home division utilizes newly-built single family model homes as an investment vehicle. Our model home division purchases model homes from, and leases them back to, homebuilders as commercial tenants on a triple-net basis. These triple-net investments in which the commercial homebuilders bear the expenses of maintenance, real estate taxes and insurance (in addition to defraying monthly mortgage payments), alleviate significant cost and risk normally associated with holding single family homes for speculative sale or for lease to residential tenants.

The following is a summary of our model home portfolio as of June 30, 2020:

Region	No. of Properties	Aggregate Square Feet	Approximate % of Aggregate Square Feet	Current Annual Base Rent	Approximate % of Aggregate Annual Rent	Purchase Price	Current Mortgage Balance
Southwest	105	308,071	82.2%	$3,116,028	78.7%	$39,493,957	$25,613,835
Southeast	20	45,727	12.2%	551,088	13.9%	6,535,145	3,853,120
Midwest	2	6,602	1.7%	99,276	2.5%	1,103,000	722,922
East	2	5,255	1.4%	70,716	1.8%	764,520	188,009
Northeast	3	9,271	2.5%	121,020	3.1%	1,344,650	892,143
	132	374,926	100.0%	$3,958,128	100.0%	$49,241,272	$31,270,029

Our Investment Approach

Our Commercial Property Investment Approach

We acquire high-quality commercial properties in overlooked and/or underserved markets, where we believe we can create long-term stockholder value. Our potential commercial investments are extensively reviewed based on several characteristics, including:

•

Market Research. We invest in properties within regionally dominant markets that we believe to be overlooked. We analyze potential markets for the key indicators that we feel will provide us higher risk adjusted returns. These indicators may include a net in-migration of highly educated workers, business friendly governmental policies, large university populations, accessible healthcare systems and available housing. We believe this quantitative approach will result in property acquisitions in markets with substantially higher demand for high quality commercial real estate.

•

Real Estate Enhancement. We typically acquire properties where we believe market demand is such that values can be significantly enhanced through repositioning strategies, such as upgrading common areas and tenant spaces, re-tenanting and leasing vacant space. We expect that these strategies will increase rent and occupancy while enhancing long-term value.

•

Portfolio Management. We believe our target markets have benefited from substantial economic growth, which provides us with opportunities to achieve long-term value and ultimately sell properties and recycle capital into properties offering a higher risk-adjusted return. We have achieved substantial returns in the past from the operation, repositioning, and sale of properties. We continue to actively manage our properties to maximize the opportunity to recycle capital.

Our Model Home Property Investment Approach

Model homes are single-family homes constructed by builders for the purpose of showcasing floor plans, elevations, optional features, and workmanship when marketing the development where the homes are located. Each model home is designed to be held for a minimum lease term (usually three years), after which the model home is listed for sale at the estimated fair market value. We seek to purchase model homes that have a likelihood of appreciation within the expected three-year term of the lease. Our model home leaseback agreements are triple-net, requiring the homebuilder/tenant to pay all operating expenses. We seek model homes in a variety of locations, a variety of price ranges, and from a variety of builders and developers to diversify the risk from economic conditions that may adversely affect a particular development or location. During the six months ended June 30, 2020, we sold 21 model homes for approximately $8.0 million and recognized a gain of approximately $557,000. During the year ended December 31, 2019, we sold 41 model homes for approximately $14.6 million and recognized a gain of approximately $1.2 million.

Our Growth Strategy

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategy to achieve our business objective is to invest in, own and manage a diverse multi-tenant portfolio of high-quality commercial properties in promising regionally dominant markets, which we believe will drive higher tenant retention and occupancy.

Our Commercial Property Growth Strategy

We intend to grow our commercial portfolio by acquiring high-quality properties in our target markets. We may selectively invest in industrial, office, retail, triple net and other properties where we believe we can achieve higher risk-adjusted returns for our stockholders. We expect that our extensive broker and seller relationships will benefit our acquisition activities and help set us apart from competing buyers. In addition, we continue to actively manage our portfolio of commercial properties and continue to redeploy capital through the opportunistic sale of certain commercial properties.

We typically purchase properties at what we believe to be a discount to the replacement value of the property. We seek to enhance the value of these properties through active asset management where we believe we can increase occupancy and rent. We typically achieve this growth through value-added investments in these properties, such as common area renovations, enhancement of amenities, improved mechanical systems, and other value-enhancing investments. We generally will not invest in ground-up development as we believe our target markets’ rental rates are below those needed to justify new construction.

Our Model Home Growth Strategy

We intend to purchase model homes that are in the “move-up market” and in the first-time homebuyer market. The purchase of model homes will be from builders that have sufficient assets to fulfill their lease obligations and with model homes that offer a good opportunity for appreciation upon their sale. Sales proceeds from model homes will typically be reinvested to acquire new model homes.

Our Competitive Strengths

We believe that our management team’s extensive public REIT and general real estate experience distinguishes us from many other public and private real estate companies. Specifically, our competitive strengths include, among others:

•

Experienced Senior Management Team. Our senior management team has over 75 combined years of experience with public-reporting companies, including real estate experience with a number of other publicly traded companies and institutional investors. We are the third REIT to be co-founded by our CEO, providing us with core real estate experience in addition to substantial public market experience. We have operated as a publicly-reporting company since 2009.

•

Investment Focus. We believe that our focus on attractive regionally dominant markets provides higher risk-adjusted returns than other public REITs and institutional investors which are focused on gateway markets and major metropolitan areas, as our target markets provide less competition resulting in higher initial returns and greater opportunities to enhance value through institutional quality asset management.

•

Nimble Management Execution. Our principal focus is on acquiring commercial properties offering immediate yield, combined with identifiable value-creation opportunities. We operate in niche geographies, targeting acquisitions valued at between $10 million and $30 million in order to limit competition from larger, better capitalized buyers focused on core markets. We continue to identify and execute these types and sizes of transactions efficiently, which we believe provides us an advantage over other institutional investors, including larger REITs that focus on larger properties or portfolios in more competitively marketed investment transactions.

•

Extensive Broker and Seller Relationships. Our senior management team has developed extensive broker and seller relationships, which remain vital to our acquisition efforts. Of our 11 acquisitions since 2014, eight of these transactions were procured either off-market or through brokers with whom we have a historical relationship. We expect these relationships, as well as our ability to establish such relationships in new markets, to provide valuable access to an acquisition pipeline.

Our Market Opportunity

Commercial Real Estate Overview

The U.S. economy had experienced consistent economic expansion and job growth since the 2008 recession, until the outbreak of the COVID-19 pandemic. Gross Domestic Product (“GDP”) increased at an annualized rate of 2.3% between 2010 and 2018 and increased at an annual rate of 2.1% in the fourth quarter of 2019 according to the Bureau of Economic Analysis. However, GDP decreased by 5.0% in the first quarter of 2020 and 31.7% in the second quarter of 2020 due to the COVID-19 pandemic and the strict stay-at-home orders and non-essential business closures that occurred across much of the country.

Despite the sharp and sudden contraction in GDP noted above, U.S. commercial property prices have still risen by 1.5% on a year-over-year basis as of July 2020 based on the U.S. National Commercial Property Price Index (CPPI) according to industry publication Real Capital Analytics. During this period, apartment and industrial properties have continued to experience price increases while office and retail assets have declined in value. Retail properties have declined by less than 5% over the last year.

The below chart shows the impact COVID-19 has had on transaction volumes across the major asset classes. Deal activity broadly declined beginning in April 2020 and remained subdued as of July 2020.

Our Target Markets—Commercial Properties

We seek to invest in commercial properties in regionally dominant markets that we believe will outperform other markets due to attractive growth dynamics driven in part by economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek regionally dominant markets that are typically not the primary focus of large institutional investors and other REITs. Our target markets feature the physical and intellectual infrastructure to attract and retain the human capital that drives a knowledge-based economy with less emphasis on production and greater focus on ideas and information. Our markets typically have strong public policy initiatives designed to enhance economic growth, such as low-cost centers for business, transportation infrastructure, walkable urban centers, significant cultural attractions, quality of life services, connectivity, and technology. We seek markets that also have key components of human capital development and retention, such as research universities, healthcare centers, financial services industries, software development, and media companies.

Within our target markets, we expect to primarily focus on acquiring office, industrial and retail properties with a purchase price between $10 million and $30 million in order to limit competition from both large and better capitalized buyers focused on core markets. We believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to close real estate transactions in excess of $10 million.

The growth in jobs since the recession has not been spread evenly across the country. Secondary and tertiary metropolitan areas have stable and growing segments of the economy, such as technology, and are creating jobs at a faster rate than the nation as a whole. As companies continue to look for ways to reduce costs, more jobs are shifting to areas with lower living costs. Our target markets include areas meeting these criteria.

We are currently considering commercial property acquisitions in the following target markets:

•

Columbus, Ohio: The state capital of Ohio has enjoyed substantial gains in employment in the past five years, as approximately 150 companies have recently moved into the area. According to Forbes, Columbus, which is the most populous city in Ohio, was rated the top metro area for hiring in the Midwest and second highest in the nation. We believe these employers were likely drawn to the highly educated workforce supported by over 50 college and university campuses located in the area, including Ohio State University. Additionally, a young demographic—nearly 20% of residents fall within the age range of 25-34—has driven the city’s technology sector, which is ranked in the top 15 in the United States by the Comptia Tech Town Index in 2019. Nearly 18% of the population works in professional and business services, the most popular sector for employment in the city.

•

Kansas City, Missouri: The largest city in Missouri has seen net in-migration during the last decade, with its population growing since 2010. The city has outgrown Missouri’s previously largest city, St. Louis, as Kansas City has put much emphasis on encouraging entrepreneurs in the area and increased funding of the arts. Kansas City earned a spot on Business Facilities’ “2019 Metro Rankings Report” as a top 10 city for economic growth potential. Prior to the impact of COVID-19 on employment in March 2020, the city’s monthly unemployment level had not been above 4.5% since August 2016.

•

Minneapolis, Minnesota: As one of the “Twin Cities” with the neighboring state capital of Saint Paul, Minneapolis has a vibrant and growing workforce as the Greater Minneapolis/St. Paul region’s labor force grew by 6.2% from 2013 to 2018—larger than the 4.3% increase seen nationally during the same period according to the U.S. Bureau of Labor Statistics. Minneapolis is home to a labor pool of approximately 2 million people and the highest labor force participation rate for a large metro area at 72% according to the Minnesota Department of Employment and Economic Development. Unemployment was at 3.0% as of the fourth quarter of 2019, well below the national average. The unemployment rate was 10.7% as of May 2020, which is 20% below the national average of 13.3%. The city has a well-educated workforce in knowledge occupations, with large employers in the city including General Mills, 3M and Target, causing us to believe that there will be a continued strong demand for office-using employment activities. The Twin Cities (Minneapolis – Saint Paul) rank first in Fortune 500 companies per capita among top 30 metro areas according to Fortune. Additionally, Minneapolis has an established technology market, ranked eleventh in the country according to Cushman & Wakefield, while having an educated workforce ranking in the top 20 for tech talent in the market according to CBRE.

•

Salt Lake City, Utah: Salt Lake City has attracted a high net in-migration of educated workers with the city’s self-described “live-work-play” culture. The Salt Lake City economy continued to outperform the national economy across multiple key economic indicators through the fourth quarter of 2019. According to the U.S. Bureau of Labor Statistics, as of the fourth quarter of 2019, Salt Lake City has continued job growth at a rate of 2.3% since the fourth quarter of 2018 and had one of the lowest unemployment rates in the country at 2.5% before the COVID-19 outbreak, which was 110 basis points (“bps”) lower than the national average at that time. The unemployment rate was 9.5% as of May 2020, which was approximately 30% below the national average of 13.3%. Salt Lake County has one of the youngest populations in the country, with the majority of the population aged between 25 and 34. The city is home to four universities totaling more than 100,000 students. The Salt Lake City metro area is a regional power in the technology space, ranking 24th in the country according to Cushman & Wakefield, driven off the city’s venture capital activity, ranked 13th in the country by PitchBook, and its share of the workforce in knowledge occupations is ranked ninth in the country by the U.S. Bureau of Labor Statistics. One of Salt Lake City’s most attractive features is its transportation infrastructure: downtown Salt Lake is 10 minutes from Salt Lake City International Airport, a major hub for Delta Air Lines; the intersection of Interstate 80 and Interstate 15, which connects the four corners of the United States; and 135 miles of commuter and light rail that connects the city to outer suburbs.

In addition to the above target markets, we will also consider acquisitions in other cities possessing similar economic drivers.

Limited New Supply

The construction of new office buildings has been relatively low since the 2008 recession, especially considering the number of jobs created over that period. While a limited number of projects have been completed in our target markets, we believe there has been limited speculative office development over the last several years because current rental rates do not generally support new development. We believe the combination of job growth and limited new construction in our target markets is likely to decrease vacancy rates and increase rental rates in our target markets.

Lower Concentration of Institutional Competitors

We believe there is a relatively low level of participation by large institutional investors in our target markets because they have generally concentrated on gateway markets and major metropolitan areas. We believe that the relatively low level of participation by public REITs and other institutional investors in our target markets has caused acquisition prices to be lower and “cap” rates to be higher than in the gateway markets and other major metropolitan areas.

Model Home Overview

Our model home business continues to benefit from a strong residential home market. Existing single-family home sales were very strong in July 2020, up 24.7% from June 2020. Total sales volume is up 8.7% in July 2020 from a year ago. The national price increase in July 2020 reflects 101 straight months of year-over-year gains. Unsold inventory represents only a 3.1-month supply at the current sales rate. According to the National Association of Realtors, 96% of measured markets saw an increase in single-family home prices compared to last year.

Our Pipeline

Our pipeline of properties as of the date of this prospectus represents approximately $15 million of aggregate value, consisting of five commercial properties totaling 55,000 square feet.

The commercial properties are single-tenant medical buildings with strong credit on long-term leases located in the Midwest. We believe these properties present an attractive opportunity due to their stable, growing cash flow, 100% occupancy by credit tenants, and high potential for lease renewals.

We are in varying stages of discussion and review, and have completed only preliminary due diligence, with respect to the general office properties in our investment pipeline. We cannot provide any assurance that we will be successful in completing the acquisition of any of these properties.

Consistent with our investment strategy, our pipeline is sourced primarily off-market, prior to being marketed, or actively on the market, often by owners or brokers with whom we have successfully transacted in the past. We believe our successful track record of acquiring properties in several markets has developed a positive reputation for our company and provides us with attractive investment opportunities.

Summary Risk Factors

An investment in shares of our Series A Common Stock involves a high degree of risk. You should carefully consider the matters discussed below and in the “Risk Factors” section beginning on page 14 of this prospectus prior to deciding whether to invest in our Series A Common Stock. If any of the following risks occur, our business, financial condition, results of operations, cash flows, cash available for distribution, ability to service our debt obligations and prospects could be materially and adversely affected. In that case, the market price of our Series A Common Stock could decline and you may lose some or all of your investment. Some of these risks include:

•	our business, financial condition, results of operations and cash flows are expected to be adversely affected by the recent COVID-19 pandemic and the impact could be material to us;

•

there are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties;

•	significant competition may decrease or prevent increases in our properties’ occupancy and rental rates and may reduce the value of our properties;

•	a decrease in demand for commercial space and/or an increase in operating costs may have a material adverse effect on our financial condition and results of operations;

•

failure by any major tenant (or a substantial number of tenants) to make rental payments to us because of a deterioration of its financial condition, an early termination of its lease, a non-renewal of its lease, or a renewal of its lease on terms less favorable to us or otherwise, could seriously harm our results of operations;

•	challenging economic conditions facing us and our tenants may have a material adverse effect on our financial condition and results of operations;

•	our failure to generate sufficient cash to service or retire our debt obligations in a timely manner;

•	our inability to borrow or raise sufficient capital to maintain or expand our real estate investment portfolio;

•	increased interest rates and/or borrowing costs;

•	potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance;

•

competition for acquisitions may limit the opportunities available to us and increase our acquisition costs, which could have a material adverse effect on our growth prospects and negatively impact our profitability;

•

we may be unable to complete acquisitions or dispositions and, even if these transactions are completed, we may fail to successfully operate acquired properties or sell properties without incurring significant defeasance costs;

•	acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market;

•	our reliance on third-party property managers to manage a substantial number of our properties and brokers and/or agents to lease our properties;

•	supply and/or demand for single family homes may decrease, we may be unable to acquire additional model homes, and competition to buy these properties may be significant;

•	our failure to continue to qualify as a REIT would result in significant adverse tax consequences to us and would adversely affect our business and the value of our common stock;

•

certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests;

•	our inability to make cash distributions to stockholders at expected levels, which could result in a decrease in the market price of our common stock;

•

if we lose or are unable to retain or obtain key personnel, our ability to manage our business and implement our investment strategies could be hindered, either of which could adversely affect our cash flow and ability to make cash distributions to our stockholders;

•	the sale of a substantial number of shares of our Series A Common Stock by our existing stockholders could adversely affect the price of our Series A Common Stock; and

•	there is currently no public market for our common stock and an active trading market for our common stock may not develop following this offering.

Our REIT Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. To continue to be taxed as a REIT, we must satisfy numerous organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders, as defined in the Code and calculated on an annual basis. As a REIT, we are generally not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. For more information, please see “U.S. Federal Income Tax Considerations.”

Distribution Policy

We plan to distribute at least 90% of our annual REIT taxable income to our stockholders in order to maintain our status as a REIT.

We intend to declare quarterly distributions. To be able to pay such dividends, our goal is to generate cash distributions from operating cash flow and proceeds from the sale of properties. During 2019 and 2018, we declared distributions of approximately $1.1 million each year. However, we cannot provide any assurance as to the amount or timing of future distributions. For example, our distributions were suspended for the periods from the third quarter of 2017 through the third quarter of 2018 and from the second quarter of 2019 through the second quarter of 2020.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

We provide each of our stockholders a statement detailing distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. For the years ended December 31, 2019 and 2018, distributions were reported as a distribution of taxable earnings and a return of capital to the stockholders.

Organizational Structure

The following chart summarizes our current ownership structure:

Corporate Information

We were incorporated in the State of California on September 28, 1999 under the name NetREIT, and in June 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name to “Presidio Property Trust, Inc.” Our executive offices are located at 4995 Murphy Canyon Road, Suite 300, San Diego, California 92123. Our telephone number is (760) 471-8536. We maintain an internet website at www.presidiopt.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

The Offering

Shares of Series A Common Stock offered by us	500,000 shares

Option to purchase additional shares of Series A Common Stock	75 ,000 shares

Total Series A Common Stock to be outstanding after this offering	9, 4 22,036 shares ( 9,497, 036 shares if the Underwriter exercises its option to purchase additional shares in full) (1)

Use of proceeds

We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $ 1.5 million ( $1.9 million if the Underwriter exercises its over-allotment option in full) assuming an initial public offering price of $5.00 per share. We intend to use the net proceeds of this offering for general corporate and working capital purposes, including to potentially acquire additional properties and reduce outstanding indebtedness.

Risk factors

Investing in our common stock involves a high degree of risk.

You should carefully read and consider the information set forth under the heading “Risk Factors” section of this prospectus and other information included in this prospectus before investing in our common stock.

Nasdaq symbol	SQFT

(1)

Includes 325,500 shares of restricted Series A Common Stock issued to our directors, executive officers and employees under our 1999 Flexible Incentive Plan and approximately 129,000 shares of Restricted Stock as defined in the 2017 Incentive Award Plan. Does not include approximately 969,000 shares of Series A Common Stock that will be available for future issuance under our 2017 Incentive Award Plan as of the completion of this offering. See “Executive and Director Compensation—Equity Incentive Plan.”

Summary Historical Financial Data

The following financial data should be read in conjunction with the audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

The following table sets forth summary financial and operating data for our company for the prior two fiscal years and for each of the six-month periods ended June 30, 2020 and 2019. The historical balance sheet information as of December 31, 2019 and 2018 and the combined statements of operations information for the years ended December 31, 2019 and 2018 have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The unaudited historical balance sheet data information as of June 30, 2020 and the combined statements of operations for each of the six months ended June 30, 2020 and 2019 have been derived from the unaudited historical financial statements included elsewhere in this prospectus.

The information presented below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Transactions” and our audited and unaudited financial statements and related notes, which are included elsewhere in this prospectus.

Presidio Property Trust, Inc. Historical Financial Data

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2020	2019	2019	2018
Operating Data:
Revenues:
Rental income	$12,665,211	$13,694,755	$27,467,410	$31,141,558
Fee and other income	485,344	605,496	1,173,701	1,202,455
Total revenue	13,150,555	14,300,251	28,641,111	32,344,013
Costs and expenses:
Rental operating costs	4,380,926	5,289,552	10,410,574	10,886,719
General and administrative	2,630,316	3,180,371	5,268,315	4,532,703
Depreciation and amortization	3,196,756	3,959,194	7,364,688	9,101,605
Impairment of real estate assets	845,674	—	—	532,951
Total costs and expenses	11,053,672	12,429,117	23,043,577	25,053,978
Other income (expense):
Interest expense-Series B preferred stock	—	(1,275,724)	(2,226,101)	(4,770,945)
Interest expense-mortgage notes	(3,165,404)	(3,761,349)	(7,337,423)	(8,270,071)
Interest expense-note payable	(1,661,798)	—	(1,086,122)	—
Interest and other income	1,405	9,933	141,306	55,909
Gain on sales of real estate	324,261	1,390,634	6,319,272	12,200,138
Deferred offering costs	—	—	—	(1,507,599)
Acquisition costs	—	—	(24,269)	(26,177)
Income tax expense	(135,000)	(273,239)	(611,263)	(518,567)
Total other expense, net	(4,636,536)	(3,909,745)	(4,824,600)	(2,837,312)
Net (loss) income from continuing operations	(2,539,653)	(2,038,611)	772,934	4,452,723
Less: Income attributable to noncontrolling interests	(490,293)	(949,379)	(1,383,140)	(1,068,429)
Net income (loss) attributable to Presidio Property Trust, Inc. common stockholders	$(3,029,946)	$(2,987,990)	$(610,206)	$3,384,294
Balance Sheet Data (as of such date):
Real estate assets and lease intangibles, net	$176,515,666	$205,725,645	$200,206,620	$211,108,065
Total Assets	194,221,128	227,728,676	220,784,408	233,050,040
Mortgage notes payable, total net	125,530,928	148,104,763	142,392,992	149,714,176
Total Liabilities	140,350,368	174,662,271	164,163,220	176,908,997
Total stockholders’ equity before noncontrolling interest	37,398,838	36,454,906	39,180,794	40,415,393
Noncontrolling interest	16,471,922	16,611,499	17,440,394	15,725,650
Total Equity	53,870,760	53,066,405	56,621,188	56,141,043
Total Liabilities and Equity	194,221,128	227,728,676	220,784,408	233,050,040
Other Data:
Net cash provided by operating activities	200,718	2,412,882	3,790,936	432,452
Net cash provided by investing activities	20,613,773	3,410,606	11,981,047	25,590,578
Net cash (used in)/provided by financing activities	(22,547,777)	(3,946,839)	(15,156,923)	(24,557,390)
FFO(1)	1,178,516	529,949	1,818,350	1,887,141
MFFO(1)	$2,053,954	$1,492,155	$3,299,567	$2,177,711

(1)

Funds From Operations (“FFO”) and Modified Funds From Operations (“MFFO”) are non-GAAP measures. We define FFO as net income (loss) in accordance with GAAP, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets), plus impairment write downs of depreciable real estate excluding gains and losses from sales of depreciable operating property and extraordinary items and the adjustments of such items related to noncontrolling interests, as defined by GAAP. We calculate MFFO by making further adjustments to FFO; we exclude acquisition related expenses, amortization of above-market and below-market leases, deferred rent receivables and amortization of financing costs and stock compensation expenses. For a reconciliation of FFO and MFFO to Net loss attributable to Presidio Property Trust, Inc. common stockholders and a statement disclosing the reasons why our management believes that presentation of these ratios provides useful information to investors and, to the extent material, any additional purposes for which our management uses these ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Supplemental Financial Measures.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Any of the following circumstances could have a material adverse impact on our business, financial condition, liquidity, results of operations, cash available for distribution, ability to service our debt obligations and/or business prospects, which could cause you to lose some or all of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business, Properties and Operations

Our business, financial condition, results of operations and cash flows are expected to be adversely affected by the recent COVID-19 pandemic and the impact could be material to us.

The current outbreak of the novel coronavirus (COVID-19), and the resulting volatility it has created, has disrupted our business and we expect that the COVID-19 pandemic, may significantly adversely impact our business, financial condition and results of operations going forward. Other potential pandemics or outbreaks could materially adversely affect our business, financial condition, results of operations and cash flows in the future. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an unknown magnitude and duration.

Since being reported in December 2019, COVID-19 has spread globally, including to every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.

The COVID-19 pandemic has had, and another pandemic in the future could have, repercussions across regional and global economies and financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States (including the states and cities that comprise the San Diego, California; Denver and Colorado Springs, Colorado; Fargo and Bismarck, North Dakota; and other metro regions, where we own and operate properties) have also instituted quarantines, “shelter in place” mandates, including rules and restrictions on travel and the types of businesses that may continue to operate. As a result, the COVID-19 pandemic is negatively impacting almost every industry, both inside and outside these metro regions, directly or indirectly and has created business continuity issues. For instance, a number of our commercial tenants have announced temporary closures of their offices or stores and requested temporary rent deferral or rent abatement during this pandemic. In addition, jurisdictions where we own and operate properties have implemented, or may implement, rent freezes, eviction freezes, or other similar restrictions. The full extent of the impacts on our business over the long term are largely uncertain and dependent on a number of factors beyond our control.

As a result of the effects of the COVID-19 pandemic, we have been and may continue to be impacted by one or more of the following:

•

a decrease in real estate rental revenue (our primary source of operating cash flow), as a result of temporary rent deferrals, rent abatements and/or rent reductions, rent freezes or declines impacting new and renewal rental rates on properties, longer lease-up periods for both anticipated and unanticipated vacancies (in part, due to “shelter-in-place” mandates), lower revenue recognized as a result of waiving late fees, as well as our tenants’ ability and willingness to pay rent, and our ability to continue to collect rents, on a timely basis or at all;

•

a complete or partial closure of one or more of our properties resulting from government or tenant action (as of September 3, 2020, only 10 of our commercial tenants are operating on a limited basis pursuant to local government orders);

•

reductions in demand for commercial space and the inability to provide physical tours of our commercial spaces may result in our inability to renew leases, re-lease space as leases expire, or lease vacant space, particularly without concessions, or a decline in rental rates on new leases;

•

the inability of one or more major tenants to pay rent, or the bankruptcy or insolvency of one or more major tenants, may be increased due to a downturn in its business or a weakening of its financial condition as a result of shelter-in-place orders, phased re-opening of its business, or other pandemic related causes;

•	the inability to decrease certain fixed expenses at our properties despite decreased operations at such properties;

•	the inability of our third-party service providers to adequately perform their property management and/or leasing activities at our properties due to decreased on-site staff;

•

the effect of existing and future orders by governmental authorities in any of our markets, which might require homebuilders to cease operations for an uncertain or indefinite period of time, which could significantly affect new home orders and deliveries, and negatively impact their home sales revenue and ability to perform on their lease obligations to the Company in such markets;

•

difficulty accessing capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions, which may affect our access to capital and our commercial tenants’ ability to fund their business operations and meet their obligations to us;

•	the financial impact of the COVID-19 pandemic could negatively impact our future compliance with financial covenants of debt agreements;

•	a decline in the market value of real estate may result in the carrying value of certain real estate assets exceeding their fair value, which may require us to recognize an impairment to those assets;

•	future delays in the supply of products or services may negatively impact our ability to complete the renovations and lease-up of our buildings on schedule or for their original estimated cost;

•	a general decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow or change the complexion of our portfolio of properties;

•	our insurance may not cover loss of revenue or other expenses resulting from the pandemic and related shelter-in-place rules;

•

unanticipated costs and operating expenses and decreased anticipated revenue related to compliance with regulations, such as additional expenses related to staff working remotely, requirements to provide employees with additional mandatory paid time off and increased expenses related to sanitation measures performed at each of our properties, as well as additional expenses incurred to protect the welfare of our employees, such as expanded access to health services;

•	the potential for one or more members of our senior management team to become sick with COVID-19 and the loss of such services could adversely affect our business;

•	the increased vulnerability to cyber-attacks or cyber intrusions while employees are working remotely has the potential to disrupt our operations or cause material harm to our financial condition; and

•	complying with REIT requirements during a period of reduced cash flow could cause us to liquidate otherwise attractive investments or borrow funds on unfavorable conditions.

The significance, extent and duration of the impact of COVID-19 remains largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the continued severity, duration, transmission rate and geographic spread of COVID-19, the extent and effectiveness of the containment measures taken, and the response of the overall economy, the financial markets and the population, once the current containment measures are lifted.

The rapid development and volatility of this situation precludes us from making any prediction as to the ultimate adverse impact of COVID-19. As a result, we cannot provide an estimate of the overall impact of the COVID-19 pandemic on our business or when, or if, we (or our tenants) will be able to resume fully normal operations. Nevertheless, COVID-19 presents material uncertainty and risk with respect to our business, financial performance and condition, operating results and cash flows.

The impact of COVID-19 may also exacerbate other risks discussed in this prospectus, any of which could have a material effect on us.

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a real estate company, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•

changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties;

•

fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all, and negatively impact the value of properties and the ability of prospective buyers to obtain financing for properties we intend to sell;

•	the inability of tenants to pay rent;

•

the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as location, rental rates, amenities and safety record;

•	competition from other real estate investors with significant capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;

•	weather conditions that may increase or decrease energy costs and other weather-related expenses;

•	oversupply of commercial space or a reduction in demand for real estate in the markets in which our properties are located;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, wind and hail damage and floods, which may result in uninsured and underinsured losses.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

Conditions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on our operations.

The financial markets could tighten with respect to secured real estate financing. Lenders with whom we typically deal may increase their credit spreads resulting in an increase in borrowing costs. Higher costs of mortgage financing may result in lower yields from our real estate investments, which may reduce our cash flow available for distribution to our stockholders. Reduced cash flow could also diminish our ability to purchase additional properties and thus decrease our diversification of real estate ownership.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the value of our real estate investments.

Disruptions in the financial markets could adversely affect the value of our real estate investments. Such conditions could impact commercial real estate fundamentals and result in lower occupancy, lower rental rates, and declining values in our real estate portfolio and in the collateral securing our loan investments. As a result, the value of our property investments could decrease below the amounts paid for such investments, the value of collateral securing our loans could decrease below the outstanding principal amounts of such loans, and revenues from our properties could decrease due to fewer and/or delinquent tenants or lower rental rates. These factors would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders.

A decrease in real estate values could negatively affect our ability to refinance our existing mortgage obligations or obtain larger mortgages.

A decrease in real estate values would decrease the principal amount of secured loans we can obtain on a specific property and our ability to refinance our existing mortgage loans. In some circumstances, a decrease in the value of an existing property which secures a mortgage loan may require us to prepay or post additional security for that mortgage loan. This would occur where the lender’s initial appraised value of the property decreases below the value required to maintain a loan-to-value ratio specified in the mortgage loan agreement. Thus, any sustained period of depressed real estate prices would likely adversely affect our ability to finance our real estate investments.

We may be adversely affected by unfavorable economic changes in the geographic areas where our properties are located.

Adverse economic conditions in areas where properties securing or otherwise underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of our real estate portfolio. The deterioration of any of these local conditions could hinder our ability to profitably operate a property and adversely affect the price and terms of a sale or other disposition of the property.

Competition for properties to acquire may limit the opportunities available to us and increase our acquisition costs, which could have a material adverse effect on our growth prospects and negatively impact our profitability.

The market for property to acquire continues to be competitive, which may reduce suitable investment opportunities available to us and increase acquisition purchase prices. Competition for properties offering higher rates of returns may intensify if real estate investments become more attractive relative to other investments. In acquiring real properties, we may experience considerable competition from a field of other investors, including other REITs, private equity investors, institutional investment funds, and real estate investment programs. Many of these competitors are larger than we are and have access to greater financial resources and better access to lower costs of capital. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments. This competition may limit our ability to take advantage of attractive investment opportunities that are consistent with our objectives. Our inability to acquire desirable properties on favorable terms could adversely affect our growth prospects, financial condition, our profitability and our ability to pay dividends.

Our inability to sell a property at the time and on the terms we desire could limit our ability to realize a gain on our investments and pay distributions to our stockholders.

Generally, we seek to sell, exchange or otherwise dispose of our properties when we determine such action to be in our best interests. Many factors beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates, supply and demand, and tax considerations. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Therefore, our inability to sell properties at the time and on the terms we want could reduce our cash flow, affect our ability to service or reduce our debt obligations, and limit our ability to make distributions to our stockholders.

Lease default or termination by one of our major tenants could adversely impact our operations and our ability to pay dividends.

The success of our real estate investments depend on the financial stability of our tenants. A default or termination by a significant tenant (or a series of tenants) on its lease payments could cause us to lose the revenue associated with such lease and seek an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a significant tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Additionally, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our stockholders.

A property that becomes vacant could be difficult to sell or re-lease and could have a material adverse effect on our operations.

We expect portions of our properties to periodically become vacant by reason of lease expirations, terminations, or tenant defaults. If a tenant vacates a property, we may be unable to re-lease the property without incurring additional expenditures, or at all. If the vacancy continues for a long period of time, if the rental rates upon such re-lease are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders. In addition, because a property’s market value depends principally upon the value of the leases associated with that property, the resale value of a property with high or prolonged vacancies could suffer, which could further reduce our returns.

We may incur substantial costs in improving our properties.

In order to re-lease or sell a property, substantial renovations or remodeling could be required. For instance, we expect that some of our properties will be designed for use by a particular tenant or business. Upon default or termination of the lease by such a tenant, the property might not be marketable without substantial capital improvements. The cost of construction in connection with any renovations and the time it takes to complete such renovations may be affected by factors beyond our control, including material and labor shortages, general contractor and/or subcontractor defaults and delays, permitting issues, weather conditions, and changes in federal, state and local laws. If we experience cost overruns resulting from delays or other causes in any construction project, we may have to seek additional debt financing. Further, delays in construction will cause a delay in our receipt of revenues from that property and could adversely affect our ability to meet our debt service obligations.

Uninsured and/or underinsured losses may adversely affect returns to our stockholders.

Our policy is to obtain insurance coverage for each of our properties covering loss from liability, fire, and casualty in the amounts and under the terms we deem sufficient to insure our losses. Under tenant leases on our commercial properties, we require our tenants to obtain insurance to cover casualty losses and general liability in amounts and under terms customarily obtained for similar properties in the area. However, in certain areas, insurance to cover some losses, generally losses of a catastrophic nature such as earthquakes, floods, wind, hail, terrorism and wars, is either unavailable or cannot be obtained at a reasonable cost. Consequently, we may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, we could lose some or all of our investment in the property. In addition, other than any working capital reserve or other reserves we may establish, we likely would have no source of funding to repair or reconstruct any uninsured or underinsured property.

Since we are not required to maintain specific levels of cash reserves, we may have difficulty in the event of increased or unanticipated expenses.

We do not currently have, nor do we anticipate that we will establish in the future, a permanent reserve for maintenance and repairs, lease commissions, or tenant improvements of real estate properties. To the extent that existing expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, we would be required to obtain additional funds through borrowing or the sale of property. There can be no guarantee that such additional funds will be available on favorable terms, or at all.

We may have to extend credit to buyers of our properties and a default by such buyers could have a material adverse effect on our operations and our ability to pay dividends.

In order to sell a property, we may lend the buyer all or a portion of the purchase price. When we provide financing to a buyer, we bear the risk that the buyer may default or that we may not receive full payment for the property sold. Even in the absence of a buyer default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other property, will be delayed until the promissory note or collateral we may accept upon a sale is actually paid, sold, refinanced or otherwise disposed.

We may acquire properties in joint ventures, partnerships or through limited liability companies, which could limit our ability to control or liquidate such holdings.

We may hold properties indirectly with others as co-owners (a co-tenancy interest) or indirectly through an intermediary entity such as a joint venture, partnership or limited liability company. Also, we may on occasion purchase an interest in a long-term leasehold estate or we may enter into a sale-leaseback financing transaction (see risk factor titled “In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends.”). Such ownership structures allow us to hold a more valuable property with a smaller investment, but may reduce our ability to control such properties. In addition, if our co-owner in such arrangements experiences financial difficulties or is otherwise unable or unwilling to fulfill its obligations, we may be forced to find a new co-owner on less favorable terms or lose our interest in such property if no co-owner can be found.

As a general partner or member in DownREIT entities, we could be responsible for all liabilities of such entities.

We own three of our properties indirectly through limited liability companies and limited partnerships under a DownREIT structure. In a DownREIT structure, as well as some joint ventures or other investments we may make, we may utilize a limited liability company or a limited partnership as the holder of our real estate investment. We currently own a portion of these interests as a member, general partner and/or limited partner and in the future may acquire all or a greater interest in such entity. As a sole member or general partner, we are or would be potentially liable for all of the liabilities of the entities, even if we do not have rights of management or control over its operations. Therefore, our liability could far exceed the amount or value of investment we initially made, or then had, in such entities.

Our ability to operate a property may be limited by contract, which could prevent us from obtaining the maximum value from such properties.

Some of our properties will likely be contiguous to other parcels of real property, for example, comprising part of the same shopping center development. In some cases, there could exist significant covenants, conditions and restrictions, known as CC&Rs, relating to such property and any improvements or easements related to that property. The CC&Rs would restrict our operation of that property and could adversely affect the value of such property, either of which could adversely affect our operating costs and reduce the amount of funds that we have available to pay dividends.

We may acquire properties “as is,” which increases the risk that we will have to remedy defects or costs without recourse to the seller.

We may acquire real estate properties “as is,” with only limited representations and warranties from the seller regarding matters affecting the condition, use and ownership of the property. If defects in the property or other matters adversely affecting the property are discovered post-closing, we may not be able to pursue a claim for any or all damages against the seller. Therefore, we could lose some or all of our invested capital in the property as well as rental income. Such a situation could negatively affect our financial condition and results of operations.

In a sale-leaseback transaction, we are at risk that our seller/lessee will default, which could impair our operations and limit our ability to pay dividends.

In our model homes business we frequently lease model home properties back to the seller or homebuilder for a certain period of time. Our ability to meet any mortgage payments is subject to the seller/lessee’s ability to pay its rent and other lease obligations, such as triple net expenses, on a timely basis. A default by the seller/lessee or other premature termination of its leaseback agreement with us and our subsequent inability to release the property could cause us to suffer losses and adversely affect our financial condition and ability to pay dividends.

Our model home business is substantially dependent on the supply and/or demand for single family homes.

Any significant decrease in the supply and/or demand for single family homes could have an adverse effect on our business. Reductions in the number of model home properties built by homebuilders due to fewer planned unit developments, rising construction costs or other factors affecting supply could reduce the number of acquisition opportunities available to us. The level of demand for single family homes may be impacted by a variety of factors including changes in population density, the health of local, regional and national economies, mortgage rates, and the demand and use of model homes in newly developed communities by homebuilders and developers.

We may be unable to acquire and/or manage additional model homes at competitive prices or at all.

Model homes generally have a short life before becoming residential homes and there are a limited number of model homes at any given time. In addition, as each model home is unique, we need to expend resources to complete our due diligence and underwriting process on many individual model homes, thereby increasing our acquisition costs and possibly reducing the amount that we are able to pay for a particular property. Accordingly, our plan to grow our model home business by acquiring additional model homes to lease back to home builders may not succeed.

There are a limited number of model homes and competition to buy these properties may be significant.

We plan to acquire model homes to lease back to home builders when we identify attractive opportunities and have financing available to complete such acquisitions. We may face competition for acquisition opportunities from other investors. We may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including private investment funds and others. Competition from other real estate investors may also significantly increase the purchase price we must pay to acquire properties. In addition, our initial public offering may generate additional competition from other REITs, real estate companies and other investors with more resources than we have that did not previously focus on model homes as an investment opportunity.

A significant percentage of our properties are concentrated in a small number of states, which exposes our business to the effects of certain regional events and occurrences.

Our commercial properties are currently located in Southern California, Colorado and North Dakota. Our model home portfolio consists of properties currently located in seven states, although a significant concentration of our model homes are located in two states. As of June 30, 2020, approximately 91% of our model homes were located in Texas and Florida with approximately 77% located in Texas. This concentration of properties in a limited number of markets may expose us to risks of adverse economic developments that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns and potentially higher local property, sales and income taxes in the geographic markets in which we are concentrated. In addition, our properties are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornadoes, which may cause damage, such as flooding, to our properties. Additionally, we cannot assure you that the amount of casualty insurance we maintain would entirely cover damages caused by any such event, or in the case of our model homes portfolio or commercial triple net leases, that the insurance maintained by our tenants would entirely cover damages caused by any such event.

Our geographic concentration of properties poses a greater risk of negatively impacting our revenues if these areas are more severely impacted by adverse economic conditions and extreme weather than other areas in the United States.

We may be required under applicable accounting principles and standards to make impairment charges against one or more of our properties.

Under current accounting standards, requirements, and principles, we are required to periodically evaluate our real estate investments for impairment based on a number of indicators. Impairment indicators include real estate markets, leasing rates, occupancy levels, mortgage loan status, and other factors which affect the value of a particular property. For example, a tenant’s default under a lease, the upcoming termination of a long-term lease, the pending maturity of a mortgage loan secured by a property, and the unavailability of replacement financing are all impairment indicators. The presence of any of these indicators may require us to make a material impairment charge against the property so affected. If we determine an impairment has occurred, we are required to make an adjustment to the net carrying value of the property which could have a material adverse effect on our results of operations and financial condition for the period in which the impairment charge is recorded.

Discovery of toxic mold on our properties may adversely affect our results of operation.

Litigation and concern about indoor exposure to certain types of toxic molds have been increasing as the public becomes more aware that exposure to mold can cause a variety of health effects and symptoms, including allergic reactions. Toxic molds can be found almost anywhere; when excessive moisture accumulates in buildings or on building materials, mold growth will often occur, particularly if the moisture remains undiscovered or unaddressed. We attempt to acquire properties where there is no toxic mold or where there has not been any proceeding or litigation with respect to the presence of toxic mold. However, we cannot provide assurances that toxic mold will not exist on any of our properties or will not subsequently develop. The presence of toxic mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of toxic mold could expose us to liability from our tenants, employees of our tenants, and others if property damage or health concerns arise.

Our long-term growth may depend on obtaining additional equity capital.

Historically, we relied on cash from the sale of our equity securities to fund the implementation of our business plan, including property acquisitions and building our staff and internal management and administrative capabilities. We terminated our Series A Common Stock private placement on December 31, 2011 and closed on a preferred stock financing in August 2014, which financing was repaid in September 2019. Our continued ability to fund real estate investments, our operations, and payment of dividends to our stockholders will likely be dependent upon our obtaining additional capital through the additional sales of our equity and/or debt securities. Without additional capital, we may not be able to grow our asset base to a size that is sufficient to support our planned growth, current operations, or to pay dividends to our stockholders at rates or at the levels required to maintain our REIT status (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.”). There is no assurance as to when and under what terms we could successfully obtain additional funding through the sale of our equity and/or debt securities. Our access to additional equity or debt capital depends on a number of factors, including general market conditions, the market’s perception of our growth potential, our expected future earnings, and our debt levels.

We currently are dependent on internal cash from our operations, financing and proceeds from property sales to fund future property acquisitions, meet our operational costs and pay dividends to our stockholders.

To the extent the cash we receive from our real estate investments and re-financing of existing properties is not sufficient to pay our costs of operations, our acquisition of additional properties, or our payment of dividends to our stockholders, we would be required to seek capital through additional measures. We may incur additional debt or issue additional preferred and common stock for various purposes, including, without limitation, to fund future acquisitions and operational needs. Other measures of generating or preserving capital could include decreasing our operational costs through reductions in personnel or facilities, reducing or suspending our acquisition of real estate, and reducing or suspending dividends to our stockholders.

Reducing or suspending our property acquisition program would prevent us from fully implementing our business plan and reaching our investment objectives. Reducing or suspending the payment of dividends to our stockholders would decrease our stockholders’ return on their investment and possibly prevent us from satisfying the minimum distribution or other requirements of the REIT provisions (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution requirement or for working capital purposes.”). Any of these measures would likely have a substantial adverse effect on our financial condition, the value of our common stock, and our ability to raise additional capital.

There can be no assurance that distributions will be paid, maintained or increased over time.

There are many factors that can affect the availability and timing of cash distributions to our stockholders. Distributions are expected to be based upon our FFO, MFFO, financial condition, cash flows and liquidity, debt service requirements and capital or other expenditure requirements for our properties, and any distributions will be authorized at the sole discretion of our board of directors, and their form, timing and amount, if any, will be affected by many factors, such as our ability to acquire profitable real estate investments and successfully manage our real estate properties and our operating expenses. Other factors may be beyond our control. We can therefore provide no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. For example, our distributions were suspended for the periods from the third quarter of 2017 through the third quarter of 2018 and for the final three quarters of 2019 through the date of this prospectus. If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to pay distributions, or to pay distributions at expected levels, could result in a decrease in the per share trading price of our Series A Common Stock.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or continue to pay distributions.

Our ability to achieve our investment objectives and to pay distributions on a regular basis is dependent upon our acquisition of suitable property investments and obtaining satisfactory financing arrangements. We cannot be sure that our management will be successful in finding suitable properties on financially attractive terms. If our management is unable to find such investments, we will hold the proceeds available for investment in an interest-bearing account or invest the proceeds in short-term, investment-grade investments. Holding such short-term investments will prevent us from making the long-term investments necessary to generate operating income to pay distributions. As a result, we will need to raise additional capital to continue to pay distributions until such time as suitable property investments become available (see risk factor titled “We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.”). In the event that we are unable to do so, our ability to pay distributions to our stockholders will be adversely affected.

We depend on key personnel, and the loss of such persons could impair our ability to achieve our business objectives.

Our success substantially depends upon the continued contributions of certain key personnel in evaluating and securing investments, selecting tenants and arranging financing. Our key personnel include Jack K. Heilbron and Larry G. Dubose, each of whom would be difficult to replace. If either of these individuals or any of the other members of our management team were to leave, the implementation of our investment strategies could be delayed or hindered, and our operating results could suffer.

We also believe that our future success depends, in large part, upon our ability to hire and retain skilled and experienced managerial and operational personnel. Competition for skilled and experienced professionals has intensified as current unemployment levels are at or near historic lows, and we cannot assure our stockholders that we will be successful in attracting and retaining such personnel.

We rely on third-party property managers to manage our properties and brokers or agents to lease our properties.

We rely on various third-party property managers to manage most of our properties and local brokers or agents to lease vacant space. These third-party property managers have significant decision-making authority with respect to the management of our properties. Although we are significantly engaged with our third-party property managers, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Major issues encountered by our property managers, broker or leasing agents could adversely impact the operation and profitability of our properties and, consequently, our financial condition, results of operations, cash flows, cash available for distributions and our ability to service our debt obligations.

We may change our investment and business policies without stockholder consent, and such changes could increase our exposure to operational risks.

Our Board of Directors may change our investment and business policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders. Although our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our company and stockholders, a change in such policies could result in our making investments different from, and possibly riskier than, investments made in the past. A change in our investment policies may, among other things, increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially affect our ability to achieve our investment objectives.

If we failed to comply with applicable exemption requirements in connection with our private placement offerings, we may be liable for damages to certain of our stockholders.

Prior to 2011 and in more recent years, we or one of our affiliated entities conducted private placement offerings in reliance upon the private placement exemptions from registration under Section 4(a)(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended (“Securities Act”), and various exemptions from registration under applicable state securities laws. Many requirements and conditions of these exemptions are subject to factual circumstances and subjective interpretation. There is no assurance that the Securities and Exchange Commission (“SEC”), any state securities law administrator, or a trier of fact in a court or arbitration proceeding would not determine that we failed to meet one or more of these requirements. In the event that we are found to have sold our securities without an applicable exemption from registration, we could be liable to the purchasers of our securities in that offering for rescission and possibly monetary damages. If a number of investors were successful in seeking one or more of these remedies, we could face severe financial demands that would adversely affect our business and financial condition.

Further, under applicable laws and regulations, our multiple offerings could be combined (or integrated) and treated as a single offering for federal and state securities law purposes. While we have structured each of our offerings individually so that if they are combined they would meet exemption requirements, the law related to integrated offerings remains somewhat unclear and has not been fully defined by the SEC or the courts. Thus, there is uncertainty as to our burden of proving that we have correctly relied on one or more of these private placement exemptions.

If we are deemed to be an investment company under the Investment Company Act, our stockholders’ investment return may be reduced.

We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”), based on exceptions we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our Board of Directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law (“MGCL”) may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares of common stock, including:

•

“business combination” provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, our common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock; and

•

“control share” provisions that provide that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also directors of our company.

By resolution, our Board of Directors has exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person). We cannot assure you that our Board of Directors will not amend or repeal this resolution in the future. In addition, pursuant to a provision in our bylaws we have opted out of the control share provisions of the MGCL.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a director. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-current market price.

Our Board of Directors may approve the issuance of stock, including preferred stock, with terms that may discourage a third party from acquiring us.

Our charter permits our Board of Directors, without any action by our stockholders, to authorize the issuance of stock in one or more classes or series. Our Board of Directors may also classify or reclassify any unissued preferred stock and set or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of any such stock, which rights may be superior to those of our common stock. Thus, our Board of Directors could authorize the issuance of shares of a class or series of stock with terms and conditions which could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our outstanding common stock might receive a premium for their shares over the then current market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Our charter eliminates the liability of our directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law and our charter, our directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our charter authorizes us and our bylaws obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to, or witness in, a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Maryland law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our stockholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our or your best interests.

Our management faces certain conflicts of interest with respect to their other positions and/or interests outside of our company, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

We rely on our management, including Mr. Heilbron, for implementation of our investment policies and our day-to-day operations. Although the majority of his business time is spent working for our company, Mr. Heilbron engages in other investment and business activities in which we have no economic interest. His responsibilities to these other entities could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy. He may face conflicts of interest in allocating his time among us and his other business ventures and in meeting his obligations to us and those other entities. His determinations in these situations may be more favorable to other entities than to us.

Possible future transactions with our management or their affiliates could create a conflict of interest, which could result in actions that are not in the long-term best interest of our stockholders.

Under prescribed circumstances, we may enter into transactions with affiliates of our management, including the borrowing and lending of funds, the purchase and sale of properties and joint investments. Currently, our policy is not to enter into any transaction involving sales or purchases of properties or joint investments with management or their affiliates, or to borrow from or lend money to such persons. However, our policies in each of these regards may change in the future.

We face system security risks as we depend on automated processes and the Internet.

We are increasingly dependent on automated information technology processes. While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack.

In addition, an increasing portion of our business operations are conducted over the Internet, putting us at risk from cybersecurity attacks, including attempts to make unauthorized transfers of funds, gain unauthorized access to our confidential data or information technology systems, viruses, ransomware, and other electronic security breaches. Such cyber-attacks may involve more sophisticated security threats that could impact day-to-day operations. While we employ a number of measures to prevent, detect and mitigate these threats, there is no guarantee such efforts will be successful at preventing a cyber-attack. Cybersecurity incidents could compromise confidential information of our tenants, employees and vendors and cause system failures and disruptions of operations.

Risks Related to Our Indebtedness

We have significant outstanding indebtedness, which requires that we generate sufficient cash flow to satisfy the payment and other obligations under the terms of our debt and exposes us to the risk of default under the terms of our debt.

Our total gross indebtedness as of June 30, 2020 was approximately $140.1 million. We may incur additional debt for various purposes, including, without limitation, to fund future acquisitions and operational needs.

The terms of our outstanding indebtedness provide for significant principal and interest payments. Our ability to meet these and other ongoing payment obligations of our debt depends on our ability to generate significant cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that capital will be available to us, in amounts sufficient to enable us to meet our payment obligations under our loan agreements and to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service these obligations, we may need to refinance or restructure our debt, sell unencumbered assets subject to defeasance or yield maintenance costs (which we may be limited in doing in light of the relatively illiquid nature of our properties), reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet these payment obligations, which could materially and adversely affect our liquidity. Our outstanding indebtedness, and the limitations imposed on us by the agreements that govern our outstanding indebtedness, could have significant adverse consequences, including the following:

•	make it more difficult for us to satisfy our obligations;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business plan;

•	limit our ability to refinance our indebtedness at maturity or impose refinancing terms that may be less favorable than the terms of the original indebtedness;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on obligations under our outstanding indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or adversely affect our ability to meet REIT distribution requirements imposed by the Code;

•	cause us to violate restrictive covenants in the documents that govern our indebtedness, which would entitle our lenders to charge default rates of interest and/or accelerate our debt obligations;

•	cause us to default on our obligations, causing lenders or mortgagees to foreclose on properties that secure our loans and receive an assignment of our rents and leases;

•	force us to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•

limit our ability to make material acquisitions or take advantage of business opportunities that may arise and limit our flexibility in planning for, or reacting to, changes in our business and industry, thereby limiting our ability to compete effectively or operate successfully; and

•	cause us to not have sufficient cash flow to pay dividends to our stockholders or place restrictions on the payment of dividends to our stockholders.

If any one of these events was to occur, our business, results of operations and financial condition would be materially adversely affected.

The Polar Note requires interest-only payments before maturity and a balloon payment at maturity, which may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

On September 17, 2019, we executed a promissory note (the “Polar Note”) for Polar Multi-Strategy Master Fund (“Polar”), who extended a loan in the principal amount of $14.0 million to us. The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments, along with a 4% renewal fee on the unpaid principal balance due October 1, 2020 upon extension of the maturity date. On September 1, we extended the maturity of the Polar Note from October 1, 2020 to March 31, 2021, at which time the entire outstanding principal balance of $8.8 million and accrued and unpaid interest will be due and payable. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan of the same principal amount. The principal balance of the Polar Note will not be reduced (except in the case of permitted prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required to make a lump-sum or “balloon” payment at maturity. The required balloon payment, which will become due in less than a year after this offering, may increase our risk of default under the Polar Note and reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to make the balloon payment (and interest payments) associated with the Polar Note.

Mortgage indebtedness and other borrowings increase our operational risks.

Loans obtained to fund property acquisitions will generally be secured by mortgages on our properties. The more we borrow, the higher our fixed debt payment obligations will be and the greater the risk that we will not be able to timely meet these payment obligations. At June 30, 2020, excluding our model home properties, we had a total of approximately $95.2 million of secured financing on our properties. If we are unable to make our debt payments as required, due to a decrease in rental or other revenues or an increase in our other costs, a lender could charge us a default rate of interest and/or foreclose on the property or properties securing its debt. This could cause an adverse effect on our results of operations and/or cause us to lose part or all of our investment, adversely affecting our financial condition by lowering the value of our real estate portfolio.

Lenders often require restrictive covenants relating to our operations, which adversely affects our flexibility and may affect our ability to achieve our investment objectives.

Some of our mortgage loans impose restrictions that affect our distribution and operating policies, our ability to incur additional debt and our ability to resell interests in properties. A number of loan documents contain covenants requiring us to maintain cash reserves or letters of credit under certain circumstances and limiting our ability to further mortgage the property, discontinue certain insurance coverage, replace the property manager, or terminate certain operating or lease agreements related to the property. Such restrictions may limit our ability to achieve our investment objectives.

Financing arrangements involving balloon payment obligations may adversely affect our ability to pay distributions.

Some of our mortgage loans require us to make a lump-sum or “balloon” payment at maturity. We may finance more properties that we acquire in this manner. Our ability to make a balloon payment at maturity could be uncertain and may depend upon our ability to obtain additional financing, to refinance the debt or to sell the property. When the balloon payment is due, we may not be able to refinance debt on favorable terms or sell the property at a price that would cover the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the value of our common stock.

In addition, making a balloon payment may leave us with insufficient cash to pay the distributions that are required to maintain our qualification as a REIT. At June 30, 2020, excluding our model homes business, we have three mortgages that require a balloon payment in 2021. The model homes division pays off the balance of its mortgages using proceeds from the sale of the underlying homes. Any deficiency in the sale proceeds would have to be paid from existing cash, reducing the amount available for distributions and operations.

Risks Related to our Status as a REIT and Related Federal Income Tax Matters

Failure to qualify as a REIT could adversely affect our operations and our ability to pay distributions.

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT for federal income tax purposes commencing with such taxable year, and we expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments and dispositions, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify for any particular year. If we lose our REIT qualification, we would be subject to federal corporate income taxation on our taxable income, and we could also be subject to increased state and local taxes. Additionally, we would not be allowed a deduction for distributions paid to stockholders. Moreover, unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. The income tax consequences could be substantial and would reduce our cash available for distribution to stockholders and investments in additional real estate. We could also be required to borrow funds or liquidate some investments in order to pay the applicable tax. If we fail to qualify as a REIT, we would not be required to make distributions to our stockholders.

As a REIT, we may be subject to tax liabilities that reduce our cash flow.

Even if we continue to qualify as a REIT for federal income tax purposes, we may be subject to federal, state and local taxes on our income or property, including the following:

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To continue to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) to our stockholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income (determined without regard to the dividends paid deduction and including net capital gains), we will be subject to corporate income tax on the undistributed income.

•

We will be subject to a 4% nondeductible excise tax on the amount, if any, by which the distributions that we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

•

If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•

If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain will be subject to the 100% “prohibited transaction” tax.

•	We may be subject to state and local taxes on our income or property, either directly or indirectly because of the taxation of entities through which we indirectly own our assets.

•	Our subsidiaries that are “taxable REIT subsidiaries” will generally be required to pay federal corporate income tax on their earnings.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We own and may acquire direct or indirect interests in one or more entities that have elected or will elect, together with us, to be treated as our taxable REIT subsidiaries. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets could be represented by securities, including securities of taxable REIT subsidiaries, other than those securities includable in the 75% asset test. Further, for taxable years beginning after December 31, 2017, not more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries. We anticipate that the aggregate value of the stock and other securities of any taxable REIT subsidiaries that we own will be less than 20% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable asset test limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with these limitations or avoid application of the 100% excise tax discussed above.

We may be forced to borrow funds on a short-term basis, to sell assets or to issue securities to meet the REIT minimum distribution or other requirements or for working capital purposes.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. In order to maintain our REIT status or avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then-prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, in general, we must distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gains) each year. We have and intend to continue to make distributions to our stockholders. However, our ability to make distributions may be adversely affected by the risk factors described elsewhere herein. In the event of a decline in our operating results and financial performance or in the value of our asset portfolio, we may not have cash sufficient for distribution. Therefore, to preserve our REIT status or avoid taxation, we may need to borrow funds, sell assets or issue additional securities, even if the then-prevailing market conditions are not favorable. Moreover, we may be required to liquidate or forgo otherwise attractive investments in order to satisfy the REIT asset and income tests or to qualify under certain statutory relief provisions. If we are compelled to liquidate our investments to meet any of these asset, income or distribution tests, or to repay obligations to our lenders, we may be unable to comply with one or more of the requirements applicable to REITs or may be subject to a 100% tax on any resulting gain if such sales constitute prohibited transactions.

In addition, we require a minimum amount of cash to fund our daily operations. Due to the REIT distribution requirements, we may be forced to make distributions when we otherwise would use the cash to fund our working capital needs. Therefore, we may be forced to borrow funds, to sell assets or to issue additional securities at certain times for our working capital needs.

The tax imposed on REITs engaging in “prohibited transactions” may limit our ability to engage in transactions that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Although we do not intend to hold any properties that would be characterized as held for sale to customers in the ordinary course of our business unless a sale or disposition qualifies under certain statutory safe harbors, such characterization is a factual determination and no guarantee can be given that the Internal Revenue Service (“IRS”) would agree with our characterization of our properties or that we will always be able to make use of the available safe harbors.

Legislative or other actions affecting REITs could have a negative effect on our investors or us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the federal income tax consequences of such qualification, or the federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

U.S. tax legislation enacted in 2017 (the “2017 Tax Legislation”) has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their stockholders. Changes made by the 2017 Tax Legislation that could affect us and our stockholders include:

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temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	permanently eliminating the progressive corporate tax rate structure, with a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

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permitting a deduction for certain pass-through business income, including dividends received by our stockholders from us that are not designated by us as capital gain dividends or qualified dividend income, which will allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

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reducing the highest rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	limiting our deduction for net operating losses arising in taxable years beginning after December 31, 2017 to 80% of REIT taxable income (prior to the application of the dividends paid deduction);

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generally limiting the deduction for net business interest expense in excess of 30% of a business’s “adjusted taxable income,” except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system); and

•	eliminating the corporate alternative minimum tax.

Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the tax legislation may adversely affect us in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in our common stock.

The stock ownership limit imposed by the Code for REITs and our charter may discourage a takeover that could otherwise result in a premium price for our stockholders.

In order for us to maintain our qualification as a REIT, no more than 50% in value of our outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that we do not fail to qualify as a REIT under this test, our charter restricts ownership by one person or entity to no more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 9.8% in value of the aggregate outstanding shares of all classes and series of our capital stock. This restriction may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Dividends payable by REITs generally are taxed at the higher ordinary income rate, which could reduce the net cash received by stockholders and may be detrimental to our ability to raise additional funds through any future sale of our common stock.

Income from “qualified dividends” payable to U.S. stockholders that are individuals, trusts and estates is generally subject to tax at reduced rates. However, dividends payable by REITs to its stockholders generally are not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates (but, under the 2017 Tax Legislation, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026). Although these rules do not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the reduced rates continue to apply to regular corporate qualified dividends, investors that are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of our common stock, and could be detrimental to our ability to raise additional funds through the future sale of our common stock.

Tax-exempt stockholders will be taxed on our distributions to the extent such distributions are unrelated business taxable income.

Generally, neither ordinary nor capital gain distributions should constitute unrelated business taxable income (“UBTI”) to tax-exempt entities, such as employee pension benefit trusts and individual retirement accounts. Our payment of distributions to a tax-exempt stockholder will constitute UBTI, however, if the tax-exempt stockholder has incurred debt to acquire its shares. Therefore, tax-exempt stockholders are not assured all dividends received will be tax-free.

Risks Related to Legal and Regulatory Requirements

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Our properties are subject to various local, state and federal regulatory requirements, including those addressing zoning, environmental and land use, access for disabled persons, and air and water quality. These laws and regulations may impose restrictions on the manner in which our properties may be used or business may be operated, and compliance with these standards may require us to make unexpected expenditures, some of which could be substantial. Additionally, we could be subject to liability in the form of fines, penalties or damages for noncompliance, and any enforcement actions could reduce the value of a property. Any material expenditures, penalties, or decrease in property value would adversely affect our operating income and our ability to pay dividends to our stockholders.

The costs of complying with environmental regulatory requirements, of remediating any contaminated property, or of defending against claims of environmental liability could adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, an owner or operator of real property is responsible for the cost of removal or remediation of hazardous or toxic substances on its property. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated.

For instance, federal regulations require us to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials (“ACMs”), and potential ACMs on our properties. Federal, state, and local laws and regulations also govern the removal, encapsulation, disturbance, handling and disposal of ACMs and potential ACMs, when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a property. There are or may be ACMs at certain of our properties. As a result, we may face liability for a release of ACMs and may be subject to personal injury lawsuits by workers and others exposed to ACMs at our properties. Additionally, the value of any of our properties containing ACMs and potential ACMs may be decreased.

Although we have not been notified by any governmental authority and are not otherwise aware of any material noncompliance, liability or claim relating to hazardous substances in connection with our properties, we may be found noncompliant in the future. Environmental laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of any hazardous substances. Therefore, we may be liable for the costs of removing or remediating contamination of which we had no knowledge. Additionally, future laws or regulations could impose an unanticipated material environmental liability on any of the properties that we purchase.

The presence of contamination, or our failure to properly remediate contamination of our properties, may adversely affect the ability of our tenants to operate the contaminated property, may subject us to liability to third parties, and may inhibit our ability to sell or rent such property or borrow money using such property as collateral. Any of these occurrences would adversely affect our operating income.

Compliance with the Americans with Disabilities Act may require us to make unintended expenditures that could adversely impact our results of operations.

Our properties are generally required to comply with the Americans with Disabilities Act of 1990, or the ADA. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The parties to whom we lease properties are obligated by law to comply with the ADA provisions, and we believe that these parties may be obligated to cover costs associated with compliance. If required changes to our properties involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, our tenants may to be able to cover the costs and we could be required to expend our own funds to comply with the provisions of the ADA. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Risks Related to this Offering and an Investment in Our Company Generally

There is currently no public market for our Series A Common Stock. An active trading market for our Series A Common Stock may not develop following this offering.

There has not been any public market for our Series A Common Stock prior to this offering. We have been approved to list our Series A Common Stock on Nasdaq. We do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. The initial public offering price for our Series A Common Stock will be determined by negotiation between us and the Underwriter. The price at which shares of our Series A Common Stock trade after the completion of this offering may be lower than the price at which the Underwriter sells them in this offering.

The market price and trading volume of our Series A Common Stock may be volatile following this offering, and you could experience a loss if you sell your shares.

Even if an active trading market develops for our Series A Common Stock, the market price of our Series A Common Stock may be volatile. In addition, the trading volume in our Series A Common Stock may fluctuate and cause significant price variations to occur. If the market price of our Series A Common Stock declines significantly, you may be unable to sell your shares at or above the public offering price. We cannot assure you that the market price of our Series A Common Stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Series A Common Stock include:

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actual or anticipated variations in our quarterly results of operations or distributions, including as a result of the recent COVID-19 pandemic and its impact on our business, financial condition, results of operations and cash flows;

•	changes in our FFO, MFFO, earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or the real estate industry generally;

•	the extent of investor interest;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);

•	adverse market reaction to any additional debt that we incur or acquisitions that we make in the future;

•	additions or departures of key management personnel;

•	future issuances by us of our common stock or other equity securities;

•	actions by institutional or activist stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Series A Common Stock could decline.

Prior to this offering, shares of our Series A Common Stock were not listed on any national securities exchange and the ability of stockholders to liquidate their investments was limited. As a result, there may be pent-up demand to sell shares of our Series A Common Stock. A large volume of sales of shares of our Series A Common Stock could further decrease the prevailing market price of such shares and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if sales of a substantial number of shares of our Series A Common Stock are not effectuated, the perception of the possibility of these sales could depress the market price for such shares and have a negative effect on our ability to raise capital in the future.

If our existing stockholders sell substantial amounts of our Series A Common Stock in the public market following this offering, the market price of our Series A Common Stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Series A Common Stock could also depress our market price. Upon completion of this offering, we will have 9, 4 22,036 shares of Series A Common Stock outstanding, or 9,497 ,036 shares if the Underwriter exercises in full its option to purchase additional shares. Our directors, executive officers and certain additional other holders of our Series A Common Stock will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of the lock-up periods have expired, additional shares of our outstanding common stock will be eligible for sale in the public market. In addition, the underwriter may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our Series A Common Stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Series A Common Stock might impede our ability to raise capital through the issuance of additional shares of our Series A Common Stock or other equity securities and could result in a decline in the value of the shares of our Series A Common Stock purchased in this offering.

Market interest rates may have an adverse effect on the market price of our securities.

One of the factors that will influence the price of our Series A Common Stock will be the dividend yield on our common stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our Series A Common Stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to fall.

Broad market fluctuations could negatively impact the market price of our Series A Common Stock.

Stock market price and volume fluctuations could affect the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performance. These fluctuations could reduce the market price of our Series A Common Stock. Furthermore, our results of operations and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our Series A Common Stock.

The market price of our Series A Common Stock could be adversely affected by our level of cash distributions.

The market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales or refinancings, as well as the real estate market value of the underlying assets, may cause our Series A Common Stock to trade at prices that differ from our net asset value per share. If we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our Series A Common Stock.

Our historical performance may not be indicative of our future results or an investment in our Series A Common Stock.

We have presented in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Prospectus Summary—Summary Historical Financial Data” certain information relating to the summary consolidated financial data for our company and our properties. When considering this information, you should bear in mind that our historical results are not indicative of the future results that you should expect from us or any investment in our common stock.

Future offerings of debt, which would be senior to our Series A Common Stock upon liquidation, and any preferred equity securities that may be issued and be senior to our Series A Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Series A Common Stock.

In the future, we may seek additional capital and commence offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, and consequently, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

A future issuance of stock could dilute the value of our Series A Common Stock.

We may sell additional shares of Series A Common Stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be 9, 4 22,036 shares of our Series A Common Stock issued and outstanding. Those shares outstanding do not include the potential issuance, as of the date of this prospectus, of approximately 969,000 shares of our Series A Common Stock that will be available for future issuance under our 2017 Incentive Award Plan as of the completion of this offering. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of Series A Common Stock. We cannot predict the size of future issuances of our Series A Common Stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our Series A Common Stock will have on the market price of our Series A Common Stock. Sales of substantial amounts of our Series A Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our Series A Common Stock.

You will experience immediate and material dilution in connection with the purchase of our shares of Series A Common Stock in this offering.

As of June 30, 2020, the historical net tangible book value of our company was approximately $29.7 million, or $3.32 per share of common stock held by our existing investors. As a result, the pro forma net tangible book value per share of our Series A Common Stock after the completion of this offering will be less than the initial public offering price. The purchasers of shares of our Series A Common Stock offered hereby will experience immediate and substantial dilution of $1.6 9 per share in the pro forma net tangible book value per share of shares of our Series A Common Stock, based on an assumed public offering price of $5.00 per share. See “Dilution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business and Property” and “Certain Relationships and Related Transactions.” Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Important factors that may cause actual results to differ from projections include, but are not limited to:

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the potential adverse effects of the COVID-19 pandemic and ensuing economic turmoil on our financial condition, results of operations, cash flows and performance, particularly our ability to collect rent, on the financial condition, results of operations, cash flows and performance of our tenants, and on the global economy and financial markets; adverse economic conditions in the real estate market and overall financial market fluctuations (including, without limitation, as a result of the current COVID-19 pandemic);

•	adverse economic conditions in the real estate market (including, without limitation, as a result of the current COVID-19 pandemic);

•	adverse changes in the real estate financing markets;

•	our inability to raise sufficient additional capital to continue to expand our real estate investment portfolio and pay dividends to our stockholders;

•	unexpected costs, lower than expected rents and revenues from our properties, and/or increases in our operating costs;

•	inability to attract or retain qualified personnel, including real estate management personnel;

•	adverse results of any legal proceedings;

•	changes in local, regional and national economic conditions;

•	our inability to compete effectively;

•	our inability to collect rent from tenants or renew tenants’ leases;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	decreased rental rates or increased vacancy rates;

•	changes in the availability of additional acquisition opportunities;

•	our inability to successfully complete real estate acquisitions;

•	our failure to successfully operate acquired properties and operations;

•	changes in our business strategy;

•	our failure to generate sufficient cash flows to service our outstanding indebtedness;

•	our failure or inability to implement the Recapitalization;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	our failure to qualify and maintain our status as a REIT;

•	government approvals, actions and initiatives, including the need for compliance with environmental requirements;

•	financial market fluctuations;

•	the impact of changes in the tax law as a result of recent federal tax legislation and uncertainty as to how some of those changes may be applied;

•	changes in real estate and zoning laws and increases in real property tax rates; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Property.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to the factors, risks and uncertainties described above, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in “Risk Factors,” many of which are beyond our control. We believe that these factors include those described in “Risk Factors” or in our periodic filings with the SEC. Should one or more of these risks or uncertainties materialize or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting estimated underwriting discounts and commissions and offering expenses, will be approximately $ 1.5 million, or approximately $ 1.9 million if the Underwriter exercises in full its option to purchase additional shares of Series A Common Stock from us, assuming an initial public offering price of $5.00 per share. A $1.00 increase or decrease in the assumed initial public offering price of $5.00 per share would increase or decrease net proceeds to us from this offering by approximately $ 0.5 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same.

We intend to use the net proceeds for general corporate and working capital purposes, including to potentially acquire additional properties and reduce outstanding indebtedness.

DISTRIBUTION POLICY

We intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay regular U.S. federal corporate income tax on any undistributed net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “U.S. Federal Income Tax Considerations.”

We have paid distributions to our stockholders at least quarterly since the first quarter we commenced operations on April 1, 1999 through the second quarter of 2017 and declared distributions in the fourth quarter of 2018 and the first quarter of 2019, which were paid in the first quarter of 2019 and third quarter of 2019, respectively. To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we generally intend to continue making regular quarterly distributions to holders of our common stock. Although we anticipate making quarterly distributions to our stockholders over time, our Board of Directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. As such, we cannot provide any assurance as to the amount or timing of future distributions.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, we could be required to utilize the net proceeds of this offering to fund our quarterly distributions, which would reduce the amount of cash that we have available for investing and other purposes. For more information, see “U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We may issue additional preferred stock for various purposes, including, without limitation, to fund future acquisition and development activities and operational needs. The distribution preference on any issued preferred stock could limit our ability to make distributions to the holders of our common stock.

Distributions made by us will be authorized and determined by our Board of Directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We cannot assure you that our distributions will be made or sustained or that our Board of Directors will not change our distribution policy in the future. Any distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

The following is a summary of distributions declared per share for the years ended December 31, 2019, 2018 and 2017 after giving effect to the one-for-two reverse stock split:

	2019	2018	2017
Quarter Ended	Distributions Declared	Distributions Declared	Distributions Declared
March 31	$0.12	$—	$0.20
June 30	—	—	0.20
September 30	—	—	—
December 31	—	0.12	—
Total	$0.12	$0.12	$0.40

No cash distributions have been declared during the six months ended June 30, 2020. During each of the years ended December 31, 2019 and December 31, 2018, respectively, we declared a cash distribution of approximately $1.1 million, or $0.12 per share after giving effect to the one-for-two reverse stock split. As we reported a net taxable gain for the year ended December 31, 2019, the cash distributions paid were reported as a distribution of taxable earnings and a return of capital.

RECAPITALIZATION

As of the date of this prospectus, there were 8,922,036 shares of our Series A Common Stock outstanding. Our Series A Common Stock is not traded on a national securities exchange. On July 29, 2020, we effectuated a one-for-two reverse stock split of our then outstanding shares of Series A Common Stock. Unless otherwise indicated, all information in this prospectus gives effect to, and all share and per share amounts have been retroactively adjusted to give effect to, the reverse stock split. The terms of our Series A Common Stock are described more fully under “Description of Capital Stock” in this prospectus. In this prospectus, we refer to the reverse stock split consummated prior to this offering as the “Recapitalization.” The Recapitalization had the effect of reducing the total number of outstanding shares of our Series A Common Stock.

CAPITALIZATION

The following table sets forth the historical combined cash and cash equivalents and capitalization of Presidio Property Trust, Inc. as of June 30, 2020 on an actual basis, and as adjusted to give effect to this offering and the intended use of the net proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus. All information in the following table has been adjusted to reflect the authorization of the Series A Common Stock and the reverse stock split.

	As of June 30, 2020
	Historical (unaudited)	As Adjusted(1)(2)(3)
Cash and cash equivalents	$8,657,989	$10,182, 989
Debt:
Mortgage notes payable, net	125,530,928	125,530,928
Note payable, net	8,250,821	8,250,821
Total Debt	$133,781,749	$133,781,749
Equity:
Series A Common Stock, $0.01 par value per share; 100,000,000 shares authorized, actual; 8,925,036 shares issued and outstanding, actual; 100,000,000 shares authorized, as adjusted; 9,925,036 shares issued and outstanding, as adjusted(1)	89,250	94 ,250
Additional paid-in capital	153,376,678	154,896,678
Dividends in excess of accumulated losses	(116,067,090)	(116,067,090)
Total stockholders’ equity before noncontrolling interest	37,398,838	38,923,838
Noncontrolling interest	16,471,922	16,471,922
Total equity	53,870,760	55,395,760
Total Capitalization(4)	$187,652,509	$189,177,509

(1)

The Series A Common Stock outstanding as shown includes 325,500 shares of restricted Series A Common Stock issued under our 1999 Flexible Incentive Plan and approximately 131,000 shares of Restricted Stock as defined in the 2017 Plan to our directors, executive officers and employees. Does not include 969,000 shares of Series A Common Stock that will be available for issuance under our 2017 Incentive Award Plan at the time of this offering or the 3,000 shares repurchased of our Series A Common Stock subsequent to June 30, 2020.

(2)	Does not include the exercise of the Underwriter’s option to purchase up to 75 ,000 additional shares of our Series A Common Stock.
(3)

Assumes 5 00,000 shares of Series A Common Stock will be sold in this offering at an initial public offering price of $5.00 per share, for net proceeds of approximately $ 1.5 million after deducting the underwriting discounts and estimated expenses of this offering of approximately $0.8 million. See “Use of Proceeds.”

(4)

Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization by approximately $0.5 million, assuming that the number of shares that we are offering, as set forth on the cover page of this prospectus, remains the same and that the Underwriter does not exercise its over-allotment option. An increase (decrease) of 50,000 or 10% of the shares that we are offering would increase (decrease) each of as adjusted cash and cash equivalents, additional paid in capital, stockholders’ equity and total capitalization by approximately $0. 2 million, assuming the initial public offering price per share remains the same.

DILUTION

Purchasers of shares of our Series A Common Stock offered in this prospectus will experience an immediate and substantial dilution in the net tangible book value per share of our common stock from the initial public offering price. As of June 30, 2020, after adjusting for the Recapitalization, we had a pro forma combined net tangible book value of $29.7 million, or $3.32 per share of our common stock. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” the deduction of underwriting discounts, the completion of the Recapitalization and the estimated offering expenses payable by us, the pro forma net tangible book value as of June 30, 2020 attributable to common stockholders, including the effects of the grants of awards covering shares of our common stock to our directors and executive officers, would have been $ 31.2 million, or $3. 31 per share of our common stock. This amount represents an immediate de crease in net tangible book value of $0.0 1 per share to prior investors and an immediate dilution in pro forma net tangible book value of $1.6 9 per share from the assumed initial public offering price of $5.00 per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Series A Common Stock	$		5.00
Net tangible book value per share of common stock as of June 30, 2020 (1)		3.32
De crease in net tangible book value per share attributable to new investors		(0.01)
Pro forma net tangible book value per share after giving effect to this offering (2)			3.3 1
Dilution per share to new investors (3)	$		1. 69

(1)

Net tangible book value per share of our common stock before this offering is determined by dividing net tangible book value based on June 30, 2020 net book value of the tangible assets (consisting of total assets less intangible assets, which are comprised of goodwill (if applicable), deferred financing and leasing costs, acquired above-market leases and acquired in place lease value, net of liabilities to be assumed, excluding acquired below-market leases and net of equity attributable to non-controlling interest), after adjusting for the reverse stock split, by the number of shares of our common stock held by prior investors after this offering.

(2)

Based on pro forma net tangible book value of approximately $ 31.2  million after completion of this offering divided by the sum of 9, 425 ,036 shares of our Series A Common Stock to be outstanding after this offering, not including 75 ,000 shares of our Series A Common Stock issuable upon exercise of the Underwriter’s over-allotment option. This excludes 3,000 shares repurchased of our Series A Common Stock subsequent to June 30, 2020.

(3)

Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering from the initial public offering price paid by a new investor for a share of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those in this discussion as a result of various factors, including, but not limited to, those discussed under “Risk Factors” in this prospectus.

Overview

We are an internally managed, diversified REIT. We were incorporated in the State of California on September 28, 1999, and in June 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” Our current portfolio consists of approximately 1,129,738 square feet comprised of 10 office properties, one industrial property and four retail properties, which we refer to collectively as our commercial portfolio. In addition, we also own interests, through our subsidiaries, in 132 model homes subject to triple-net leases with well-established residential home builders with the majority located in Florida and Texas. This geographical clustering has enabled us to reduce our operating costs and gain efficiencies through economies of scale by managing a number of properties with reduced overhead and staffing costs. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties. Our commercial portfolio currently consists of properties located in Southern California, Colorado and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is diversified, which helps limit our exposure to any single industry in which our tenants operate. As of June 30, 2020, our tenant base consists of 227 individual commercial tenants with an average remaining lease term of approximately 2.4 years. As of June 30, 2020, no commercial tenant represented more than approximately 6% of our annualized base rent, and our ten largest tenants represented approximately 29% of our annualized base rent.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality commercial properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we believe that there may be potential for price appreciation, and we can diversify by geography, builder size, and model home purchase price.

Outlook

On March 11, 2020, the World Health Organization declared COVID-19, a respiratory illness caused by the novel coronavirus, a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The COVID-19 pandemic caused state and local governments within our areas of business operations to institute quarantines, “shelter-in-place” mandates, including rules and restrictions on travel and the types of businesses that may continue to operate. While certain areas begin to re-open, others have seen an increase in the number of cases reported, prompting local government to enforce further restrictions. We continue to monitor our operations and government recommendations and have modified our normal operations, including requiring our employees to work remotely with the exception of essential personnel.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law to provide widespread emergency relief for the economy and to provide aid to corporations. The CARES Act includes several significant provisions related to taxes, refundable payroll tax credits and deferment of social security payments.

We continue to evaluate the relief options for us and our tenants available under the CARES Act, as well as other emergency relief initiatives and stimulus packages instituted by the federal government. A number of the relief options contain restrictions on future business activities, including ability to repurchase shares and pay dividends, that require careful evaluation and consideration. We will continue to assess these options, and any subsequent legislation or other relief packages, including the accompanying restrictions on our business, as the effects of the pandemic continue to evolve.

The effects of the COVID-19 pandemic did not significantly impact our operating results during the first or second quarter of 2020. We continue to monitor and communicate with our tenants to assess their needs and ability to pay rent. We have negotiated and are continuing to negotiate lease amendments with certain tenants who have demonstrated financial distress caused by the COVID-19 pandemic, which have included or may include rent deferral, temporary rent abatement, or reduced rental rates and/or lease extension periods. While these amendments have affected our short-term cash flows, we do not believe they represent a change in the valuation of our assets for the properties affected and have not significantly affected our results of operations. Given the longevity of this pandemic, the COVID-19 outbreak may materially affect our financial condition and results of operations going forward, including, but not limited to, real estate rental revenues, credit losses, leasing activity, and potentially the valuation of our real estate assets. We expect that we may have additional rent deferrals, abatements and credit losses from our commercial tenants during the remainder of 2020 which may have a material impact on our real estate rental revenue and cash collections. We also expect that the effects of the COVID-19 pandemic will impact our ability to lease available commercial space. Our business operations and activities in many regions may be subject to future quarantines, “shelter-in-place” rules, and various other restrictions for the foreseeable future. Due to the uncertainty of the future impacts of the COVID-19 pandemic, the extent of the financial impact cannot be reasonably estimated at this time.

Significant Transactions in the Six Months Ended June 30, 2020 and the Year Ended December 31, 2019

Acquisitions

•

We acquired 17 model home properties and leased them back to the homebuilders during the six months ended June 30, 2020. The purchase price for the properties was $6.3 million. The purchase price consisted of cash payments of $1.9 million and mortgage notes of $4.4 million.

•

We acquired 33 model home properties and leased them back to the homebuilders during the twelve months ended December 31, 2019. The purchase price for the properties was $13.0 million. The purchase price consisted of cash payments of $3.9 million and mortgage notes of $9.1 million.

Dispositions

We review our portfolio of investment properties for value appreciation potential on an ongoing basis and dispose of any properties that no longer satisfy our requirements in this regard, taking into account tax and other considerations. The proceeds from any such property sale, after repayment of any associated mortgage, are available for investing in properties that we believe will have a greater likelihood of future price appreciation. We disposed of the following properties during the six months ended June 30, 2020 and the year ended December 31, 2019:

•	We sold Morena Office Center on January 15, 2019 for approximately $5.6 million and we recognized a gain of approximately $700,000.

•	We sold Nightingale land on May 8, 2019 for approximately $875,000 and we recognized a loss of approximately $93,000.

•

On July 1, 2019, NetREIT Genesis, LLC sold a 43% tenants-in-common interest in Genesis Plaza (“TIC Interest”) for $5.6 million to a newly formed entity, NetREIT Genesis II, LLC, in which NetREIT Casa Grande LP is the sole member. NetREIT Casa Grande LP owned and sold Morena Office Center on January 15, 2019. The sale of the TIC Interest was structured as a 1031 exchange and included $2.9 million in cash and assumption of debt. We remain a guarantor of the debt and NetREIT Genesis, LLC and NetREIT Genesis II, LLC are jointly and severally liable for the debt securing Genesis Plaza, the financial terms and conditions of which remain materially unchanged.

•	The Presidio office building was sold on July 31, 2019 for approximately $12.3 million and we recognized a gain of approximately $4.5 million.

•	During the year ended December 31, 2019, we disposed of 41 model homes for approximately $14.6 million and recognized a gain of approximately $1.2 million.

•	Centennial Tech Center was sold on February 5, 2020 for approximately $15.0 million and we recognized a loss of approximately $913,000.

•	Union Terrace was sold on March 13, 2020 for approximately $11.3 million and we recognized a gain of approximately $688,000.

•	During the six months ended June 30, 2020, we disposed of 21 model homes for approximately $8.0 million and recognized a gain of approximately $557,000.

Economic Environment

The United States economy is currently in an economic downturn with recessionary concerns as a result of COVID-19. The broad economic market conditions in the United States are typically affected by numerous factors, including inflation and employment levels, economic growth and/or recessionary concerns, energy prices, government fiscal, monetary, trade and tax policies, changes in currency exchange rates, geopolitical events, the regulatory environment, the availability of credit, and interest rates. As of the date of this prospectus, the impact of the COVID-19 pandemic and related fallout from containment and mitigation measures, such as stay-at-home orders and restrictions on non-essential business, is adversely affecting current economic conditions in the United States.

These adverse economic conditions could have a material effect on our business, financial condition, and results of operations.

Credit Market Environment

As a result of the economic fallout from COVID-19 that began in mid-March 2020, the Federal Reserve reduced the federal funds rate to a range of 0% to 0.25%, provided a new round of quantitative easing measures and opened short-term lending facilities to provide liquidity for the repurchase agreement and commercial paper markets. With the Fed actions, the Treasury yield curve fell dramatically as the benchmark 10-year Treasury note yield declined to 0.68% from 1.92% between the end of 2019 and the beginning of September 2020. Commercial mortgage markets are in a period of price discovery, with certain lenders remaining active. Interest rate floors have become commonplace, while underwriting and property-type criteria are often more stringent due to tenant credit, property cashflow and valuation concerns. Average commercial and multifamily spreads remained tight in the first two quarters of 2020, reflecting continuing momentum from the strong market conditions that existed prior to the onset of COVID-19.

Our ability to execute our business strategies, and in particular to make new investments, is highly dependent upon our ability to procure external financing. Our principal source of external financing includes the issuance of our equity securities and mortgages secured by properties. We continue to obtain mortgages from the commercial mortgage-backed securities (“CMBS”) market, life insurance companies and regional banks. Even though we have historically been successful in procuring equity and debt financing, we cannot be assured that we will be successful at doing so in the future.

Management’s Evaluation of Results of Operations

Our management team’s evaluation of operating results includes an assessment of our ability to generate cash flow necessary to pay operating expenses, general and administrative expenses, debt service, and to fund distributions to our stockholders including dividends. As a result, our management team’s assessment of operating results gives less emphasis to the effects of unrealized gains and losses and other non-cash charges, such as depreciation and amortization and impairment charges, which may cause fluctuations in net income for comparable periods but have no impact on cash flows. Our management team’s evaluation of our potential for generating cash flow includes assessments of our recently acquired properties, our non-stabilized properties, long-term sustainability of our real estate portfolio, our future operating cash flow from anticipated acquisitions, and the proceeds from the sales of our real estate assets.

In addition, our management team evaluates our portfolio and individual properties’ results of operations with a primary focus on increasing and enhancing the value, quality and quantity of properties in our real estate holdings. Our management team focuses its efforts on improving underperforming assets through re-leasing efforts, including negotiation of lease renewals and rental rates. Properties that have reached goals in occupancy and rental rates are evaluated for potential added value appreciation and, if lacking such potential, are sold with the equity reinvested in properties that have better potential without foregoing cash flow. Our ability to increase assets under management is affected by our ability to raise borrowings and/or capital, coupled with our ability to identify appropriate investments.

The discussions of our results of operations in this prospectus are largely based on our consolidated results of operations for the six months ended June 30, 2020 and the year ended December 31, 2019. Although the COVID-19 pandemic did not significantly impact our operating results for the six months ended June 30, 2020, we expect that the effects of the COVID-19 pandemic may significantly adversely affect our business, financial condition, results of operations and cash flows in future periods, including but not limited to, real estate rental revenues, credit losses, and leasing activity, depending on the duration and magnitude of the COVID-19 pandemic and ensuing economic turmoil, as well as numerous factors, many of which are outside of our control, as discussed under “Risk Factors.”

Our results of operations for the six months ended June 30, 2020 are not indicative of those expected in future periods, as we expect that rental income, interest expense, rental operating expense, general and depreciation and amortization will increase in future periods as a result of the assets acquired from the proceeds of this offering, subject to numerous factors, including those outlined in the section “Risk Factors”.

Critical Accounting Policies

As a company primarily involved in owning income generating real estate assets, management considers the following accounting policies critical as they reflect our more significant judgments and estimates used in the preparation of our financial statements and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets and Lease Intangibles

Land, buildings, and improvements are recorded at cost, including tenant improvements and lease acquisition costs (including leasing commissions, space planning fees, and legal fees). We capitalize any expenditure that replaces, improves, or otherwise extends the economic life of an asset, while ordinary repairs and maintenance are expensed as incurred. We allocate the purchase price of acquired properties between the acquired tangible assets and liabilities (consisting of land, building, tenant improvements, land purchase options, and long-term debt) and identified intangible assets and liabilities (including the value of above-market and below-market leases, the value of in-place leases, unamortized lease origination costs and tenant relationships), based in each case on their respective fair values.

We allocate the purchase price to tangible assets of an acquired property based on the estimated fair values of those tangible assets assuming the building was vacant. Estimates of fair value for land, building and building improvements are based on many factors including, but not limited to, comparisons to other properties sold in the same geographic area and independent third-party valuations. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair values of the tangible and intangible assets and liabilities acquired.

The value allocated to acquired lease intangibles is based on management’s evaluation of the specific characteristics of each tenant’s lease. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.

The value allocable to the above-market or below-market market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease.

The value of in-place leases and unamortized lease origination costs are amortized to expense over the remaining term of the respective leases, which range from less than a year to ten years. The amount allocated to acquire in-place leases is determined based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount allocated to unamortized lease origination costs is determined by what we would have paid to a third party to secure a new tenant reduced by the expired term of the respective lease.

Real Estate Held for Sale

Real estate sold during the current period is classified as “real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements. Mortgage notes payable related to the real estate sold during the current period is classified as “notes payable related to real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements.

Impairment of Real Estate Assets

We review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property is written down to its estimated fair value based on our best estimate of the property’s discounted future cash flows.

Goodwill and Intangible Assets

Intangible assets, including goodwill and lease intangibles, are comprised of finite-lived and indefinite-lived assets. Lease intangibles represents the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and land purchase options.

Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Indefinite-lived assets are not amortized.

We test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset.

Sales of Real Estate Assets

Gains from the sale of real estate assets will not be recognized under the full accrual method until certain criteria are met. Gain or loss (the difference between the sales value and the book value) shall be recognized at the date of sale if a sale has been consummated and the following criteria are met:

•	The buyer is independent of the seller;

•	Collection of the sales price is reasonably assured; and

•	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.

Gains relating to transactions which do not meet the criteria for full accrual method of accounting are deferred and recognized when the full accrual method of accounting criteria are met or by using the installment or deposit methods of profit recognition, as appropriate in the circumstances.

Revenue Recognition

We recognize revenue from rent, tenant reimbursements, and other revenue once all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The amount is fixed or determinable; and

•	The collectability of the amount is reasonably assured.

Annual rental revenue is recognized in rental revenues on a straight-line basis over the term of the related lease. Estimated recoveries from certain tenants for their pro rata share of real estate taxes, insurance and other operating expenses are recognized as revenues in the period the applicable expenses are incurred or as specified in the leases. Other tenants pay a fixed rate and these tenant recoveries are recognized as revenue on a straight-line basis over the term of the related leases.

Certain of our leases currently contain rental rate increases at specified intervals. We record as an asset, and include in revenues, deferred rent receivable that will be received if the tenant makes all rent payments required through the expiration of the initial term of the lease. Deferred rent receivable in the accompanying balance sheets includes the cumulative difference between rental revenue recorded on a straight-line basis and rents received from the tenants in accordance with the lease terms. Accordingly, our management determines to what extent the deferred rent receivable applicable to each specific tenant is collectible. We review material deferred rent receivable, as it relates to straight-line rents, and take into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of deferred rent with respect to any given tenant is in doubt, we record an increase in the allowance for uncollectible accounts, and write-off of the specific rent receivable. No such reserves related to deferred rent receivables have been recorded as of the six months ended June 30, 2020 or the year ended December 31, 2019.

Income Taxes

We elected to be taxed as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 2000. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders. If we fail to maintain our qualification as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates (including any applicable alternative minimum tax for taxable years beginning on or before December 31, 2017). We are subject to certain state and local income taxes.

We, together with one of our subsidiaries, have elected to treat such subsidiary as a taxable REIT subsidiary (“TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as providing non-customary services for our tenants and holding assets that we cannot hold directly. A TRS is subject to federal and, if applicable, state and local income taxes.

Fair Value Measurements

Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

Level 1—Quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs other than quoted process that are observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs for the asset or liability.

Fair value is defined as the price at which an asset or liability is exchanged between market participants in an orderly transaction at the reporting date. Our cash equivalents, mortgage notes receivable, accounts receivable and payables and accrued liabilities all approximate fair value due to their short-term nature. Management believes that the recorded and fair values of notes payable as of June 30, 2020 are approximately the same as of December 31, 2019.

Depreciation and Amortization

We record depreciation and amortization expense using the straight-line method over the useful lives of the respective assets. The cost of buildings are depreciated over estimated useful lives of 39 years, the costs of improvements are amortized over the shorter of the estimated life of the asset or term of the tenant lease (which range from one to ten years), and the cost of furniture, fixtures and equipment are depreciated over four to five years.

Results of Operations for the Three Months Ended June 30, 2020 and 2019

Our results of operations for the three months ended June 30, 2020 and 2019 are not indicative of those expected in future periods as we expect that rental income, interest expense, rental operating expense and depreciation and amortization will fluctuate in future periods as a result of anticipated dispositions and growth through future acquisitions of real estate related investments.

The discussion that follows is based on our consolidated results of operations for the three months ended June 30, 2020 and 2019. Although the COVID-19 pandemic did not significantly impact our operating results for the three months ended June 30, 2020, we expect that the effects of the COVID-19 pandemic may significantly adversely affect our business, financial condition, results of operations and cash flows going forward, including but not limited to, real estate rental revenues, credit losses, and leasing activity, in ways that may vary widely depending on the duration and magnitude of the COVID-19 pandemic and ensuing economic turmoil, as well as numerous factors, many of which are outside of our control, as discussed under “Risk Factors.”

Revenues. Total revenue was $6.1 million for the three months ended June 30, 2020 compared to $7.1 million for the same period in 2019, a decrease of $1.0 million or 14.0%, which is primarily due to a net decrease in rental income related to the sale of three properties in 2019 and two properties during the first quarter of 2020. The decrease in rental income is also attributed to COVID-19 related tenant workouts, which included rent abatements and deferrals that are being recognized over the remaining lease term.

Rental Operating Costs. Rental operating costs decreased by $526,000 to $2.0 million for the three months ended June 30, 2020, compared to $2.5 million for the same period in 2019. Rental operating costs as a percentage of total revenue also decreased to 32.7% as compared to 35.5% for the three months ended June 30, 2020 and 2019, respectively. The decrease in rental operating costs for the three months ended June 30, 2020 as compared to 2019 is due to the sale of three properties in 2019 and two properties during the quarter ended June 30, 2020, as well as the mix of properties held to include a higher percentage of model homes period over period, which have significantly lower operating costs.

General and Administrative Expenses. General & Administrative (“G&A”) expenses decreased by $141,000 for the three months ended June 30, 2020 compared to the same period in 2019. G&A expenses as a percentage of total revenue was 20.9% and 19.9% for three months ended June 30, 2020 and 2019, respectively. The decrease in G&A expenses for the three months ended June 30, 2020 as compared to 2019 is mainly due to a decrease in stock compensation expense.

Depreciation and Amortization.  Depreciation and amortization expense was $1.6 million for the three months ended June 30, 2020, compared to $1.7 million for the same period in 2019, representing a decrease of approximately $127,000 or 7.3%. The decrease in depreciation and amortization expense in 2020 compared to the same period in 2019 is primarily due to the sale of three properties in 2019 and two properties during the three months ended June 30, 2020, and the classification of two additional commercial properties as held for sale subsequent to June 30, 2019, upon which we ceased depreciation.

Asset Impairments. We review the carrying value of each of our real estate properties quarterly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the three months ended June 30, 2020, we entered into lease renewal negotiations with a significant tenant at our Waterman Plaza retail property at a lower market rental rate than the rental rate being charged. We obtained a broker opinion of value that considered the lower market rental rates and subsequently determined there was a material change to undiscounted cash flows on the property as of June 30, 2020. Therefore, we recorded an $845,000 non-cash impairment in the Condensed Consolidated Statements of Operations during the three months ended June 30, 2020. Management considered the impact of COVID-19 on all remaining assets as of June 30, 2020 and determined that there was not sufficient data available to indicate an impairment had occurred as of that date.

Interest Expense - Series B Preferred Stock. The Series B Preferred Stock issued in August 2014 included a mandatory redemption provision and therefore, was treated as a liability for financial reporting purposes. The interest paid and accrued and the amortization of the deferred offering costs are considered interest expense. The Series B Preferred Stock was redeemed during 2019 and was no longer outstanding as of September 30, 2019. Interest expense, including amortization of the deferred offering costs, totaled $0.6 million for the three months ended June 30, 2019.

Interest Expense - mortgage notes. Interest expense, including amortization of deferred finance charges was $1.5 million for the three months ended June 30, 2020 compared to $1.9 million for the same period in 2019, a decrease of $387,000 or 20.8%. The decrease in mortgage interest expense relates to the decreased number of commercial properties owned in 2020 compared to 2019 and the related mortgage debt. The weighted average interest rate on our outstanding debt was 4.6% and 4.7% as of June 30, 2020 and 2019, respectively.

Interest expense - note payable. On September 17, 2019, we executed a Promissory Note pursuant to which Polar Multi-Strategy Master Fund (“Polar”), extended a loan in the principal amount of $14.0 million to us ("Polar Note"). The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. Interest expense, including amortization of the deferred offering costs and Original Issue Discount ("OID") of $1.4 million, totaled $796,000 for the three months ended June 30, 2020.

Gain on Sale of Real Estate Assets, net. The change in gain or loss on the sale of real estate assets is dependent on the mix of properties sold and the market conditions at the time of the sale. See "Significant Transactions in 2020 and 2019" above for further detail.

Income allocated to non-controlling interests. Income allocated to non-controlling interests for the three months ended June 30, 2020 totaled approximately $315,000 when compared to the income allocated during the three months ended June 30, 2019 of $183,000. The increase is related to the gains on properties held in joint interest during the three months ended June 30, 2020.

Results of Operations for the Six Months Ended June 30, 2020 and 2019

Our results of operations for the six months ended June 30, 2020 and 2019 are not indicative of those expected in future periods as we expect that rental income, interest expense, rental operating expense and depreciation and amortization will fluctuate in future periods as a result of anticipated dispositions and growth through future acquisitions of real estate related investments.

Revenues. Total revenue was $13.2 million for the six months ended June 30, 2020 compared to $14.3 million for the same period in 2019, a decrease of $1.1 million or 8.0%. The decrease in revenue for the six months period is primarily due to a decrease in rental income related to the sale of three properties during the fourth quarter of 2019 and two properties during the first quarter of 2020 and COVID-19 related tenant workouts, which included rent abatements and deferrals.

Rental Operating Costs. Rental operating costs decreased $0.9 million, to $4.4 million for the six months ended June 30, 2020 from $5.3 million for the six months ended June 30, 2019. Rental operating costs as a percentage of total revenue was 33.3% and 37.0% for the six months ended June 30, 2020 and 2019, respectively. Rental operating costs as a percentage of total revenue decreased for the six months ended June 30, 2020 as compared to 2019 due to the sale of three properties in 2019 and two properties during the six months ended June 30, 2020, as well as the mix of properties held to include a higher percentage of model homes period over period, which have significantly lower operating costs.

General and Administrative Expenses. G&A expenses decreased by $550,000, or 17.3%, to $2.6 million for the six months ended June 30, 2020 compared to $3.2 million for the same period in 2019.  G&A expenses as a percentage of total revenue was 20.0% and 22.2% for the six months ended June 30, 2020 and 2019, respectively. The decrease in G&A expense is due to a decrease in stock compensation expense.

Depreciation and Amortization. Depreciation and amortization expense totaled $3.2 million for the six months ended June 30, 2020, compared to $4.0 million for the same period in 2019, representing a decrease of $0.8 million or 19.3%. The decrease in depreciation and amortization during the six months ended June 30, 2020 when compared to the same period in 2019 is primarily due to the sale of three properties in 2019 and two properties during the six months ended June 30, 2020, and the classification of two additional commercial properties as held for sale subsequent to June 30, 2019, upon which we ceased depreciation.

Asset Impairments. We review the carrying value of each of our real estate properties quarterly to determine if circumstances indicate an impairment in the carrying value of these investments exists. During the six months ended June 30, 2020, we entered into lease renewal negotiations with a significant tenant at our Waterman Plaza retail property at a lower market rental rate than the rental rate being charged. We obtained a broker opinion of value that considered the lower market rental rates and subsequently determined there was a material change to undiscounted cash flows on the property as of June 30, 2020. Therefore, we recorded an $845,000 non-cash impairment in the Condensed Consolidated Statements of Operations during the six months ended June 30, 2020. Management considered the impact of COVID-19 on all remaining assets as of June 30, 2020 and determined that no other impairments had occurred as of that date.

Interest Expense-Series B Preferred Stock. The Series B Preferred Stock issued in August 2014 included a mandatory redemption provision and therefore, was treated as a liability for financial reporting purposes. The interest paid and accrued and the amortization of the deferred offering costs are considered interest expense. The Series B Preferred Stock was redeemed and no longer outstanding as of September 30, 2019. Interest expense, including amortization of the deferred offering costs, totaled $1.3 million for the six months ended June 30, 2019.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges was $3.2 million for the six months ended June 30, 2020 when compared to $3.8 million for the same period in 2019, a decrease of $596,000 or 15.8%. The decrease in interest relates to the decreased number of commercial properties owned in 2019 compared to 2019 and the related debt. The weighted average interest rate on our outstanding debt was 4.6% and 4.7% as of June 30, 2020 and 2019, respectively.

Interest expense - note payable. On September 17, 2019, we executed a Promissory Note pursuant to which Polar Multi-Strategy Master Fund (“Polar”), extended a loan in the principal amount of $14.0 million to us ("Polar Note"). The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. Interest expense, including amortization of the deferred offering costs and amortization of the Original Issue Discount ("OID") of $1.4 million, totaled $1.7 million for the six months ended June 30, 2020.

Gain on Sale of Real Estate Assets, net. The change in gain or loss on the sale of real estate assets is dependent on the mix of properties sold and the market conditions at the time of the sale. See “Significant Transactions in 2020 and 2019” above for further detail.

Income allocated to non-controlling interests.  Income allocated to non-controlling interests for the six months ended June 30, 2020 totaled approximately $490,000 when compared to the income allocated during the six months ended June 30, 2019 of $949,000. The decrease is related to the sale of 21 model home properties during the six months ended June 30, 2020 compared to 26 model home properties during the six months ended June 30, 2019, for which the decrease is primarily attributable to homes sold at a higher gain in 2019.

Results of Operations for the Years Ended December 31, 2019 and 2018

The following discussion over our results of operations for all properties for the years ended December 31, 2019 and 2018 relates to continuing operations.

Revenues. Total revenue was $28.6 million for the year ended December 31, 2019, compared to $32.3 million for the same period in 2018, a decrease of $3.7 million or 11.4%. The decrease in rental income as reported in 2019 as compared to 2018 is directly related to the sale of three properties during the fourth quarter of 2018 and two properties in 2019. The decrease in rental income is partially offset by $473,000 related to the increase in overall occupancy to 84.5% as of December 31, 2019 compared to 83.4% for the same period in 2018.

Rental Operating Costs. Rental operating costs were $10.4 million for the year ended December 31, 2019 compared to $10.9 million for the same period in 2018, a decrease of $476,000 or 4.4%. Rental operating costs as a percentage of revenue remained consistent at 36.3% and 33.7% for the years ended December 31, 2019 and 2018, respectively. The increase in rental operating costs as a percentage of revenue was due to the following:

•	Higher snow removal expense in 2019 due to inclement weather;

•	Overall increases in all expense categories as third-party providers had higher wages and cost of operations in 2019 compared to 2018; offset partially by

•	Decreased rental operating cost due to the sale of the three properties during the fourth quarter of 2018 and two properties in 2019.

General and Administrative Expenses. G&A expenses were $5.3 million for the year ended December 31, 2019, compared to $4.5 million for the same period in 2018, representing a decrease of approximately $736,000 or 16.2%. As a percentage of total revenue, our G&A expenses were 18.4% and 14.0% for the years ended December 31, 2019 and 2018, respectively. The increase in G&A expense for the year ended December 31, 2019 compared to 2018 is due to an increase in non-cash stock compensation expense of $225,000 primarily for stock granted to new employees and officers in 2018 that vest ratably over the vesting period, some shares of which vested in January 2019, increases in employee compensation, legal expenses and additional expenses incurred due to the relocation of our corporate office in March 2019.

Depreciation and Amortization. Depreciation and amortization expenses were $7.4 million for the year ended December 31, 2019, compared to $9.1 million for the same period in 2018, representing a decrease of $1.7 million or 19.1%. The decrease in depreciation and amortization expenses is associated with the properties sold in 2019 and 2018.

Asset Impairments. We review the carrying value of each of our real estate properties annually to determine if circumstances indicate an impairment in the carrying value of these investments exists. There were no impairment charges during 2019. During 2018, we recognized an impairment charge of $533,000 on the Waterman Plaza property. This impairment charge reflects management’s estimate of the fair market value based on sales and leasing comps of like property in the same geographical area as well as an evaluation of future cash flows.

Interest Expense-Series B preferred stock. The Series B Preferred Stock issued in August 2014 included a mandatory redemption and therefore was treated as a liability for financial reporting purposes. The dividends paid and the amortization of the deferred offering costs are considered interest expense for reporting purposes under generally accepted accounting principles (“GAAP”). Dividends paid totaled $1.9 million and $4.4 million, respectively, for the years ended December 31, 2019 and 2018. The amortization of the deferred offering costs was approximately $122,000 and $147,000 for the years ended December 31, 2019 and 2018, respectively, and were included in Interest expense-Series B preferred stock. The deferred offering costs were fully amortized as of December 31, 2019. All of the outstanding Series B preferred stock was redeemed and no longer outstanding at December 31, 2019. As of December 31, 2018 there were 16,900 shares of Series B preferred stock outstanding.

Interest Expense-mortgage notes. Interest expense, including amortization of deferred finance charges, decreased by approximately $933,000, or 11.3%, to approximately $7.3 million for the year ended December 31, 2019 compared to $8.3 million for the same period in 2018. The decrease in interest expense relates to the decreased number of commercial properties owned in 2019 compared to 2018 and the related debt. The weighted average interest rate on our outstanding debt remained at 4.6% at December 31, 2019 and December 31, 2018.

Interest Expense-note payable. On September 17, 2019, we executed a promissory note pursuant to which Polar Multi-Strategy Master Fund (“Polar”) provided us a loan in the principal amount of $14.0 million (“Polar Note”). The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. On September 1, 2020, we exercised a one-time right to extend the maturity date of the Polar Note from October 1, 2020 to March 31, 2021, at which time the entire outstanding principal and accrued and unpaid interest will be due and payable. We used the proceeds of the Polar Note to redeem all of the outstanding shares of the 14% Series B preferred stock. For the year ended December 31, 2019, interest expense related to the Polar Note was approximately $1.1 million, which includes accretion of original issue discount (“OID”) of approximately $387,000 and amortization of deferred financing cost of approximately $373,000. As of December 31, 2019, the Polar Note payable was $12.2 million, net of unrecognized OID of $1.0 million and unamortized deferred financing cost of $748,000.

Gain on Sale of Real Estate Assets. For the year ended December 31, 2019, we recognized a net gain of approximately $6.3 million due to the sale of the following properties:

•	Morena Office Center for a gain of approximately $700,000;

•	Nightingale land for a loss of approximately $93,000;

•	The Presidio office building for a gain of approximately $4.5 million; and

•	41 model home sales for a net gain of approximately $1.2 million.

For the year ended December 31, 2018, we recognized a net gain of approximately $12.2 million due to the sale of the Port of San Diego Complex, Pacific Oaks Plaza, Yucca Valley Retail Center and 33 model homes. The sale of the Port of San Diego Complex and the Yucca Valley Retail Center resulted in a gain of approximately $11.4 million. The sale of Pacific Oaks Plaza resulted in a loss of approximately $232,000. The sale of 33 model homes resulted in a gain of approximately $988,000.

Income Tax Expense. For the year ended December 31, 2019, income tax expense increased by $93,000 to $611,000 compared to $519,000 for the year ended December 31, 2018. The increased income tax expense in 2019 is primarily due to additional federal and state taxes for capital gains from the sale of model homes held by the taxable REIT subsidiary.

Income from non-controlling interests. Income allocated to non-controlling interests for the year ended December 31, 2019 totaled $1.4 million compared to $1.1 million for the year ended December 31, 2018. The increase is related to more model homes sold in 2019 compared to 2018. We sold 41 model home properties for the year ended December 31, 2019 compared to 33 model home properties during the year ended December 31, 2018.

Liquidity and Capital Resources

Overview

As the local and global economies have weakened as a result of COVID-19, ensuring adequate liquidity is critical. We believe we have access to adequate resources to meet the needs of our existing operations and working capital, to the extent we are not funded by cash provided by operating activities. However, we expect the COVID-19 pandemic may adversely impact our future operating cash flows due to the inability of some of our tenants to pay their rent on time or at all. We have negotiated and are currently negotiating lease amendments with certain tenants who have demonstrated financial distress caused by the COVID-19 pandemic, which include rent deferral, temporary rent abatement, or reduced rental rates and/or lease extensions and may affect our short-term liquidity. The COVID-19 pandemic may also make financing more difficult for us to obtain, as well as for prospective buyers of our properties to obtain, resulting in difficulty in selling assets within our expected timeframe, or for our expected sales price.

Our anticipated future sources of liquidity may include existing cash and cash equivalents, cash flows from operations, refinancing of existing mortgages, future real estate sales, new borrowings, financial aid from government programs instituted as a result of COVID-19, and the sale of equity or debt securities. Our cash and restricted cash at June 30, 2020 was $8.7 million, which included our available liquidity of cash and cash equivalents of $6.0 million. We received an initial Economic Injury Disaster Loan of $10,000 on April 22, 2020, a Paycheck Protection Program loan of $462,000 on April 30, 2020 and an additional Economic Injury Disaster Loan of $150,000 on August 17, 2020, each from the Small Business Administration which will provide additional economic relief during the COVID-19 pandemic. We intend to use the funds for general corporate purposes and payroll related costs, respectively.

Our future capital needs include paying down existing borrowings, maintaining our existing properties, funding tenant improvements, paying lease commissions (to the extent they are not covered by lender-held reserve deposits), and the payment of dividends to our stockholders. We also are actively seeking investments that are likely to produce income and achieve long term gains in order to pay dividends to our stockholders. To ensure that we can effectively execute these objectives, we routinely review our liquidity requirements and continually evaluate all potential sources of liquidity. We currently do not have a revolving line of credit but have been working to obtain such a line of credit.

Our short-term liquidity needs include paying down the remaining balance of the Polar Note, paying our current operating costs, satisfying the debt service requirements of our existing mortgages, completing tenant improvements, paying leasing commissions, and funding dividends to stockholders. For the six months remaining in 2020 and the year ending December 31, 2021, we have $6.2 million and $12.7 million of mortgage notes payable due, respectively, related to the model home properties. Certain model home properties will be sold and the underlying mortgage notes will be paid off with sales proceeds while other mortgage notes will be refinanced. For the six months remaining in 2020 and the year ending December 31, 2021, we have $882,000 and $16.4 million of mortgage notes payments due, respectively, related to the commercial properties. We plan to sell certain commercial properties or refinance a significant portion of the mortgage notes payable in the event the commercial property securing the respective mortgage note is not sold on or before maturity. We believe that the cash flow from our existing portfolio, distributions from joint ventures in model home partnerships and property sales during 2020 will be sufficient to fund our near-term operating costs, capital expenditures and future dividends that may be paid to stockholders. If our cash flow from operating activities is not sufficient to fund our short-term liquidity needs, we plan to fund a portion of these needs from additional borrowings of secured or unsecured indebtedness, from real estate sales, issuance of debt instruments, additional investors, or we will reduce the rate of dividends to the stockholders. During the six months ended June 30, 2020, we did not pay any cash dividends to our common stockholders.

Our long-term liquidity needs include proceeds necessary to grow and maintain our portfolio of investments. We believe that the potential financing capital available to us in the future is sufficient to fund our long-term liquidity needs. We are continually reviewing our existing portfolio to determine which properties have met our short- and long-term goals and reinvesting the proceeds in properties with better potential to increase performance. We expect to obtain additional cash in connection with refinancing of maturing mortgages and assumption of existing debt collateralized by some or all of our real property in the future to meet our long-term liquidity needs. If we are unable to arrange a line of credit, borrow on properties, issue debt instruments, privately place securities or sell securities to the public we may not be able to acquire additional properties to meet our long-term objectives.

Cash and Cash Equivalents

At June 30, 2020 and December 31, 2019, we had approximately $6.0 million and $5.7 million in cash equivalents, respectively, and $2.7 million and $4.7 million of restricted cash, respectively. Our cash equivalents and restricted cash consist of invested cash, cash in our operating accounts and cash held in bank accounts at third-party institutions. During 2020 and 2019, we did not experience any loss or lack of access to our cash or cash equivalents. Approximately $1.9 million of our cash balance is intended for capital expenditures on existing properties (net of deposits held in reserve accounts by our lenders). We intend to use the remainder of our existing cash and cash equivalents to pay off principal debt, for general corporate purposes or for dividends to our stockholders.

Secured Debt

As of June 30, 2020, we had one variable-rate mortgage note payable with a principal amount of $5.9 million and fixed-rate mortgage notes payable in the aggregate principal amount of $89.3 million, collateralized by a total of 15 commercial properties with loan terms at issuance ranging from 1 to 21 years. The weighted-average interest rate on these mortgage notes payable as of June 30, 2020 was approximately 4.6%, and our debt to estimated market value of these properties was approximately 57.7%.

As of June 30, 2020, we had 125 fixed-rate mortgage notes payable in the aggregate principal amount of $31.3 million, collateralized by a total of 125 model homes. These loans generally have a term at issuance of three to five years. As of June 30, 2020, the average loan balance per home outstanding and the weighted-average interest rate on these mortgage loans were approximately $250,000 and 4.3%, respectively. Our debt to estimated value on these properties is approximately 57.7%. The Company has guaranteed between 25% - 100% of these mortgage loans.

We have been able to refinance maturing mortgages to extend maturity dates and we have not experienced any notable difficulties financing our acquisitions.

Cash Flows for the Six Months Ended June 30, 2020 and 2019

Operating Activities: Net cash provided by operating activities for the six months ended June 30, 2020 decreased by approximately $2.2 million to approximately $0.2 million from $2.4 million for the six months ended June 30, 2019. The decrease in net cash provided by operating activities is due to a $3.3 million increase in payments on accrued liabilities and accounts payable recognized over the period which fluctuate based on timing of receipt, as well as a decrease in cash flows from tenants that received COVID-19 related abatements or deferrals, offset by a decrease of $1.1 million in gain on sale of real estate due to the timing and mix of properties sold.

Investing Activities: Net cash provided by investing activities during the six months ended June 30, 2020 was approximately $20.6 million compared to approximately $3.4 million during the same period in 2019. The increase primarily related to gross proceeds from the sale of two office buildings for approximately $26.3 million, and $8.0 million from the sale of 21 model homes as well as a decrease in capital expenditures of approximately $2.4 million year over year due to timing of capital expenditures during the COVID-19 pandemic. During the six months ended June 30, 2019, we received gross proceeds from sales of 26 model homes for approximately $9.4 million and gross proceeds of $5.4 million from the sale of one office building.

We currently project that we could spend up to $1.9 million (net of deposits held in reserve accounts by lenders) on capital improvements, tenant improvements and leasing costs for properties within our portfolio on an annual basis. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to the properties. We may spend more on capital expenditures in the future due to rising construction costs. Tenant improvements and leasing costs may also fluctuate in any given year depending upon factors such as the property, the term of the lease, the type of lease, the involvement of external leasing agents and overall market conditions.

Financing Activities: Net cash used in financing activities during the six months ended June 30, 2020 was $22.5 million compared to $3.9 million for the same period in 2019 and was primarily due to the following activities for the six months ended June 30, 2020:

•	Net increase in repayment of mortgage notes payable of $13.2 million; and

•	Net increase in repayment of the Polar Note of $5.2 million; offset by

•	Net decrease in proceeds from mortgage notes of $2.0 million; offset by

•	Net decrease in dividends paid to stockholders of $1.1 million; and

•	Redemption of mandatorily redeemable preferred stock of $900,000 during the six months ended June 30, 2019.

Cash Flows for the years ended December 31, 2019 and 2018

Operating Activities: Net cash provided by operating activities for the year ended December 31, 2019 increased by $3.4 million to approximately $3.8 million from $432,000 for the year ended December 31, 2018. The increase in net cash provided by operating activities is primarily due to a decrease in accounts receivable in 2019 for the proceeds from the sale of Yucca Valley Retail Center that closed at the end of 2018 and a decrease in interest expense related to the Series B preferred stock.

Investing Activities: Net cash provided by investing activities during the year ended December 31, 2019 decreased by $13.6 million to approximately $12.0 million compared to $25.6 million for the same period in 2018. During the year ended December 31, 2019, we received gross proceeds from the sale of two office buildings for approximately $17.9 million, sale of land for $875,000 and sales of 41 model homes for approximately $14.6 million, which was offset by the purchase of 33 model homes for approximately $13.0 million and capital expenditures of approximately $6.4 million primarily related to tenant improvements for the new Chuze Fitness tenant at World Plaza. During the year ended December 31, 2018, we purchased 45 model homes for $17.3 million and received proceeds from the sale of 33 model homes and three commercial properties totaling approximately $47.2 million.

We currently project that we could spend up to $2.4 million (net of deposits held in reserve accounts by lenders) on capital improvements, tenant improvements and leasing costs for properties within our portfolio on an annual basis. Capital expenditures may fluctuate in any given period subject to the nature, extent, and timing of improvements required to the properties. We may spend more on capital expenditures in the future due to rising construction costs and the anticipated increase in property acquisitions. Tenant improvements and leasing costs may also fluctuate in any given year depending upon factors such as the property, the term of the lease, the type of lease, the involvement of external leasing agents and overall market conditions.

Financing Activities: Net cash used in financing activities during the years ended December 31, 2019 was $15.2 million compared to cash provided of $24.6 million for the same period in 2018. The decrease of $9.4 million in net cash used in financing activities is primarily due to the following activities for the year ended December 31, 2019:

•	Additional redemption of Series B preferred stock for $3.1 million;

•	Dividend payments of $2.2 million; and

•	More purchases of model homes than sales of model homes and commercial properties for a net increase in mortgage notes payable of $3.2 million; offset by

•	Net proceeds from the Polar Note for $11.5 million.

Off-Balance Sheet Arrangements

As of June 30, 2020, we do not have any off-balance sheet arrangements or obligations, including contingent obligations.

Non-GAAP Supplemental Financial Measures

Funds From Operations

Management believes that Funds From Operations (“FFO”) is a useful supplemental measure of our operating performance. We compute FFO using the definition outlined by the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines FFO as net income (loss) in accordance with GAAP, plus depreciation and amortization of real estate assets (excluding amortization of deferred financing costs and depreciation of non-real estate assets) reduced by gains and losses from sales of depreciable operating property and extraordinary items, as defined by GAAP. Other REITs may use different methodologies for calculating FFO and, accordingly, our FFO may not be comparable to other REITs. Because FFO excludes depreciation and amortization, gains and losses from property dispositions that are available for distribution to stockholders and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income. In addition, our management team believes that FFO provides useful information to the investment community about our financial performance when compared to other REITs since FFO is generally recognized as the industry standard for reporting the operations of REITs. However, FFO should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties which are significant economic costs and could materially impact our results from operations.

Modified Funds From Operations

We define Modified Funds From Operations (“MFFO”), a non-GAAP measure, consistent with the Investment Program Association’s (“IPA”) Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REIT Modified Funds From Operations (which we refer to as the Practice Guideline), issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above-market and below-market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above-market and below-market leases, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. The acquisition of properties, and the corresponding acquisition fees and expenses, is the key operational feature of our business plan to generate operational income and cash flow to fund distributions to our stockholders. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.

The following table presents our FFO and MFFO for the three and six months ended June 30, 2020 and 2019:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(1,922,815)	$(1,259,598)	$(3,029,946)	$(2,987,990)
Adjustments:
Income attributable to noncontrolling interests	315,282	182,924	490,293	949,379
Depreciation and amortization	1,622,230	1,749,113	3,196,756	3,959,194
Impairment of real estate assets	845,674	—	845,674	—
Gain on sale of real estate assets	(334,096)	(176,392)	(324,261)	(1,390,634)
FFO	$526,275	$496,047	$1,178,516	$529,949
Straight-line rent adjustment	(107,643)	5,589	(160,584)	(9,267)
Amortization of above and below market leases, net	(28,321)	(34,272)	(58,245)	(64,416)
Restricted stock compensation	203,872	202,473	361,243	635,758
Amortization of financing costs	369,841	172,757	733,024	400,131
MFFO	$964,024	$842,594	$2,053,954	$1,492,155

The following table presents our FFO and MFFO for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
	2019	2018
Net income (loss)	$(610,206)	$3,384,294
Adjustments:
Income attributable to noncontrolling interests	1,383,140	1,068,429
Depreciation and amortization	7,364,688	9,101,605
Impairment of real estate assets	—	532,951
Gain on sale of real estate assets	(6,319,272)	(12,200,138)
FFO	$1,818,350	$1,887,141
Straight-line rent adjustment	(63,895)	(45,778)
Amortization of above and below market leases, net	(130,529)	(825,567)
Restricted stock compensation	686,133	460,651
Amortization of financing costs	965,239	675,087
Real estate acquisition costs	24,269	26,177
MFFO	$3,299,567	$2,177,711

No conclusion or comparisons should be made from the presentation of these figures.

Same-Store Property Operating Results for the Three and Six Months Ended June 30, 2020 and 2019

The table below presents the operating results for our commercial properties owned as of January 1, 2020 for the six months ended June 30, 2020 and 2019, thereby excluding the impact on our results of operations from the real estate properties acquired subsequently. The table below excludes model home operations as the rental rates during the term of these leases are fixed and operating expenses are the tenants’ responsibility. We believe that this type of non-GAAP financial measure, when considered with our financial statements prepared in accordance with GAAP, allows investors to better understand our operating results. Properties are included in this analysis if they were owned and operated for the entirety of both periods being compared. Further, same-store property operating results is a measure for which there is no standard definition and, as such, it is not consistently defined or reported on among our peers, and thus may not provide an adequate basis for comparison between REITs.

We evaluate the performance of its same-store property operating results based upon net operating income from continuing operations (“NOI”), which is a non-GAAP supplemental financial measure. We define NOI as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance and provision for bad debt) less interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, asset management fees and corporate general and administrative expenses. We believe that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as defined above may not be comparable to other REITs or companies as their definitions of NOI may differ from our definition.

	For the Three Months Ended June 30,		Variance		For the Six Months Ended June 30,		Variance
	2020	2019	$	%	2020	2019	$	%
Rental revenues	$5,123,335	$4,951,523	$171,812	3.5%	$10,375,723	$9,732,939	$642,784	6.6%
Rental operating costs	2,010,505	1,997,754	12,751	0.6%	4,225,931	4,162,216	63,715	1.5%
Net operating income	$3,112,830	$2,953,769	$159,061	5.4%	$6,149,792	$5,570,723	$579,069	10.4%
Operating Ratios:
Number of same properties	15	15			15	15
Occupancy, end of period	83.2%	81.1%		2.1%	83.2%	81.1%		2.1%
Operating costs as a percentage of total revenues	39.2%	40.3%		(1.1)%	40.7%	42.8%		(2.1)%

Overview

Same-store property NOI increased 5.4% for the three months ended June 30, 2020 compared to the corresponding period in 2019 primarily due to increased occupancy rates and lower rental operating cost. Rental revenues for the three months ended June 30, 2020 increased by 3.5% compared to the same period in 2019.

Same-store property NOI increased 10.4% for the six months ended June 30, 2020 compared to the corresponding period in 2019 primarily due to increased occupancy rates and lower rental operating cost. Rental revenues for the six months ended June 30, 2020 increased by 6.6% compared to the same period in 2019.

These increases rental revenues are primarily due to the replacement of a major tenant at World Plaza, bringing that property to 100% occupancy from 22% during the previous period as well as increases in occupancy of between 4% - 7% at Genesis Plaza, Grand Pacific Center, and One Park Center, offset by decreases in occupancy at Waterman Plaza of 14% and at Dakota Center of 12%.

Leasing

Our same-store NOI increase for the six months ended June 30, 2020 compared to the corresponding period in 2019 was primarily driven by increased occupancy rates and lower rental operating cost. Over the long-term, we believe that the infill nature and strong demographics of our properties have provided us with a strategic advantage, allowing us to maintain relatively high occupancy and increase rental rates. We have continued to see signs of improvement for many of our tenants as well as increased interest from prospective tenants for our spaces. While there can be no assurance that these positive signs will continue, we remain cautiously optimistic regarding the trends we have seen over the past few years. We believe the locations of our properties and diverse tenant base mitigate the potentially negative impact of a poor economic environment, including that which has arisen due to COVID-19. However, any reduction in our tenants’ abilities to pay base rent, percentage rent or other charges during the COVID-19 pandemic, may adversely affect our financial condition and results of operations.

During the three months ended June 30, 2020, we signed seven comparable leases (one new lease and six lease renewals) for a total of 11,946 square feet of comparable space, at an average rental rate increase of 3.2% on a cash basis due to rent abatement periods and an average rental increase of 10.9% on a straight-line basis. New leases for comparable office spaces were signed for 1,351 square feet at an average rental rate increase of 7.7% on a cash basis due to rent abatement periods and increase of 30.4% on a straight-line basis. Renewals for comparable office spaces were signed for 10,595 square feet at an average rental rate increase of 2.5% on a cash basis and increase of 8.2% on a straight-line basis.

During the six months ended June 30, 2020, we signed 19 comparable leases (five new leases and 14 lease renewals) for a total of 58,791 square feet of comparable space, at an average rental rate decrease of 5.6% on a cash basis due to rent abatement periods and an average rental increase of 9.2% on a straight-line basis. New leases for comparable office spaces were signed for 11,921 square feet at an average rental rate decrease of 23.7% on a cash basis due to rent abatement periods and increase of 5.3% on a straight-line basis. Renewals for comparable office spaces were signed for 46,870 square feet at an average rental rate decrease of 1.0% on a cash basis and increase of 10.1% on a straight-line basis.

Impact of Downtime and Rental Rate Changes

The downtime between lease expiration and new lease commencement, typically ranging from six to 24 months, can negatively impact total NOI and same-store property NOI. In addition, commercial property leases, both new and renewal, typically contain upfront rental and/or operating expense abatement periods which delay the cash flow benefits of the lease even after the new lease or renewal has commenced. If we are unable to replace expiring leases with new or renewal leases at rental rates equal to or greater than the expiring rates, rental rate roll downs can also negatively impact total NOI and same-store property NOI comparisons. Our geographically diverse portfolio model results in rent renewal rates that can fluctuate widely on a market by market basis; however, given the volume of leasing activity over the last several years, we estimate that our portfolio, taken as a whole, is currently at market. Total NOI and same-store property NOI comparisons for any given period may still fluctuate as a result of rent roll ups and roll downs, however, depending on the leasing activity in individual geographic markets during the respective period.

Same-Store Property Operating Results for the years ended December 31, 2019 and 2018

The table below presents the 2019 and 2018 operating results for our commercial rental properties owned as of December 31, 2019 and for year ended December 31, 2018. The table below excludes model home operations as the rental rates during the term of the lease are fixed and operating expenses are tenants’ responsibility. We believe that this type of non-GAAP financial measure, when considered with our financial statements prepared in accordance with GAAP, is useful to investors to better understand our operating results. Properties are included in this analysis if they were owned and operated for the entirety of both periods being compared. Further, same-store property operating results is a measure for which there is no standard definition and, as such, it is not consistently defined or reported on among our peers, and thus may not provide an adequate basis for comparison between REITs.

	For the Years Ended December 31,		Variance
	2019	2018	$	%
Rental revenues	$23,558,939	$22,869,226	$689,713	3.0%
Rental operating costs	9,994,328	9,446,192	548,136	5.8%
Net operating income	$13,564,611	$13,423,034	$141,577	1.1%
Operating Ratios:
Number of same-store properties	17	17
Same-store property occupancy, end of period	84.8%	80.8%		4.0%
Same-store property operating costs as a percentage of total revenues	42.4%	41.3%		1.1%

Overview

Same-store property NOI increased by 1.1% for the year ended December 31, 2019 as compared to the corresponding period in 2018 as evidenced by the increase in rental revenues of 3.0%. Rental revenues increased due to higher same-store property occupancy of 84.8% for the year ended December 31, 2019 compared to 80.8% for the same period in 2018. Rental operating costs as a percentage of total revenues increased approximately 5.8% for the year ended December 31, 2019 compared to the same period in 2018.

Leasing

Our same-store NOI increase for the six months ended June 30, 2020 compared to the corresponding period in 2019 was primarily driven by increased occupancy rates and lower rental operating cost. Over the long-term, we believe that the infill nature and strong demographics of our properties have provided us with a strategic advantage, allowing us to maintain relatively high occupancy and increase rental rates. We have continued to see signs of improvement for many of our tenants as well as increased interest from prospective tenants for our spaces. While there can be no assurance that these positive signs will continue, we remain cautiously optimistic regarding the trends we have seen over the past few years. We believe the locations of our properties and diverse tenant base mitigate the potentially negative impact of a poor economic environment, including that which as has arisen due to COVID-19. However, any reduction in our tenants’ abilities to pay base rent, percentage rent or other charges during the COVID-19 pandemic, may adversely affect our financial condition and results of operations. Our same-store property growth is primarily driven by increases in rental rates on new leases and lease renewals and changes in portfolio occupancy. Over the long-term, we believe that the infill nature and strong demographics of our properties provide us with a strategic advantage, allowing us to maintain relatively high occupancy and increase rental rates. We have continued to see signs of improvement for many of our tenants as well as increased interest from prospective tenants for our spaces. While there can be no assurance that these positive signs will continue, we remain cautiously optimistic regarding the improved trends we have seen over the past few years. We believe the locations of our properties and diverse tenant base mitigate the potentially negative impact of a poor economic environment. However, any reduction in our tenants’ abilities to pay base rent, percentage rent or other charges, may adversely affect our financial condition and results of operations.

During the quarter ended December 31, 2019, we signed 21 leases (15 new leases and 6 renewals) for a total of 65,214 square feet of space leases, of which 34,913 square feet related to comparable leases. Comparable leases signed had an average rental rate decrease of 6.9% on a cash basis and an average rental rate increase of 10.5% on a straight-line basis. New office leases for comparable spaces were signed for 16,254 square feet at an average rental rate decrease of 11.1% on a cash basis and an average rental rate increase of 18.0% on a straight-line basis. Renewals for comparable office spaces were signed for 18,659 square feet at an average rental rate decrease of 1.8% on a cash basis and increase of 2.4% on a straight-line basis. Non-comparable new leases were signed for 30,301 square feet.

During the year ended December 31, 2019, we signed 78 leases (49 new leases and 29 renewals) for a total of 270,724 square feet of space leases, of which 132,534 square feet related to comparable leases. Comparable leases signed had an average rental rate increase of 3.2% on a cash basis and an average rental rate increase of 18.5% on a straight-line basis. New office leases for comparable spaces were signed for 36,915 square feet at an average rental rate increase of 10.0% on a cash basis and an average rental rate increase of 25.9% on a straight-line basis. Renewals for comparable office spaces were signed for 95,619 square feet at an average rental rate increase of 0.5% on a cash basis and increase of 16.0% on a straight-line basis. Non-comparable new leases were signed for 138,190 square feet.

Impact of Downtime and Rental Rate Changes

The downtime between a lease expiration and a new lease commencement, typically ranging from six to 24 months, can negatively impact total NOI and same-store property NOI. In addition, office leases, both new and lease renewals typically contain upfront rental and /or operating expense abatement periods which delay the cash flow benefits of the lease even after the new lease or renewal has commenced. If we are unable to replace expiring leases with new or renewal leases at rental rates equal to or greater than the expiring rates, rental rate roll downs can also negatively impact total NOI and same-store property NOI comparisons. Our geographically diverse portfolio model results in rent roll ups that can fluctuate widely on a market by market basis; however, given the large volume of leasing activity over the last several years, we estimate that our portfolio, taken as a whole, is currently at market. Total NOI and same-store property NOI comparisons for any given period may still fluctuate as a result of rent roll ups and roll downs, however, depending on the leasing activity in individual geographic markets during the respective period.

MARKET OVERVIEW

Market Opportunity

The U.S. economy experienced consistent economic expansion and job growth from the second quarter of 2009 until the arrival of the COVID-19 pandemic. Gross Domestic Product (“GDP”) increased at an annualized rate of 4.1% during this period, according to the Federal Reserve. Due to the COVID-19 pandemic, the first quarter of 2020 saw the first contraction of GDP in over ten years, at an annual rate of -4.8%, followed by a 32.9% contraction in the second quarter due to the strict stay-at-home orders and the closing of non-essential businesses to “flatten the curve” of the COVID-19 pandemic.

The COVID-19 pandemic has impacted most regions of the country. The states that first experienced business shutdowns have started to reopen to varying degrees. Our investment focus is on select markets which we believe contain the favorable demographic and business attributes to drive economic growth and the demand for institutional quality real estate. These secondary and tertiary markets are less populated than the primary markets, which should be an attractive feature in the COVID-19 environment.

Our target markets include Columbus, Kansas City, Minneapolis, and Salt Lake City. Each of these target markets is located in a state that has not been one of the hardest hit states by the COVID-19 pandemic and is in the process of reopening.

U.S. Economic Outlook

On March 11, 2020, the World Health Organization declared COVID-19, a respiratory illness caused by the novel coronavirus, a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The COVID-19 pandemic has caused state and local governments within our areas of business operations to institute quarantines, “shelter-in-place” mandates, including rules and restrictions on travel and the types of businesses that may continue to operate. We continue to monitor our operations and government recommendations and have modified our normal operations, including requiring our employees to work remotely with the exception of essential personnel.

Since the declaration, the United States economy has experienced an economic downturn with recessionary concerns as a result of COVID-19. Because the trigger of the downturn is a global health crisis, it is very difficult to say how long the recession will last or how the recovery will unfold. However, some forecasters expect the recovery to be strong as a result of the decline being caused by the shuttering of whole sectors and regions of the economy. As those industries and localities come back online and people begin resuming daily activity, suppressed spending is expected to bounce back. Also, the Federal Reserve and the U.S. Congress have provided aggressive stimulus packages to support the economy including approximately $2.2 trillion in fiscal stimulus, by far the largest stimulus package in U.S. history, and lowering interest rates to near zero. Our strategy focuses on non-gateway markets, which we believe present opportunities for above-average economic growth as well as the ability to achieve attractive asset pricing with little new supply.

Office Real Estate Fundamentals

Overview

The COVID-19 pandemic forced some states to impose strict stay-at-home orders that adversely affected many industries. This caused the U.S. GDP to decline in the first half of 2020 and increased job losses, particularly in the retail, food and beverage and transportation sectors. However, most job losses were reported as “temporary” and should begin returning in the third quarter of 2020 as an expected economic recovery takes hold.

A drop in U.S. office leasing activity as well as a significant increase in lease renewals were two signs of COVID-19’s impact on office markets in the first quarter of 2020. However, office markets generally remained stable despite an increase in overall vacancy rates. According to CBRE, new supply outpaced demand in the first quarter of 2020, causing the overall office vacancy rate to increase by 20 basis points, which was not unexpected due to the late stage of the economic expansion. In the second quarter of 2020, the office vacancy rate increased by an additional 40 basis points.

U.S. Metro Office Supply and Demand

The overall downtown vacancy rate increased 80 basis points in the second quarter of 2020, up from 30 basis points in the first quarter to a total of 11.4%. The suburban office vacancy rate rose by 60 basis points in the second quarter, up from 10 basis points in the first quarter to a total of 13.8%. Despite the vacancy increase in the second quarter of 2020, average rents for the second quarter of 2020 rose by 0.3% year-over-year.

U.S. Metro Rent Growth and Vacancy Rate

Capitalization rates (“cap rates”) for office properties increased by two basis points during the second quarter of 2020, according to a CBRE market survey. Average cap rates were 7.07% nationally for office buildings. We believe that cap rates in select secondary markets will provide higher initial returns on cost with cap rate compression as investors seek higher returns than can be achieved in gateway markets. Even with the impact of COVID-19, National Association of Realtor’s Commercial Real Estate Trends & Outlook report in April 2020 indicated that cap rates remained on the downward trend in the first quarter of 2020.

U.S. Office CBD – Historical Cap Rates

Industrial Real Estate Fundamentals

Overview

According to CBRE, despite the COVID-19 pandemic, robust fundamentals in the first quarter of 2020 showed that the U.S. industrial market was on solid ground. Although market conditions have shifted considerably since mid-March 2020, there was strong evidence of industrial sector resiliency in the second quarter, as net absorption was 19.1 million square feet, representing the 41st consecutive quarter of positive net absorption. National net asking rates grew 1.0% quarter-over-quarter and 6.3% year-over-year in the second quarter of 2020 at an average of $7.96 per square foot. While construction has outpaced net absorption for the past five quarters, a majority of this new space had been taken prior to completion of construction, keeping availability rates stable.

U.S. Industrial Supply & Demand

Industrial demand is highest for warehouse and distribution space, year-to-date net absorption of which totals nearly 70 million sf. This is more than the industrial sector’s overall gain because of negative absorption in other categories like manufacturing. Overall, we believe the market will remain stable as e-commerce penetration continues to impact supply chains. E-commerce, food & beverage, and home improvement companies continue to drive lease activity as they expand in several industrial hubs. The food industry is undergoing significant disruption from COVID-19, as U.S. consumers increasingly have groceries delivered to their homes (D2C) or are buying online and picking up in store. According to CBRE, this will increase demand for cold-storage space. As the U.S. economy restarts, adjustments to business supply chains will increase the demand for warehouse space. Additionally, businesses may create more domestic supply chains as they re-shore or near-shore production. The increased demand in the U.S. industrial market has resulted in continued rent growth as highlighted in the chart below:

U.S. Industrial Rent Growth

According to CBRE, average asking rents continue to rise, finishing midyear at $7.96 per sf, 6.3% higher than the same time last year, and warehouse/distribution rents rose 5.6% year-over-year to an average of $6.68 per sf.. both of which are all-time highs. The adaptation of consumers to online commerce has driven demand for logistics properties. Additionally, developing trends point to a strong near-to medium-term outlook for the light industrial sector representing properties smaller than 200,000 square feet, according to CBRE. Consumer demand for next day delivery is translating into smaller regional facilities that can provide next day fulfillment of goods. We believe that millennials who are migrating to regional growth markets are increasing the demand for e-commerce next day delivery, which will have a positive effect on industrial property demand. Furthermore, the rising use of e-commerce is expected to create additional warehouse demand as consumers continue social distancing even after states and cities reopen their economies.

Increased e-commerce has a positive impact on warehouse demand as it tends to transfer retail tenants to warehouses. According to the Census Bureau, U.S. e-commerce totaled $211.5 billion in the second quarter of 2020, a 31.8% growth from the first quarter of 2020. E-commerce represented 16.1% of total retail sales in the second quarter of 2020. We believe that consumer preferences will continue to increase the percentage of e-commerce transactions and the number of warehouse and logistics properties required to fulfill demand. With the massive increase in online sales over the past 15 years, e-commerce companies have had to make major investments in infrastructure and facilities to keep pace with demand. This trend is expected to continue, as online sales keep growing with traditional brick and mortar retailers employing multi-channel sale strategies. Additionally, this emergence of e-commerce and the growth of internet retailers and wholesalers are expanding the universe of tenants seeking industrial space in our target markets, which should drive demand and rent growth into the future.

We believe that the continued growth in demand for industrial properties and the limited growth in new construction will have a positive impact on our industrial properties. Although leasing activity may slow in the coming quarters, industrial demand will be bolstered by greater inventory controls, supply chain diversification and e-commerce growth.

Housing Fundamentals

Despite the COVID-19 pandemic, demand for single-family homes has risen. According to the Commerce Department, new single-family home sales rose 13.9% from June to July 2020. Additionally, single-family housing starts rose 8.2% over the same period. Home builders have seen an increase in demand as well due to the rising number of millennials buying homes, according to the National Association of Realtors.

Our Target Markets

We seek to invest in commercial properties in regionally dominant markets that we believe will outperform other markets due to attractive growth dynamics driven in party by economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek regionally dominant markets that are typically not the primary focus of large institutional investors and other REITs. Our target markets feature the physical and intellectual infrastructure to attract and retain the human capital that drives a knowledge-based economy with less emphasis on production and greater focus on ideas and information. Our markets typically have strong public policy initiatives designed to enhance economic growth, such as low-cost centers for business, transportation infrastructure, walkable urban centers, significant cultural attractions, quality of life services, connectivity, and technology. We seek markets that also have key components of human capital development and retention, such as research universities, healthcare centers, financial services industries, software development, and media companies.

Within our target markets, we expect to primarily focus on acquiring commercial properties with a purchase price between $10 million and $30 million in order to limit competition from both large and well capitalized buyers focused on core markets. We believe that it is challenging for many local buyers in our target markets to raise the debt and equity capital necessary to complete real estate transactions in excess of $10 million.

The growth in jobs since the recession has not been spread evenly across the country. We believe that secondary and tertiary metropolitan areas have stable and growing segments of the economy, such as technology, and are creating jobs at a faster rate than the nation as a whole. As companies continue to look for ways to reduce costs in the wake of the recession, more jobs seem to be shifting to areas with lower costs of living, doing business, and real estate. Our target markets include areas meeting these criteria.

We are currently considering commercial property acquisitions in the following target markets:

Columbus

Columbus, Ohio has enjoyed substantial gains in employment in the past five years, as approximately 150 companies have moved into the area. According to Forbes, Columbus was rated the top metro area for hiring in the Midwest and second highest in the nation. We believe these employers were likely drawn to the highly educated workforce supported with over 50 college and university campuses located in the area. Additionally, a young demographic—nearly 20% of residents fall in range of ages 25-34—has driven the city’s technology sector, which is ranked in the top 15 in the United States by the Comptia Tech Town Index in 2019. Nearly 18% of the population works in professional and business services, the most popular sector for employment in the city.

Columbus Office Market

According to Cushman & Wakefield, Columbus incentives attracted $1.1 billion in office and industrial development projects which will result in 4,400 new jobs while retaining 3,600 jobs in 2019. The Columbus office market recorded 44,000 sf in net absorption in the second quarter of 2020. Vacancy rates were 17.9% in the second quarter of 2020 marking in increase of 4.0% on an annual basis. The increase is mainly driven by the addition of fifty office buildings in the city. Colliers reports that national and international firms have continued to gain interest in Columbus’s skilled workforce, strategic location, and emphasis on development.

Columbus Industrial Market

According to CBRE, the Columbus industrial market finished the second quarter of 2020 with net absorption of 800,000 square feet. The vacancy rate increased to 7.4%.

Kansas City

Kansas City, Missouri has seen net migration come into the city with the population increasing since 2010. According to Cushman & Wakefield, 2019 was a robust year for the Kansas City commercial real estate market. The absorption numbers for both office and industrial space remained strong, and vacancy rates for both product types are at low levels that should support continued investment. Furthermore, new players have been looking to establish a presence and inject capital into the market while becoming increasingly creative about how they develop their projects. Prior to the impact of COVID-19 on employment in March 2020, the monthly unemployment level had not been above 4.5% since August 2016. Kansas City earned a spot on Business Facilities’ “2019 Metro Rankings Report” as a top 10 city for economic growth potential.

Kansas City Office Market

In June 2019, the United States Department of Agriculture announced plans to move over 500 jobs from the Washington, D.C. area to Kansas City. In the suburbs, the South Kansas City submarket continues to be a quiet, under-the-radar performer, averaging 47,000 sf of absorption per year and the vacancy rate has decreased from 14.2% to 9.7%. Net absorption has outpaced new construction leading to low vacancy rates for class A and class B buildings in the market, while rents have increased since 2011. Total net absorption for the second quarter of 2020 was 441,553 sf.

Kansas City Industrial Market

For three consecutive years, the Kansas City industrial market has absorbed over 7.0 million square feet of space. Over the past three years, Kansas City has absorbed 11.2% of the space that existed three years ago. The market has been growing at a rapid pace and the growth has been supported by tenants of all types. The second quarter of 2020 resulted in an increase in vacancy rates of 40 basis points, according to CBRE. Kansas City has 127,399 sf positive net absorption as of the second quarter of 2020.

Minneapolis

Minneapolis, Minnesota has a vibrant and growing workforce as the Greater Minneapolis/St. Paul region’s labor force grew by 6.2% from 2013 to 2018—larger than the 4.3% increase seen nationally during the same period according to the U.S. Bureau of Labor Statistics. Minneapolis is home to a labor pool of approximately 2 million and the highest labor force participation rate for a large metro area at 72% according to the Minnesota Department of Employment and Economic Development. Unemployment was at 3.0% in the fourth quarter of 2019, well below the national average. The city has a well-educated workforce in knowledge occupations, with large employers in the city including General Mills, 3M and Target, causing us to believe that there will be a continued strong demand for office-using employment activities. The Twin Cities (Minneapolis-Saint Paul), rank first in Fortune 500 companies per capita among top 30 metro areas according to Fortune. Additionally, Minneapolis has an established technology market, ranked eleventh in the country according to Cushman & Wakefield, while having an educated workforce ranking in the top 20 for tech talent in the market according to CBRE.

Minneapolis Office Market

Market-wide leasing activity remained steady and overall net absorption exceeded 750,000 sf for 2019, which was the market’s strongest year-end total since 2015. According to CBRE, in the second quarter of 2020, there was net absorption of 331,867 sf for Class A space and 97,145 sf total net absorption due to negative Class B and Class C absorption. Leased square footage was down 42% in the second quarter of 2020 on an annual basis with net asking rates down 77 basis points. Cushman & Wakefield highlights creative office product with stabilized leasing has drawn investor attention, as the Twin Cities remains one of the most liquid markets in the Midwest.

Minneapolis Industrial Market

The Twin Cities industrial market continued its up-cycle as vacancy reached one of the lowest levels of the last two decades. Cushman & Wakefield reports healthy leasing activity dating back to late 2018 pushed 2019 year-to-date overall absorption to 2.8 million square feet, which was the market’s strongest year-end total since 2015. Investment sales activity in the second half of 2019 has changed the ownership landscape with new entrants to the market. Prices for well-known and functional industrial buildings continued to climb to new levels due to record demand and chronically short supply. The Twin Cities continue benefitting from the industrial up-cycle given strong demand by users such as retailers and e-commerce suppliers for “last-mile” locations close to core urban markets that can also provide outdoor storage for equipment like fleet vehicles, trailers and construction gear. According to CBRE, the Twin Cities have completed 16.6 million sf in construction in the second quarter of 2020. An additional 68.4 million sf is underway with 25.1% pre-leased.

Salt Lake City

Salt Lake City, Utah has attracted high net in-migration of educated workers with the city’s self-described “live-work-play” culture. The Salt Lake City economy continued to outperform the national economy across multiple key economic indicators through the fourth quarter of 2019. According to the U.S. Bureau of Labor Statistics, as of the fourth quarter of 2019, Salt Lake City has continued job growth at a rate of 2.3% since the fourth quarter of 2018 and has one of the lowest unemployment rates in the country at 2.5%, which was 110 bps lower than the national average at that time. Salt Lake City is the seat of Salt Lake County, which has one of the youngest populations in the country, with the majority of the population aged between 25 and 34. The city is home to four universities totaling more than 100,000 students. The Salt Lake City metro area is a regional power in the technology space, ranking 24th in the country according to Cushman & Wakefield, driven off the city’s venture capital activity, ranked 13th in the country by PitchBook, and its share of the workforce in knowledge occupations is ranked ninth in the country by the U.S. Bureau of Labor Statistics. One of Salt Lake’s most attractive features is its transportation infrastructure: downtown Salt Lake is 10 minutes from Salt Lake international Airport, a major hub for Delta; the intersection of Interstate 80 and Interstate 15, which connects the four corners of the United States; and 135 miles of commuter and light rail that connects the City to outer suburbs.

Salt Lake City Office Market

The Salt Lake City office market had leasing activity totaling 847,900 square feet in the fourth quarter of 2019, bringing 2019 total to 2.5 million square feet. Overall office vacancy reached a near 10-year low, dipping 270 basis points year-over-year to 9.7%, further spotlighting the continued demand for office space in this market. In the second quarter of 2020, this number increased to 13.4%. Salt Lake City had a negative absorption of 289,713 sq. ft. in the second quarter of 2020. Over the past two years, the Salt Lake City office market has reported record absorption numbers, closing out both 2017 and 2018 with over one million square feet of annual absorption, a mark that has only been achieved three times in the history of the market. In the second quarter of 2020, asking rates decreased minimally from $23.82 to $23.81 per square foot. Overall average asking rates for this market increased 1.0% year over year to $24.43 per square foot.

Salt Lake City Industrial Market

The Salt Lake City industrial market continued its strong growth trajectory through the fourth quarter of 2019, capping off a stellar year by adding 1.5 million square feet of net absorption in the fourth quarter of 2019, bringing the total net absorption for the year to nearly 4.2 million square feet. Net absorption increased 7.3% year-over-year, from 3.9 million square foot in 2018, further affirming the significant demand for industrial space in the Salt Lake City market. Prices for industrial space continue to climb upward. Average price for the Salt Lake City industrial market increased 8.3% year-over-year to $0.52 per square foot, with each asset class recording robust rent growth. Cushman & Wakefield projects direct average asking price to continue to increase at a robust rate as demand for warehouse / distribution space grows.

Limited New Supply

Despite rising office employment in the United States, the construction of new office buildings has been relatively low since the 2008 recession by historical standards. While a limited number of projects have been completed in our target markets, we believe there has been limited speculative office development over the last several years because current rental rates do not generally support new development. We believe the combination of job growth and limited new construction is likely to decrease vacancy and increase rental rates in our target markets.

Lower Concentration of Institutional Competitors

We believe there is a relatively low level of participation of large institutional investors in our target markets because they have generally concentrated on gateway markets and major metropolitan areas. We believe that the relatively low level of participation by public REITs and other institutional investors in our target markets has caused acquisition prices to be lower and cap rates to be higher than in the gateway markets and other major metropolitan areas.

BUSINESS AND PROPERTY

You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are an internally managed, diversified REIT. Our current portfolio consists of approximately 1,129,738 square feet comprised of 10 office properties, one industrial property and four retail properties, which we refer to collectively as our commercial portfolio. In addition, we also own interests, through our subsidiaries, in 132 model homes subject to triple-net leases with well-established residential home builders. Beginning in 2015, we began to focus our commercial portfolio primarily on office and industrial properties. Our commercial portfolio currently consists of properties located in Southern California, Colorado, and North Dakota, and we are currently considering new commercial property acquisitions in a variety of additional markets across the United States. Our commercial property tenant base is diversified, which helps limit our exposure to any single industry in which our tenants operate. Our tenant base consists of 227 individual commercial tenants with an average remaining lease term of approximately 2.4 years. As of June 30, 2020, no commercial tenant represented more than approximately 6% of our annualized base rent, and our ten largest tenants represented approximately 29% of our annualized base rent. In addition, our commercial property tenant base has limited exposure to any single industry.

While geographical clustering of real estate enables us to reduce our operating costs through economies of scale by servicing a number of properties with less staff, it makes us susceptible to changing market conditions in these discrete geographic areas, including those that have developed as a result of COVID-19.

Our main objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality office, industrial and other properties. We focus on regionally dominant markets across the United States which we believe have attractive growth dynamics driven in part by important economic factors such as strong office-using employment growth; net in-migration of a highly educated workforce; a large student population; the stability provided by healthcare systems, government or other large institutional employer presence; low rates of unemployment; and lower cost of living versus gateway markets. We seek to maximize returns through investments in markets with limited supply, high barriers to entry, and stable and growing employment drivers. Our model home portfolio supports the objective of maximizing stockholder value by focusing on purchasing new single-family model homes and leasing them back to experienced homebuilders. We operate the model home portfolio in markets where we believe that there may be potential for price appreciation, and we can diversify by geography, builder size, and model home purchase price.

Our co-founder, Chairman, President and Chief Executive Officer is Jack K. Heilbron, a 40-year veteran in real estate investing, including eight years with Excel Realty Trust, Inc., previously an NYSE-listed retail REIT, and one of its predecessor companies, The Investors Realty Trust, prior to founding our company. Together with our former Chief Financial Officer and Treasurer, Kenneth W. Elsberry, Mr. Heilbron founded both our company and Clover Income and Growth REIT, Inc., a private REIT focused on retail mixed-use properties. During Mr. Heilbron’s tenure at these three companies, Mr. Heilbron oversaw the investment of substantial real estate assets and saw Clover Income and Growth REIT liquidate at a substantial gain to investors. Our model home division is led by Larry G. Dubose, a pioneer in the industry who has over 30 years of experience acquiring, financing, managing, and operating model home sale-leasebacks with builders throughout the nation. Our senior management team also includes Gary M. Katz, Ann T. Nguyen, and Adam Sragovicz, each of whom has approximately 20 years or more of diverse experience in various aspects of real estate, including both commercial and residential, management, acquisitions, finance and dispositions at privately-held and/or publicly traded companies. We believe this industry experience and depth of relationships provides us with a significant advantage in sourcing, evaluating, underwriting and servicing our investments.

Our Portfolio

Our current portfolio consists of 15 commercial properties located in Southern California, Colorado, and North Dakota, and 132 model home properties located in seven states, with the majority located in Florida and Texas. This geographical clustering has enabled us to reduce our operating costs and gain efficiencies through economies of scale by managing a number of properties with reduced overhead and staffing costs. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from one to five years. We estimate that at least 49.5% of our existing leases as of June 30, 2020 contain contractual rent increases that provide for increases in the base rental payments. Our tenants consist of local, regional and national businesses. Our properties generally attract a mix of diversified tenants creating lower risk in periods of economic fluctuations. Our largest tenant represented approximately 6.0% of our total revenues for the six months ended June 30, 2020. Our policy is to obtain insurance coverage for each of our properties covering loss from liability, fire, and casualty in the amounts and under the terms we deem sufficient to insure our losses. Under tenant leases on our commercial and retail properties, we require our tenants to obtain insurance to cover casualty losses and general liability in amounts and under terms customarily obtained for similar properties in the area.

Commercial Portfolio

As of June 30, 2020, our commercial portfolio had a net book value of approximately $129.1 million, and consisted of the following properties:

Property Location ($ in 000s)	Sq. Ft.	Date Acquired	Year Property Constructed	Purchase Price (1)	Occupancy	Percent Ownership	Mortgage Outstanding	Estimated Renovation or Improvement Cost (2)
Office/Industrial Properties:
Garden Gateway, Colorado Springs, CO (3)	115,052	03/07	1982/2006	$15,126	76.4%	100.0%	$5,968	$1,407
Executive Office Park, Colorado Springs, CO(4)	65,084	07/08	2000	10,126	98.4%	100.0%	4,783	85
Genesis Plaza, San Diego, CA (5)(6)	57,807	08/10	1989	10,000	78.5%	76.4%	6,328	375
Dakota Center, Fargo, ND	119,434	05/11	1982	9,575	86.0%	100.0%	10,007	105
Grand Pacific Center, Bismarck, ND	93,058	04/14	1976	5,350	72.8%	100.0%	3,796	15
Arapahoe Service Center II, Centennial, CO	79,023	12/14	2000	11,850	100.0%	100.0%	8,010	—
West Fargo Industrial, West Fargo, ND	150,030	08/15	1998/2005	7,900	86.8%	100.0%	4,177	—
300 N.P., West Fargo, ND	34,517	08/15	1922	3,850	72.8%	100.0%	2,293	30
Highland Court, Centennial, CO (7)	93,536	08/15	1984	13,050	63.3%	84.5%	6,350	11
One Park Centre, Westminster, CO	69,174	08/15	1983	9,150	81.6%	100.0%	6,437	118
Shea Center II, Highlands Ranch, CO	121,301	12/15	2000	25,325	87.9%	100.0%	17,728	255
Total Office/Industrial Properties	998,016			$121,302	82.2%		$75,877	$2,401
Retail Properties:
World Plaza, San Bernardino, CA	55,810	09/07	1974	7,650	100.0%	100.0%	5,854	—
Waterman Plaza, San Bernardino, CA	21,170	08/08	2008	7,164	85.9%	100.0%	3,248	69
Union Town Center, Colorado Springs, CO	44,042	12/14	2003	11,212	100.0%	100.0%	8,406	87
Research Parkway, Colorado Springs, CO	10,700	8/15	2003	2,850	100.0%	100.0%	1,787	71
Total Retail Properties	131,722			$28,876	96.5%		$19,295	$227
Total Commercial Properties	1,129,738			$150,178	86.0%		$95,172	$2,628

(1)

Prior to January 1, 2009, “Purchase Price” includes our acquisition related costs and expenses for the purchase of the property. After January 1, 2009, acquisition related costs and expenses were expensed when incurred.

(2)	Estimated capital expenditures between July 1, 2020 and December 31, 2020.
(3)

As of August 27, 2020, this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

(4)	As of September 3, 2020, one of the four buildings that comprise this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.
(5)	Approximately 9,224 square feet, or 16.0% of this property, is occupied by us as our corporate offices and related parties.
(6)	This property is owned by two tenants-in-common, each of which owns 57% and 43%, respectively, and we beneficially own an aggregate interest of 76.4%.
(7)	This property is owned by two tenants-in-common, of which we own approximately 60% and 52%, respectively, and we beneficially own an aggregate interest of 84.5%.

The following table shows a list of commercial properties we owned as of June 30, 2020, grouped by the state where each of our investments is located:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
California	3	134,787	11.9%	$1,901,873	13.2%
Colorado	8	597,912	52.9%	9,120,615	63.0%
North Dakota	4	397,039	35.2%	3,452,183	23.8%
Total	15	1,129,738	100.0%	$14,474,671	100.0%

Model Home Portfolio

Our model home division utilizes a newly-built single family model home as an investment vehicle. This division purchases model homes and leases them back to the homebuilders as commercial tenants. These triple-net investments alleviate a significant amount of the risk normally associated with holding single family homes for speculative sale or for lease to residential tenants.

As of June 30, 2020, our model home portfolio had a net book value of approximately $47.4 million, and is summarized as follows:

Region	No. of Properties	Aggregate Square Feet	Approximate % of Aggregate Square Feet	Current Annual Base Rent	Approximate % of Aggregate Annual Rent	Purchase Price	Current Mortgage Balance
Southwest	105	308,071	82.2%	$3,116,028	78.7%	$39,493,957	$25,613,835
Southeast	20	45,727	12.2%	551,088	13.9%	6,535,145	3,853,120
Midwest	2	6,602	1.7%	99,276	2.5%	1,103,000	722,922
East	2	5,255	1.4%	70,716	1.8%	764,520	188,009
Northeast	3	9,271	2.5%	121,020	3.1%	1,344,650	892,143
	132	374,926	100.0%	$3,958,128	100.0%	$49,241,272	$31,270,029

Description of Our Commercial Properties

California Properties

•

Genesis Plaza is a four-story office building located in the Kearny Mesa submarket of San Diego. The property is situated on Interstate 15 with excellent visibility and signage opportunity for tenants. Additionally, the property is one of the few in Kearny Mesa to provide underground parking. Genesis Plaza’s rent roll includes several national and regional tenants. We renovated the common areas to improve its desirability to today’s tenants.

•

Waterman Plaza is a retail center located in San Bernardino in Southern California’s Inland Empire region. The center is anchored by a national retailer and has an undeveloped outparcel available for sale or lease. The property is located near a large industrial park which provides a large daytime customer base.

•

World Plaza is a retail/office project located in San Bernardino in Southern California’s Inland Empire region. The property is situated at a major intersection with a high traffic count. We initially acquired the leasehold interest, then several years later unified the ownership by acquiring the underlying land, which increased the overall value. This property is currently available for sale.

Colorado Properties

•

Arapahoe Service Center II is a one-story flex/office property located in Denver’s Southeast submarket, a location popular with technology firms. Although the property was fully leased upon acquisition, the property had entered into foreclosure and we purchased it from the lender. We subsequently negotiated a lease buy-out from one of the tenants and expanded the adjacent tenant, resulting in additional revenue from the buy-out fee and a long-term lease extension while retaining 100% occupancy.

•

Executive Office Park is located in Colorado Springs’ desirable North I-25 submarket and consists of four, two-story multi-tenant office buildings – each situated on its own condominium parcel. The property is unique and attracts tenants desiring a more “residential” feel, rather than a typical concrete, steel and glass office building. The property has proven to be attractive to a diverse group of tenants, including financial planning firms, real estate agencies and the like. As of September 3, 2020, one of the four buildings is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

•

Garden Gateway is located in Colorado Springs and consists of two single-story office/flex buildings and a two-story office building. Originally constructed as a corporate campus, it was repositioned for multi-tenant occupancy by the previous owner. The property is situated fronting a major thoroughfare surrounded by a mix of office, industrial, and retail uses, and can accommodate tenants requiring between 1,500 square feet and 25,000 square feet. As of August 27, 2020, this property is in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), the transaction is expected to close in the fourth quarter of 2020.

•

Highland Court is a two-story office building located in the Denver Technology Center, one of Denver’s most desirable submarkets. When we acquired the property it was well maintained due to significant capital investment from its long history of institutional ownership. This asset met our criteria due to its strong in-place cash flow coupled with future upside from below-market leases signed during the economic downturn, which we expect to increase as the leases are renewed.

•

One Park Centre is a four-story office building located in Westminster, a suburb north of Denver. Similar to many of our acquisitions, when we acquired this property it had strong in-place cash flow with several leases at below-market rent. To add further value, we are renovating the common areas to create a more modern environment desired by today’s tenants. The property’s location caters to local businesses preferring to locate near employee housing rather than commuting to Denver’s other employment centers.

•

Research Parkway is a multi-tenant retail shop building consisting of 10,700 square feet and can accommodate five tenants. This property is located in the upscale Briargate community in Colorado Springs, Colorado, and is immediately adjacent to the Union Town Center retail property, which we acquired in a separate transaction.

•

Shea Center II is a four-story, Class “A” office building located in Denver’s Highlands Ranch community. This location just south of Highway 470 west of Denver with new walkable amenities across the street is attractive to tenants living in upscale Highlands Ranch and other nearby suburbs. The long-term occupancy is stable with a large Fortune 500 tenant leasing an entire floor on a long-term lease.

•

Union Town Center is located in the upscale Briargate area of Colorado Springs and is anchored by a major national grocer (which owns its own building), with the tenant base consisting mostly of convenience and food uses, which are typically less impacted by online retailing. The center was previously owned by out-of-town private investors who focused on maintaining cash flow, and most of the leases were below-market at the time of acquisition. We have been able to maintain high occupancy while renewing existing leases at increased rents.

North Dakota Properties

•

Dakota Center is a six-story office building located in the heart of the dynamic Downtown Fargo submarket. We were attracted to Fargo because of its strong economic drivers, including proximity to three universities, economic diversity, low unemployment, and limited competition. In May 2011, we acquired the property for $9.6 million and at a going-in cap rate of 14%. At the time of acquisition, 78% of the property was leased to a major national bank under a lease expiring in December 2012. The bank occupied only a small portion of the property and subleased other portions to multiple tenants. We invested $2.9 million in constructing tenant improvements and renovating the common areas and parking lot. Upon expiration of the lease, we were able to secure new leases with five former subtenants, including the national bank, resulting in 100% occupancy through 2017. In 2016, upon stabilization of the rent roll, the cap rate compressed from 14% to 8% and the property appraised in excess of $16 million, an increase in value of approximately 28% over our purchase price.

•

Grand Pacific Center is a six-story office building located in Downtown Bismarck. Based on the region’s strong economic drivers and our prior success repositioning Dakota Center in Fargo, this property was acquired with the intent to perform a similar common area renovation, which is expected to result in higher market rents and solidify Grand Pacific Center as the foremost office building in the submarket. We also increased potential cash flow by structuring new leases to require the tenants to pay a portion of operating expense increases.

•

West Fargo is a multi-tenant industrial campus located in West Fargo consisting of the three projects. The campus is located in an established industrial area near the major east-west thoroughfares of Interstate 94 and Main Avenue. This asset met our acquisition criteria due to its strong in-place cash flow plus potential for upside by raising rents to market.

•	Main Avenue consists of two buildings. This project accommodates mid-sized tenants requiring loading docks and ample truck access.

•

10th Street is a multi-tenant industrial park that can accommodate approximately 11 tenants and consists of three buildings. The property is situated in an industrial area near Interstate 94 in West Fargo, North Dakota, and consists of 53,000 square feet.

•

13th Street is a multi-tenant industrial park that can accommodate approximately six tenants and consists of two buildings. This project caters to small tenants. The property is situated in an industrial area near Interstate 94 in West Fargo, North Dakota, and consists of 15,000 square feet.

•

300 N.P. is a historic mixed-use building located in Downtown Fargo of which we own the multi-tenant office portion of this property. Originally constructed in 1923 for a farm equipment manufacturer, the building was renovated in 2004 as an office/residential condominium. We acquired the property due to its strong in-place cash flow at below-market rents with further upside achievable by leasing vacant space.

Description of Our Model Home Operations

Our subsidiary, NetREIT Dubose Model Home REIT, Inc. (“NetREIT Dubose”), is engaged in the business of acquiring model homes from third-party homebuilders in sale-leaseback transactions whereby a homebuilder sells the model home to NetREIT Dubose and leases back the model home under a triple-net lease for use in marketing its residential development. Our model home business was started in March 2010 through the acquisition of certain assets and rights from Dubose Model Homes USA. Subsequent to its formation, NetREIT Dubose raised $10.6 million pursuant to a private placement of its common stock (the private placement was terminated on December 31, 2013). As of June 30, 2020, we had invested $2.6 million in NetREIT Dubose through the purchase of common stock. We own approximately 27.2% of NetREIT Dubose as of June 30, 2020.

We operate six limited partnerships in connection with NetREIT Dubose: Dubose Model Home Investors #202, LP (“DMHI #202”), Dubose Model Home Investors #203, LP (“DMHI #203”), Dubose Model Home Investors #204, LP (“DMHI #204”), Dubose Model Home Investors #205, LP (“DMHI #205”) and NetREIT Dubose Model Home REIT, LP and in May 2020, we formed a new limited partnership, Dubose Model Home Investors #206, LP (“DMHI #206”), to raise $5 million. These limited partnerships typically raise private equity funds in order to invest in model home properties and then lease them back to the homebuilders. As of June 30, 2020, we own:

•	10.3% of DMHI #202, which raised $2.9 million, and was formed to raise up to $5.0 million through the sale of partnership units.

•	2.3% of DMHI #203, which raised $4.4 million, and was formed to raise up to $5.0 million through the sale of partnership units.

•	3.6% of DMHI #204, which raised $2.8 million, and was formed to raise up to $5.0 million through the sale of partnership units.

•

4.0% of DMHI #205, which has raised $2.5 million, and was formed in 2019 to raise up to $5.0 million through the sale of partnership units. This partnership continues to raise capital through the sale of additional limited partnership units.

•

14.3% of DMHI #206, which has raised $0.7 million, and was formed in 2020 to raise up to $5.0 million through the sale of partnership units. This partnership continues to raise capital through the sale of additional limited partnership units.

•	NetREIT Dubose, which owns 100% of NetREIT Dubose Model Home REIT, LP.

•	100% of NetREIT Model Homes, Inc.

We provide management services to our limited partnerships through our wholly-owned subsidiaries, NetREIT Advisors, LLC (“NetREIT Advisors”) and Dubose Advisors LLC (“Dubose Advisors”), which we refer to collectively as the Advisors. For their services, each of the Advisors receives ongoing management fees, acquisition fees and has the right to receive certain other fees when a partnership sells or otherwise disposes of a model home. NetREIT Advisors manages NetREIT Dubose and NetREIT Model Homes, Inc. and Dubose Advisors manages DMHI #202, DMHI #203, DMHI #204, DMHI #205 and DMHI #206.

Top Ten Tenants Physical Occupancy Table

The following table sets forth certain information with respect to our top ten tenants, each of which has a single lease with us, as of June 30, 2020.

Tenant	Annualized Base Rent	% of Total Annualized Base Rent
Halliburton Energy Services, Inc.	$899,316	6.21%
Finastra USA Corporation	612,456	4.23%
The College for Financial Planning, Inc.	471,787	3.26%
Restaurant Technology Services LLC	412,824	2.85%
MasTec North America, Inc.	350,778	2.42%
Wells Fargo Bank, N.A.	334,026	2.31%
Cobham Colorado Springs, Inc.	315,296	2.18%
MGA Home Healthcare Colorado, Inc.	260,832	1.80%
Republic Indemnity of America	255,979	1.77%
NOVA Financial & Investment Corporation	251,409	1.74%
Total	$4,164,073	28.76%

Lease Expirations

The following table sets forth lease expirations for our properties as of June 30, 2020, assuming that our tenants do not exercise their early termination and/or renewal options, if any.

Commercial properties:

Expiration Year	Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
2020	25	121,013	1,904,416	13.4%
2021	52	217,615	3,639,224	25.7%
2022	44	212,604	3,227,726	22.8%
2023	27	132,105	2,139,619	15.1%
2024	20	60,535	1,177,245	8.3%
Thereafter	28	170,448	2,097,355	14.7%
Totals	196	914,320	14,185,585	100%

Model home properties:

Expiration Year(1)	Number of Leases Expiring	Square Footage	Annual Rental From Lease	Percent of Total
2020	79	229,168	2,333,688	59.0%
2021	36	91,742	1,158,312	29.3%
2022	17	54,016	466,128	11.7%
	132	374,926	3,958,128	100.0%

(1)	These leases are subject to extensions by the developer depending on sales of the total development. All model homes are listed for sale at the end of the lease period.

Physical Occupancy Table for Last Three Years

The following table presents the percentage occupancy as of December 31 for each of our current commercial properties owned for each of the last three years.

		Percentage Occupancy as of the Year Ended December 31,
	Date Acquired	2017	2018	2019
Office/ Industrial Properties:
Garden Gateway Plaza	03/07	64.8%	68.1%	76.4%
Executive Office Park	07/08	90.4%	99.9%	100.0%
Genesis Plaza	08/10	92.3%	77.6%	78.5%
Dakota Center	05/11	100.0%	58.3%	86.0%
Grand Pacific Center	03/14	77.0%	72.6%	71.8%
Arapahoe Service Center II	12/14	100.0%	100.0%	100.0%
Union Terrace (2)	08/14	89.2%	91.0%	88.6%
Centennial Tech Center (1)	12/14	81.6%	81.6%	90.9%
West Fargo Industrial	08/15	87.1%	82.3%	77.1%
300 N.P.	08/15	98.4%	72.7%	73.0%
Highland Court	08/15	89.3%	78.5%	70.1%
One Park Centre	08/15	87.7%	88.2%	79.1%
Shea Center II	12/15	92.8%	83.2%	90.9%
Retail Properties:
World Plaza	09/07	34.6%	22.6%	100.0%
Waterman Plaza	08/08	100.0%	100.0%	90.7%
Union Town Center	12/14	100.0%	100.0%	100.0%
Research Parkway	08/15	100.0%	100.0%	100.0%

(1)	We sold Centennial Tech Center on February 5, 2020.
(2)	We sold Union Terrace on March 13, 2020.

Annualized Base Rent Per Square Foot for Last Three Years

The following table presents the average effective annual rent per square foot for each of our commercial properties owned as of December 31 of each of the last three years.

Annualized Base Rent per Square Foot (1)

For the Years Ended December 31,

	2017	2018	2019	Annualized Base Rent (2)	Net Rentable Square Feet
Office/ Industrial Properties:
Garden Gateway Plaza	$12.66	$11.89	$12.62	$1,108,426	115,052
Executive Office Park	$12.42	$12.35	$13.28	$864,572	65,084
Genesis Plaza	$27.43	$20.85	$28.15	$1,277,659	57,807
Dakota Center	$12.06	$20.95	$12.87	$1,321,778	119,434
Grand Pacific Center	$13.18	$14.13	$13.97	$933,558	93,058
Union Terrace (4)	$19.63	$19.37	$19.53	$1,455,982	84,145
Centennial Tech Center (3)	$13.62	$14.12	$14.30	$1,435,475	110,405
Arapahoe Service Center II	$13.20	$14.22	$14.69	$1,161,157	79,023
West Fargo Industrial	$6.65	$6.35	$6.65	$769,472	150,030
300 N.P.	$12.63	$16.59	$13.67	$344,527	34,517
Highland Court	$21.14	$21.97	$19.33	$1,267,543	93,536
One Park Centre	$18.48	$18.18	$19.51	$1,067,331	69,174
Shea Center II	$15.34	$20.24	$18.47	$2,036,576	121,301
Retail Properties:
World Plaza	$16.63	$20.79	$13.63	$760,697	55,098
Waterman Plaza	$25.29	$17.12	$16.30	$312,915	21,170
Union Town Center	$20.36	$24.91	$25.63	$1,128,613	44,042
Research Parkway	$21.61	$22.07	$22.58	$241,600	10,700

(1)	Annualized Base Rent divided by the percentage occupied divided by rentable square feet.
(2)	Annualized Base Rent is based upon actual rents due as of December 31, 2019, determined using GAAP including CAM reimbursements.
(3)	We sold Centennial Tech Center on February 5, 2020.
(4)	We sold Union Terrace on March 13, 2020.

Use of Leverage

We use mortgage loans secured by our individual properties in order to maximize the return for our stockholders. Typically, these loans are for terms ranging from five to ten years with amortization of 20 to 25 years. Currently, the majority of our mortgage loans are structured as non-recourse to us with limited exceptions that would cause a recourse event only upon occurrence of certain fraud, misconduct, environmental, or bankruptcy events. Non-recourse financing limits our exposure to the amount of equity invested in each property pledged as collateral thereby protecting the equity in our other assets. We can provide no assurance that the non-recourse financing will be available to us in the future on terms that are acceptable to us, or at all and there may be circumstances where lenders have recourse to our other assets. To a lesser extent, we use recourse financing or a cross collateral pledge of certain properties. At June 30, 2020, $42.2 million of our total mortgage debt of $126.4 million was recourse to us, of which $31.3 million related to the model homes properties.

We have used both fixed and variable interest rate debt to finance our properties. Wherever possible, we prefer to obtain fixed rate mortgage financing as it provides better cost predictability. As of June 30, 2020, two of our mortgage obligations included variable interest rate provisions.

Our mortgage obligations consist of the following:

		Principal as of
		June 30,	December 31,
Mortgage note property	Notes	2020	2019	Loan Type	Interest Rate (1)	Maturity
Waterman Plaza	(7)	$3,247,878	3,274,097	Variable	4.25%	4/29/2021
World Plaza	(3)(4)	5,854,222	4,979,383	Variable	4.40%	7/5/2021
Garden Gateway Plaza	(3)	5,967,727	6,071,315	Fixed	5.00%	8/5/2021
300 N.P.		2,292,848	2,311,738	Fixed	4.95%	6/11/2022
Highland Court		6,350,303	6,424,366	Fixed	3.82%	9/1/2022
Dakota Center		10,007,257	10,111,693	Fixed	4.74%	7/6/2024
Union Terrace	(2)	—	6,240,396	Fixed	4.50%	9/5/2024
Centennial Tech Center	(2)	—	9,561,654	Fixed	4.43%	1/5/2024
Research Parkway		1,787,129	1,813,305	Fixed	3.94%	1/5/2025
Arapahoe Service Center		8,009,836	8,085,727	Fixed	4.34%	1/5/2025
Union Town Center		8,406,185	8,440,000	Fixed	4.28%	1/5/2025
Executive Office Park	(3)	4,783,471	4,839,576	Fixed	4.83%	6/1/2027
Genesis Plaza		6,327,800	6,378,110	Fixed	4.71%	9/6/2025
One Park Centre		6,436,968	6,487,532	Fixed	4.77%	9/5/2025
Shea Center II		17,727,500	17,727,500	Fixed	4.92%	1/5/2026
West Fargo Industrial		4,177,324	4,216,565	Fixed	4.79%	5/31/2029
Grand Pacific Center	(5)	3,795,623	3,851,962	Fixed	4.02%	8/1/2037
Subtotal, Presidio Property Trust, Inc. Properties		95,172,071	110,814,919
Model Home mortgage notes	(3)	31,270,029	32,644,129	Fixed	(6)	2020-2023
Mortgage Notes Payable		$126,442,100	$143,459,048
Unamortized loan costs		(911,172)	(1,066,056)
Mortgage Notes Payable, net		$125,530,928	$142,392,992

(1)	Interest rates as of June 30, 2020.
(2)	Centennial Tech Center and Union Terrace were sold on February 5, 2020 and March 13, 2020, respectively.
(3)

Properties held for sale as of June 30, 2020. Only one of the four buildings at Executive Office Park ("EOP") was classified as held for sale. As of August 27, 2020 and September 3, 2020, Garden Gateway Plaza and one of the four buildings at EOP, respectively, are in escrow in connection with a purchase and sale agreement and, subject to satisfaction and/or waiver of certain contingencies (including buyer obtaining suitable financing), both the transactions are expected to close in the fourth quarter of 2020.

(4)	Interest rate is subject to reset on September 1, 2023.
(5)	Interest on this loan is alternative base rate plus 0.75% and LIBOR plus 2.75%. For the six months ended June 30, 2020, the weighted average interest rate was 4.40%.
(6)	Each model home has a stand-alone mortgage note at interest rates ranging from 2.52% to 5.63% per annum (at June 30, 2020).
(7)	Interest on this loan resets annually at LIBOR plus 3.00%, with a floor of 4.25%.

Scheduled principal payments of mortgage notes payable were as follows as of June 30, 2020:

	Presidio Property Trust, Inc. Notes Payable (Excluding Model Homes Payable)	Model Homes Notes Payable	Total Principal Payments
Years ending December 31:
2020	$882,006	$6,150,969	$7,032,975
2021	16,382,167	12,708,950	29,091,117
2022	9,798,450	8,505,525	18,303,975
2023	1,514,611	3,904,585	5,419,196
2024	1,645,496	—	1,645,496
Thereafter	64,949,341	—	64,949,341
Total	$95,172,071	$31,270,029	$126,442,100

Property Management

We, through our wholly-owned subsidiary, NTR Property Management, Inc., are the primary property manager for all of our properties. We subcontract with third-party property management companies in all markets except Denver to render on-site management services.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although our primary objective is to maximize long-term stockholder value through the acquisition, management, leasing and selective redevelopment of high-quality commercial properties, we may also invest in common and preferred equity securities and debt securities of other REITs. We may acquire securities of other REITs where management believes that yields on such investments would exceed the risk-adjusted return on our target properties, consistent with our REIT qualification requirements. We believe that such a securities portfolio may provide us with an attractive opportunity for liquidity and additional income potential and serves as a proxy for real estate when suitable acquisitions are not available. We may purchase securities on margin when the interest and dividend yields exceed our cost of capital, and we may use derivative instruments to mitigate interest rate risk. Under normal market conditions, we seek to limit the market value of the portfolio from time to time to approximately 10% of the greater of the total value of our assets or the total market value of our stock. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock, other than short-term, investment-grade securities as part of a money market fund or for short-term cash management purposes.

Our Investment Approach

Our Commercial Property Investment Approach

We acquire high-quality commercial properties in overlooked and/or underserved markets, where we believe we can create long-term stockholder value. Our potential commercial investments are extensively reviewed based on several characteristics, including:

•

Market Research. We invest in properties within regionally dominant markets that we believe to be overlooked. We extensively analyze potential markets for the key indicators that we feel will provide us higher risk adjusted returns. These indicators may include a net in-migration of highly educated workers, business friendly governmental policies, large university populations, extensive healthcare systems and available housing. We believe this extensive research will result in property acquisitions in markets with substantially higher demand for high quality commercial real estate.

•

Real Estate Enhancement. We typically acquire properties where we believe market demand is such that values can be significantly enhanced through repositioning strategies such as upgrading common areas and tenant spaces, re-tenanting and leasing vacant space. We expect that these strategies will increase rent and occupancy while enhancing long-term value.

•

Portfolio Management. We believe our target markets have benefited from substantial economic growth, which provides us with opportunities to achieve long-term value and ultimately sell properties and recycle capital into properties offering a higher risk-adjusted return. Since 2015, we have been selectively selling retail properties and redeploying the capital into other commercial properties. We have achieved substantial returns in the past from the operation, repositioning, and sale of properties. We seek to continue to actively manage our properties in the future to maximize the opportunity to recycle capital.

Our Model Home Property Investment Approach

Model homes are single-family dwellings constructed by builders for the purpose of showing each of the builder’s floor plans, elevations, optional features, and workmanship in the marketing of the development in which the home is located. Each model home is designed to be held through the end of a minimum lease term after which the model home property is listed for sale at the estimated fair market value. We seek to purchase model homes, typically at a discount from fair market value, that have a likelihood of appreciation within the expected three-year term of the lease. Our model home leaseback agreements are triple-net, requiring the homebuilder/commercial tenant to pay all operating expenses. We seek model homes in a variety of locations, a variety of price ranges, and from a variety of builders and developers to diversify the risk from economic conditions that may adversely affect a particular development, price point or location.

During the six months ended June 30, 2020, we sold 21 model homes for approximately $8.0 million and recognized a gain of approximately $557,000, and during the year ended December 31, 2019, we sold 41 model homes for approximately $14.6 million and recognized a gain of approximately $1.2 million.

Our Growth Strategy

Our principal business objective is to provide attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock. Our primary strategies to achieve our business objectives are to invest in, own and manage a diverse multi-tenant portfolio of high-quality commercial properties in attractive regionally dominant markets, which we believe will drive high tenant retention and occupancy.

We intend to grow our commercial portfolio by acquiring high-quality properties in our target markets. In addition to our commercial properties, we may also selectively invest in other properties such as model homes and other property types where we believe we can achieve high risk-adjusted returns for our stockholders. We also expect that our extensive broker and seller relationships will benefit our acquisition activities and help set us apart from competing buyers. In addition, we intend to actively manage our existing portfolio of commercial properties and model homes and continue to redeploy capital through the opportunistic sale of non-core assets (including retail properties) into additional commercial properties.

Our Commercial Property Growth Strategy

We typically purchase commercial properties at what we believe to be a discount to the replacement value of the property. We seek to enhance the value of these properties through active asset management where we believe we can increase occupancy and rent. We typically achieve this growth through value-added investments in these properties, such as common area renovations, enhancement of amenities, improved mechanical systems, and other value-enhancing investments. We generally will not invest in ground-up development as we believe our target markets’ rental rates are below those needed to justify new construction.

Our Model Home Growth Strategy

We intend to purchase model homes that are in the “move-up market” and in the first-time homebuyer market. The purchases of model homes are expected to be from homebuilders that have sufficient assets and resources to fulfill their obligations under the lease and with model homes that offer a good opportunity for appreciation upon the sale of the model home. Sales proceeds from model homes will typically be reinvested and used to acquire new model homes.

Competition

We compete with a number of other real estate investors, many of whom own similar properties in the same geographical markets. Competitors include other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these competitors have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In addition, many of these competitors have capital structures that allow them to make investments at higher prices than what we can prudently offer while still generating a return to their investors that is commensurate with the return we are seeking to provide our investors. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. The concentration of our properties in Southern California, Colorado and North Dakota makes us susceptible to local market conditions in these areas.

To be successful, we must be able to continue to respond quickly and effectively to changes in local and regional economic conditions by adjusting rental rates of our properties as appropriate. If we are unable to respond quickly and effectively, our financial condition, results of operations, cash flow, and ability to satisfy our debt service obligations and pay dividends may be adversely affected.

Our REIT Status

We elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2000. To continue to be taxed as a REIT, we must satisfy numerous organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders, as defined in the Code and calculated on an annual basis. As a REIT, we are generally not subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even though we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income. For more information, please see “U.S. Federal Income Tax Considerations.”

Distribution Policy

We plan to distribute at least 90% of our annual REIT taxable income to our stockholders in order to maintain our status as a REIT.

We intend to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions. Our goal is to generate cash distributions from operating cash flow and proceeds from the sale of properties. During 2018 and 2019, we declared distributions of approximately $1.1 million each year.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes generally will not be taxable as a dividend to a U.S. stockholder, but will reduce the stockholder’s basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder’s basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

We provide each of our stockholders a statement detailing the distributions paid during the preceding year and their characterization as ordinary income, capital gain or return of capital. For the years ended December 31, 2019 and 2018, distributions were reported as a distribution of taxable earnings and a return of capital to the stockholders.

Dividend Reinvestment Plan

We have adopted the Dividend Reinvestment Plan (which we refer to herein as the Reinvestment Plan), which allows stockholders to receive distributions (otherwise distributable to them in cash) in additional shares of the class of common stock on which such distributions are made. In connection with the completion of this offering, the Reinvestment Plan is expected to be amended to provide that the purchase price for shares of common stock under the Reinvestment Plan would be 95% of the 20-day average closing price of our Series A Common Stock on Nasdaq. No sales commission or dealer manager fee will be paid on shares issued through the Reinvestment Plan. We may amend, suspend or terminate the Reinvestment Plan at any time. Any such amendment, suspension or termination would be effective upon a designated distribution record date and notice of such amendment, suspension or termination will be sent to all participants at least 30 days prior to such record date. The Reinvestment Plan became effective on January 23, 2012 and was suspended on December 7, 2018. Upon the completion of this offering, a total of 3,000,000 shares of our common stock will be registered pursuant to the Reinvestment Plan. As of June 30, 2020, 917,074 shares of Series A Common Stock have been issued under the Reinvestment Plan for a total purchase price of approximately $17.4 million.

Corporate Structure

We were incorporated in the State of California on September 28, 1999, and in August 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” After giving effect to our one-for-two reverse stock split on July 29, 2020, we have 8,922,036 shares of Series A Common Stock outstanding with approximately 3,000 stockholders, none of which owned more than 5.0% of the outstanding shares. Prior to the completion of this offering we were a non-traded, publicly reporting company registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Through Presidio Property Trust, Inc., its subsidiaries and its partnerships, we own 13 properties in fee interest and have partial interests in two properties through our investments in limited partnerships and limited liability companies in which we serve as the general partner and member, respectively. Each of the limited partnerships and limited liability companies is referred to as a “DownREIT.” In each DownREIT, we have the right, through put and call options, to require our co-investors to exchange their interests for shares of our common stock at a stated price after a defined period (generally five years from the date they first invested in the entity’s real property), the occurrence of a specified event or a combination thereof. Our model homes business is conducted through our wholly-owned subsidiary, NetREIT Model Homes, Inc., NetREIT Dubose Model Home REIT, Inc., and six limited partnerships, DMHI #202, DMHI #203, DMHI #204, DMHI #205, DMHI #206 and NetREIT Dubose Model Home REIT, LP.

Offices and Employees

Our executive offices are situated in approximately 9,224 square feet of space located at 4995 Murphy Canyon Road, San Diego, CA 92123.

We have a total of 23 full-time employees.

Regulation

Our management continually reviews our investment activity and monitors the proportion of our portfolio that is placed in various investments in order to prevent us from coming within the application of the Investment Company Act of 1940, as amended (the “Investment Company Act”). If at any time the character of our investments could cause us to be deemed an investment company for purposes of the Investment Company Act, we would be required to comply with the operating restrictions of the Investment Company Act, which are generally inconsistent with our normal operations. As such, we work to ensure that we are not deemed to be an “investment company.”

Various environmental laws govern certain aspects of the ongoing operation of our properties. Such environmental laws include those regulating the existence of asbestos-containing materials in buildings, management of surfaces with lead-based paint (and notices to residents about the lead-based paint) and waste-management activities. Our failure to comply with such requirements could subject us to government enforcement action and/or claims for damages by a private party.

To date, we have not experienced a material effect on our capital expenditures, earnings, or competitive position as a result of a lack of compliance with federal, state and local environmental protection regulations. All of our proposed acquisitions are inspected prior to such acquisition. These inspections are conducted by qualified environmental consultants, and we review in detail their reports prior to our acquisition of any property. Nevertheless, it is possible that our environmental assessments will not reveal all environmental liabilities, or that some material environmental liabilities exist of which we are unaware. In some cases, we may be required to abandon otherwise economically attractive acquisitions because the costs of removal or control of hazardous materials are considered to be prohibitive or we are unwilling to accept the potential risks involved. We do not believe we will be required to engage in any large-scale abatement at any of our current properties. We believe that through professional environmental inspections and testing for asbestos, lead paint and other hazardous materials, coupled with a relatively conservative posture toward accepting known environmental risk, we minimize our exposure to potential liability associated with environmental hazards.

We are unaware of any environmental hazards at any of our current properties that, individually or in the aggregate, may have a material adverse impact on our operations or financial position. We have not been notified by any governmental authority, and we are not otherwise aware of any material non-compliance, liability, or claim relating to environmental liabilities in connection with any of our properties. We do not believe that the cost of continued compliance with applicable environmental laws and regulations will have a material adverse effect on us, our financial condition or our results of operations. Future environmental laws, regulations, or ordinances, however, may require additional remediation of existing conditions that are not currently actionable. Also, if more stringent requirements are imposed on us in the future, the costs of compliance could have a material adverse effect on us and our financial condition.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on our financial position, results of operation or liquidity.

MANAGEMENT

Our Directors, Executive Officers and Key Employees

The following sets forth certain information with respect to our executive officers, key employees and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Jack K. Heilbron	70	Chief Executive Officer and President, Director and Chairman of the Board
Larry G. Dubose	7 1	Director, CFO and Director of NetREIT Dubose, and CEO of Dubose Advisors and NetREIT Advisors
Adam Sragovicz	51	Chief Financial Officer

Key Employees
Gary M. Katz	57	Senior Vice President, Asset Management
Ann T. Nguyen	55	General Counsel and Secretary
Jessica Joelson	36	Chief Accounting Officer

Non-Employee Directors
Jennifer A. Barnes	41	Independent Director
David T. Bruen	76	Lead Independent Director
Shirley Y. Bullard	68	Independent Director
James R. Durfey	70	Independent Director
Kenneth W. Elsberry	82	Director
Laureen E. Ong	68	Independent Director
Sumner J. Rollings	71	Independent Director

Set forth below is information concerning our executive officers, key employees and directors identified above. Our Board of Directors currently consists of nine directors, who are expected to be subject to re-election at our next annual meeting of stockholders. Our executive officers were appointed by the Board of Directors to serve in their current roles. Each executive officer is appointed for such term as may be prescribed by the Board of Directors and until a successor has been chosen and qualified or until such officer’s death, resignation or removal.

Executive Officers

Jack K. Heilbron

Mr. Heilbron has served as a director and our Chief Executive Officer (“CEO”) and President since our inception. Mr. Heilbron also has served as Chairman, President and CEO of NetREIT Dubose Model Home REIT, Inc. (“NetREIT Dubose”) since its inception, and has served as President of NetREIT Advisors and NTR Property Management, Inc. since their inceptions. Mr. Heilbron was a founding officer, director, and stockholder of the former CI Holding Group, Inc. and of its subsidiary corporations (Centurion Counsel, Inc., Bishop Crown Investment Research Inc., PIM Financial Securities Inc., Centurion Institutional Services Inc. and CHG Properties, Inc.) and currently serves as CEO and Chairman of Centurion Counsel, Inc., a licensed investment advisor. He also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from 2001 until 2005. From 1994 until its dissolution in 1999, Mr. Heilbron served as the Chairman and/or director of Clover Income and Growth REIT. Mr. Heilbron graduated with a B.S. degree in Business Administration from California Polytechnic College, San Luis Obispo, California. Based on his experience as a director and his experience with other REITs, the Nominating and Corporate Governance Committee determined that Mr. Heilbron is qualified to serve on the Board of Directors.

Larry G. Dubose

Mr. Dubose has served as a director since June 2005 and was our Chair of the Audit Committee until March 2010. In connection with our entering into a management agreement with Dubose Model Homes, USA, Mr. Dubose became an employee of our company on March 1, 2010 and has served as Chief Financial Officer, Treasurer, and a director of NetREIT Dubose since its inception. He has also served as Chief Executive Officer of NetREIT Advisors, one of our wholly-owned subsidiaries, since its inception. From 2008 to 2010, Mr. Dubose was President of Dubose Model Homes, USA, a residential real estate investment company headquartered in Houston, Texas that he founded in 1985, a position he also held until 2004. Prior to forming that company, Mr. Dubose served as Vice President and Chief Financial Officer of a full service real estate brokerage company in Houston for six years. From June 1973 to February 1976, he served as a staff accountant with PricewaterhouseCoopers f/k/a Price Waterhouse. Mr. Dubose graduated with a B.A. degree in Accounting from Lamar University in 1973. Although not active at present, Mr. Dubose is a Certified Public Accountant in the state of Texas. He also holds a real estate brokerage license. Based on his experience in real estate and his extensive financial background, the Nominating and Corporate Governance Committee determined that Mr. Dubose is qualified to serve on the Board of Directors.

Adam Sragovicz

Mr. Sragovicz is our Chief Financial Officer, a position he has held since January 11, 2018. He previously served as our Senior Vice President, Finance since May 2017. Before joining us, Mr. Sragovicz served as Treasurer of Encore Capital Group from 2011 to 2017, where he was responsible for global capital raising, foreign exchange risk management and cash management. Mr. Sragovicz has also held capital markets, finance, and treasury management positions with KPMG, Union Bank of California / MUFG and Bank of America Merrill Lynch. Mr. Sragovicz is the Director of the Yale Alumni Schools Committee in San Diego and previously sat on the board of Congregation Adat Yeshurun. Mr. Sragovicz is a graduate of Yale University with a Bachelor of Arts degree in Soviet and Eastern European Studies, with a concentration in Economics.

Key Employees

Gary M. Katz

Mr. Katz joined us as Senior Vice President, Asset Management in 2010. He has worked in the commercial real estate field for over 30 years and has held positions with Legacy Partners, Lincoln Property Company, Kemper Real Estate Management Company, Bedford Properties, and Meyer Investment Properties. Prior to joining us, Mr. Katz served in senior acquisition, leasing, asset management, and development roles for Westcore Properties from 2001 to 2009, where he was responsible for real estate transactions throughout the western United States. Mr. Katz is actively involved with NAIOP, a commercial real estate education and advocacy organization; he was previously a member of the NAIOP Corporate (National) Board, is a former president of the San Diego Chapter and currently serves on the Board of Directors and as Treasurer of the San Diego Chapter. He also sits on the San Diego Charitable Real Estate Foundation’s Board of Directors. Mr. Katz holds a Bachelor of Arts degree in Economics from University of California San Diego.

Ann T. Nguyen

Ms. Nguyen joined our company as General Counsel in September 2018 and was appointed Secretary in December 2018. Ms. Nguyen oversees the legal aspects of our company, including SEC compliance, corporate governance, leasing and sales transactions. Ms. Nguyen has over 20 years of experience handling risk management, employment / HR and legal affairs for publicly-traded and privately held companies. Prior to joining our company, she served as General Counsel for a clean tech start-up, eCullet. Other positions held include serving as Associate Vice President and Senior Legal Counsel for Realty Income (NYSE: O), a $20 billion publicly traded REIT, General Counsel and Secretary for SMART Modular Technologies (NASDAQ: SMOD) during its IPO and secondary offering, and Assistant General Counsel for RPS. Prior to law school, she worked at KPMG in Audit and Real Estate Consulting. Ms. Nguyen is a member of the State Bar of California and a Certified Public Accountant (inactive) in California. She earned a B.S. in Accounting, cum laude, from University of Southern California and a J.D. from University of California, Davis. She also attended the School of Engineering and Applied Sciences at University of California, Los Angeles.

Jessica Joelson

Ms. Joelson joined our Company in April 2020 with more than 13 years of experience and an extensive background in auditing, general and technical accounting, financial reporting, public offerings and operations. Prior to joining the Company, Mrs. Joelson served as Associate Director, External Reporting & Accounting, for AnaptysBio, Inc. (Nasdaq: ANAB) from August 2015 to August 2019, as Manager, Reporting and Accounting, for COTY, Inc. (NYSE: COTY) from July 2013 to June 2015, and as SEC Reporting Manager for ACTIVE Network, Inc. (formerly NYSE: ACTV) from May 2012 to June 2013. Prior to these roles, Ms. Joelson worked at KPMG LLP for four years in the Audit and Assurance department. Ms. Joelson is actively involved with various committees of the San Diego Green Building Council, and currently serves on the Board of Directors as Treasurer of the San Diego Food System Alliance. She holds a Bachelor of Arts degree in Business Administration, cum laude with distinction in accounting, from San Diego State University and is licensed as a Certified Public Accountant in California.

Non-Employee Directors

Jennifer A. Barnes

Ms. Barnes has served as a director and as a member of the Audit Committee since February 28, 2020. Ms. Barnes currently serves as CEO of Optima Office, Inc., an accounting and HR services company that she founded in October 2018. From September 2012 to September 2018, she served as CEO of Pro Back Office, LLC, a company that she co-founded. Ms. Barnes has also held a number of controller and director of accounting positions at privately held for-profit and non-profit companies. She currently serves on the boards of the Better Business Bureau of the Pacific Southwest and the San Diego chapter of Junior Achievement. Ms. Barnes received a Bachelor of Science in Business Administration from University of Arizona and an Executive Master of Business Administration from San Diego State University. Based on her extensive experience in accounting and personnel matters, the Nominating and Corporate Governance Committee determined that Ms. Barnes is qualified to serve on the Board of Directors.

David T. Bruen

Mr. Bruen has served as a director since 2008 and has served as a member of the Audit Committee since March 2010. Mr. Bruen retired in January 2008 from San Diego National Bank after six years as a senior commercial lending officer. During the previous 17 years, Mr. Bruen was in commercial lending for mid-size businesses in San Diego County for First Interstate Bank, Wells Fargo Bank, Mellon 1st Business Bank, and San Diego National Bank. He is a Life Member of the Holiday Bowl Committee and has been a member of the Presidents Association for Palomar College, Financial Executives International, the San Diego MIT Enterprise Forum, and the Association for Corporate Growth. Mr. Bruen is a graduate of San Diego State University and has an M.B.A. from the University of Southern California. Based on his experience with banks and his achievements in the community, the Nominating and Corporate Governance Committee determined that Mr. Bruen is qualified to serve on the Board of Directors.

Shirley Y. Bullard

Ms. Bullard has served as a director since December 2011 and has served as the Chair of the Compensation Committee since March 2010. She also serves as a member of the Compensation Committee. As of May 2020, Ms. Bullard is Chief of Staff to President at The Ken Blanchard Companies. She served as the Chief Administrative Officer and Vice President of Human Resources prior to her current position with the international leadership and management training company based in Escondido, California, which she joined in 1998. Prior to joining The Ken Blanchard Companies, Ms. Bullard served as the Director of Personnel Support Services and Director of Personnel Commission for the Poway Unified School District, a Public K-12 school district in North County San Diego, California. Previously, Ms. Bullard provided 18 years of service with the U.S. Navy as Director of Labor Relations and Deputy Officer for Equal Opportunity/Affirmative Action. From 1995 to 2008, Ms. Bullard served on the Board of Directors for Mission Federal Credit Union, and she is currently on the Board of Directors for the School for Integrated Academics and Technologies, a position she has held since 2005. Ms. Bullard holds a Juris Doctor and a Bachelor of Science of Law degree from Thomas Jefferson School of Law. Based on her extensive experience in human resources and personnel matters, the Nominating and Corporate Governance Committee determined that Ms. Bullard is qualified to serve on the Board of Directors.

James R. Durfey

Mr. Durfey has served as a director since December 2019 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Durfey retired in 2017 from American Assets Trust, Inc. (NYSE: AAT), a publicly traded REIT, where he served as Vice President, Office Properties, since 2004. During his tenure at AAT, Mr. Durfey supervised property management and leasing of Class A office buildings, assisted in the acquisition and/or development of office buildings, and worked with AAT’s board in developing corporate investment strategies. From 1996 to 2004, Mr. Durfey was Vice President of Trammell Crow Company and General Manager of the Century Plaza Towers and the ABC Entertainment Center. From 1980 to 1996, Mr. Durfey held various senior roles at Homart Development Company, which was the commercial real estate subsidiary of Sears, Roebuck and Company. Mr. Durfey received his Bachelor of Science degree in Business Management from Indiana University and is a licensed real estate broker in California. Based on his extensive experience in various facets of commercial real estate and with a REIT, the Nominating and Corporate Governance Committee determined that Mr. Durfey is qualified to serve on the Board of Directors.

Kenneth W. Elsberry

Mr. Elsberry served as our Chief Financial Officer until April 1, 2016 and Treasurer since our inception until his retirement on December 31, 2017. Mr. Elsberry has served as a director since our inception until 2008 before he commenced serving as a director again in 2010. Mr. Elsberry also has served as Vice President and Chief Financial Officer of NetREIT Advisors and NTR Property Management, Inc., our property management affiliate. He is a Certified Public Accountant (inactive) in California, a lifetime member of the California Society of Certified Public Accountants and a former member of the American Institute of Certified Public Accountants. From December 2004 to October 2007, Mr. Elsberry served as Chief Financial Officer of Trusonic, Inc., a startup technology company based in San Diego, California. Mr. Elsberry also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from March 10, 2001 until 2005 and was formerly the Chief Financial Officer and a director of Centurion Institutional Services. From 1994 until its dissolution in 1999, Mr. Elsberry served as Chief Financial Officer of Clover Income and Growth REIT. Mr. Elsberry received his Bachelor of Science degree in accounting from Colorado State University. Based on his extensive experience in accounting and financial services, the Nominating and Corporate Governance Committee determined that Mr. Elsberry is qualified to serve on the Board of Directors.

Laureen E. Ong

Ms. Ong has served as a director since August 2019 and is the Chair of the Nominating and Corporate Governance Committee. She also serves as a member of the Compensation Committee. Appointed in 2014, she also currently serves as a member of the Board of World Wrestling Entertainment (NYSE: WWE), the chair of its Compensation Committee, and a member of its Nominating and Corporate Governance Committee. From 2010 to 2013, Ms. Ong was President of the Travel Channel (a subsidiary of Scripps Networks Interactive) and responsible for building brand strategy, developing programming, and creating new business opportunities. From 2007 to 2009, Ms. Ong was COO of Hong Kong-based STAR Group Limited, which produces, broadcasts and distributes TV programming via satellite, and was responsible for STAR’s media and entertainment operations that spanned over 50 countries. From 2000 to 2007, Ms. Ong was President of National Geographic Television. Ms. Ong earned an M.A. from Columbia University and a B.A. in Math and Speech Theatre Arts from Montclair State University. Based on her experience as a director serving on the board of directors and various committees of a publicly traded company, the Nominating and Corporate Governance Committee determined that she is qualified to serve on the Board of Directors.

Sumner J. Rollings

Mr. Rollings has served as a director since April 2001 and is a member of the Audit Committee and Compensation Committee. He previously served as Chair of the Nominating and Corporate Governance Committee. He also served as a director of the Centurion Counsel Funds, an investment company registered under the Investment Company Act, from March 10, 2001 until 2005. From 2001 to 2014, Mr. Rollings owned and operated the Wagon Wheel Restaurant as the Chief Executive Officer of Rolling Wheel Restaurant, Inc., in Escondido, California. From May 1999 to May 2001 Mr. Rollings served as sales executive for Joseph Webb Foods of Vista, California and previously from 1985 to 1999, as sales executive for Alliant Food Service Sales. Based on his experience owning and operating a business, the Nominating and Corporate Governance Committee determined that Mr. Rollings is qualified to serve on the Board of Directors.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors consists of nine directors, and a majority of the members of our Board of Directors are independent, as required by the applicable rules of Nasdaq. The directors have limited discretion to increase or decrease the size of the Board of Directors.

Board Independence

Our Board of Directors has determined that each of our current directors, except for Mr. Heilbron, Mr. Elsberry and Mr. Dubose, has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is “independent” within the meaning of the listing standards of Nasdaq (the “Nasdaq Rules”) and our director independence standards. Mr. Heilbron and Mr. Dubose are named executive officers of the Company and Mr. Elsberry retired from the Company in December 2017. The Board of Directors established and employed the following categorical standards (which are at least as restrictive as the “independent” standards of the Nasdaq Rules) in determining whether a relationship is material and thus would disqualify such director from being independent:

•	The director is, or has been within the last three years, our employee or an employee of any of our subsidiaries;

•	An immediate family member of the director is, or has been within the last three years, our executive officer or an executive officer of any of our subsidiaries;

•

The director (or an immediate family member of the director) received during any 12-month period within the last three years, more than $120,000 in direct compensation from us and/or any of our subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•

The director was affiliated with or employed within the last three years by our present or former external auditor or an immediate family member of the director was affiliated with or employed in a professional capacity by our present or former external auditor and worked on our audit within the last three years;

•

The director (or an immediate family member of the director) is, or has been within the last three years, employed as an executive officer of another company where any of our executives serve or served on that company’s compensation committee;

•

The director, or an immediate family member of the director, is currently a controlling stockholder, partner or executive officer of another company that made payments to, or received payments from us or any of our subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $200,000, or 5% of such other company’s consolidated gross revenues; or

•

The director (or an immediate family member of the director) was, within the last three years, an officer, director or trustee of a charitable organization where our (or an affiliated charitable foundation’s) annual discretionary charitable contributions to the charitable organization exceeded the greater of $200,000 or 5% of that organization’s consolidated gross revenues.

An “affiliate” includes any person beneficially owning in excess of 10% of the voting power of, or a general partner or managing member of, a company.

Committees of the Board of Directors

The Board of Directors has adopted a charter for the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board of Directors may, from time to time, establish certain other committees to facilitate our management. The committee charters are posted on our website at www.presidiopt.com and will be provided without charge upon request to the Corporate Secretary, Presidio Property Trust, Inc., 4995 Murphy Canyon Road, Suite 300, San Diego, CA 92123. The information contained on our website is not incorporated by reference into and does not form a part of this prospectus or the registration statement of which it forms a part. The table below indicates the members and Chair of each committee.

	Audit	Compensation	Nominating and Corporate Governance
Jennifer A. Barnes	x*
David T. Bruen	Chair*
Shirley Y. Bullard		Chair	x
James R. Durfey		x	x
Laureen E. Ong		x	Chair
Sumner J. Rollings	x	x

*	Financial expert

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Ms. Laureen E. Ong (Chair), Ms. Shirley Y. Bullard, and Mr. James R. Durfey. All the members of the Nominating and Corporate Governance Committee are “independent” within the meaning of the Nasdaq Rules and our director independence standards. The Nominating and Corporate Governance Committee met twice during 2019. The Nominating and Corporate Governance Committee’s principal responsibilities include:

•	Reviewing the purpose, structure and membership of the committees of the Board of Directors;

•	Reviewing the succession planning for our executive management;

•	Assisting the Board of Directors in developing and implementing our corporate governance guidelines;

•	Considering questions of possible conflicts of interest of the Board of Directors, as such questions arise;

•	Determining the size, needs and composition of the Board of Directors and its committees;

•	Monitoring a process to evaluate and assess the effectiveness of the Board of Directors; and

•	Recommending nominees to the full Board of Directors.

Compensation Committee

The Compensation Committee is comprised of Ms. Shirley Y. Bullard (Chair), Mr. James R. Durfey, Ms. Laureen E. Ong, and Mr. Sumner J. Rollings. All of the members of the Compensation Committee are “independent” within the meaning of the Nasdaq Rules and our director independence standards. The Compensation Committee met four times during 2019. The Compensation Committee’s principal responsibilities include:

•

reviewing and approving the corporate goals and objectives with respect to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer’s performance in light of these goals and objectives and, based upon this evaluation (either alone or, if directed by the Board of Directors, in conjunction with a majority of the independent directors on the Board of Directors), setting our Chief Executive Officer’s compensation (our Chief Executive Officer may not be present during voting deliberations on his compensation);

•	reviewing and setting or recommending to the Board of Directors the compensation of our executive officers other than the Chief Executive Officer;

•	reviewing and providing oversight of our compensation philosophy and composition of our peer company community used for market comparisons;

•	reviewing and approving or recommending to the Board of Directors our incentive compensation and equity-based plans and arrangements;

•	performing a periodic evaluation of the Compensation Committee’s performance in fulfilling its duties and responsibilities under the Compensation Committee charter;

•	reviewing and recommending to the Board of Directors the compensation of our non-employee directors;

•

to the extent that we are required to include a Compensation Discussion and Analysis (“CD&A”) in our Annual Report on Form 10-K or annual proxy statement, reviewing and discussing with management our CD&A and considering whether to recommend to our Board of Directors that our CD&A be included in the appropriate filing;

•	preparing the annual Compensation Committee Report;

•	reporting regularly to the Board of Directors regarding the activities of the Compensation Committee; and

•	annually reviewing and reassessing our Compensation Committee charter and submitting any recommended changes to the Board of Directors for its approval.

The Compensation Committee may also delegate any or all of its responsibilities to a subcommittee of the Compensation Committee and/or delegate the authority to grant stock or other equity rights to one or more officers of our company in a manner that is in accordance with applicable law.

Audit Committee

The Audit Committee is comprised of Mr. David T. Bruen (Chair), Ms. Jennifer A. Barnes and Mr. Sumner J. Rollings. Ms. Barnes has been a member of the Audit Committee since February 2020. The Board of Directors has determined that Mr. Bruen and Ms. Barnes qualify as an “audit committee financial expert,” as defined by the SEC and that all members of the Audit Committee are “financially literate” under Nasdaq Rules. All of the members of the Audit Committee are “independent” within the meaning of the Nasdaq Rules, our director independence standards and the audit committee requirements of the SEC. The Audit Committee met six times during 2019.

The Audit Committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee also shares responsibility for performing risk assessment. The Audit Committee is responsible for discussing with management the guidelines, policies and processes relied upon and used by management to assess and manage our exposure to risk.

The Audit Committee ensures that procedures have been established for the receipt, retention and treatment of complaints from our employees on accounting, internal accounting controls or auditing matters, as well as for the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters or other potentially material risks.

The Audit Committee’s principal responsibilities include:

•	Assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and reporting practices;

•	Reviewing and monitoring compliance with our code of ethics and conduct;

•	The ultimate authority over the appointment, retention, compensation, oversight and evaluation of the work of our independent registered public accounting firm;

•	Preparing the report that the SEC requires in our annual proxy statement; and

•	The selection, approval and engagement of our independent registered public accounting firm, including approving any special assignments given to the independent accounting firm and reviewing:

•	The independence of the independent registered public accounting firm;

•	Any audit and non-audit services to be performed by the independent registered public accounting firm;

•	Our guidelines and policies with respect to risk assessment and risk management; and

•	Our compliance with legal and regulatory requirements.

In determining whether to reappoint the independent registered public accounting firm as our independent auditor, the Audit Committee takes into consideration a number of factors, including audit fees, the expertise of the lead audit partner with respect to real estate and, specifically REITs, the length of time the firm has been engaged by us, the quality of the Audit Committee’s ongoing discussions with its independent registered public accounting firm and an assessment of the professional qualifications, external data relating to audit quality and performance, including recent Public Company Accounting Oversight Board reports relating to our independent registered public accounting firm and past performance of the firm’s lead audit partner responsible for our audit. The Audit Committee has also been involved in the selection of the lead audit partner.

Board of Directors Leadership Structure and Role in Risk Oversight

We believe the chosen Board of Directors leadership structure is the most appropriate for our size and business. Since our inception, Mr. Heilbron has served as both Chairman of the Board and Chief Executive Officer. We also have a Lead Independent Director, currently, Mr. Bruen, Chair of the Audit Committee. As Lead Independent Director, Mr. Bruen is able to monitor and address any compliance issues, improprieties, or ethical considerations, including anonymous submissions by company employees.

The Board of Directors believes the combined role of Chairman and Chief Executive Officer, together with a Lead Independent Director, is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

Code of Ethics and Conduct

The Board of Directors has adopted a Code of Ethics and Conduct (“Ethics Code”) for us that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The Ethics Code is posted under the “Company” section of our web site at www.presidiopt.com. To the extent required by applicable SEC rules, we intend to post any future amendments to or waivers from the Ethics Code promptly following the date of such amendment or waiver on our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines to serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines cover a number of areas including the size and composition of our Board of Directors, Board of Directors membership criteria and director qualifications, director responsibilities, Board of Directors agenda, roles of the Chairman of the Board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, Board of Directors member access to management and independent advisors, director compensation, director orientation and continuing education and management succession planning. Our Nominating and Corporate Governance Committee will review our corporate governance guidelines from time to time as it deems appropriate and, if necessary, recommend changes to our Board of Directors. Our corporate governance guidelines are available on our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Limitation of Liabilities and Indemnification of Directors and Officers

For a discussion of our indemnification arrangements for our directors and officers, see “Certain Relationships and Related Transactions—Indemnification of Our Directors and Officers in Our Governing Documents” and “Certain Relationships and Related Transactions—Indemnification Agreements.”

Executive and Director Compensation

For a discussion of our director compensation arrangements, see “Executive and Director Compensation—Director Compensation.”

EXECUTIVE AND DIRECTOR COMPENSATION

Overview of Compensation Program

The Compensation Committee is responsible for establishing, implementing and continually monitoring adherence with our compensation philosophy. The Compensation Committee ensures that the total compensation paid is fair, reasonable, and competitive. The following narrative explains our compensation philosophy, objectives, policies, and practices with respect to our named executive officers to whom we refer to collectively as our “Named Executive Officers,” as determined in accordance with applicable SEC rules. The Compensation Committee currently does not utilize compensation consultants for executive or director compensation.

Compensation Objectives, Philosophy and Risk Assessment

The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by us and that aligns executives’ interests with those of the stockholders by rewarding performance above established goals with the ultimate objective of improving stockholder value. Together with the Chief Executive Officer, the Compensation Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain employees in key positions with superior ability, experience and leadership capability and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, the Compensation Committee believes that executive compensation packages provided to our employees, including our Named Executive Officers, should include both cash and share-based compensation that rewards performance measured against established goals.

The Compensation Committee believes that measures such as growth in assets and number of properties, rental income, and FFO play an important part in setting compensation; however, the Compensation Committee also recognizes that often outside forces beyond the control of management, such as economic conditions, capital market conditions, changing retail and real estate markets, and other factors, may contribute to less favorable near-term results. The Compensation Committee also strives to assess whether management is making appropriate strategic decisions that will allow us to succeed over the long term and build long-term stockholder value. These may include ensuring that we have the appropriate leasing and acquisition pipelines to ensure a future stream of recurring and increasing revenues, assessing our risks associated with real estate markets and tenant credit, managing our debt maturities, and determining whether our staffing and general and administrative expense is appropriate given our projected operating requirements.

We believe that our compensation programs do not encourage unnecessary or excessive risk taking that could have a material adverse effect on our Company. In establishing and reviewing our compensation program, the Compensation Committee considers whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Base salaries are fixed in amount and thus do not encourage risk taking. In addition, the annual bonus program appropriately balances risk and the desire to focus on goals important to our success without putting undue emphasis on any particular performance measure or encouraging unnecessary or excessive risk taking. Furthermore, a significant portion of the compensation provided to our named executive officers may be in the form of equity awards that are important to help further align executives’ interests with those of our stockholders. These awards do not encourage unnecessary or excessive risk taking since the ultimate value of the awards is tied to the value of our stock, and grants are subject to vesting or retention schedules to help ensure that executives have significant value tied to our long-term stock performance.

Say on Pay

In reviewing our compensation objectives and practices for 2019, the Compensation Committee and the Named Executive Officers were aware of the results of the 2019 “say-on-pay” vote to approve our executive compensation practices, and the “say-on-pay frequency” vote to review such compensation every three years, which we viewed as generally supportive of our compensation philosophy and practices. We included the “say-on-pay” proposal in a special meeting in the proxy statement for the 2019 annual meeting held on May 23, 2019, which was re-convened on July 24, 2019. The “say-on-pay” proposal was approved at the annual meeting in which approximately 84% of the votes cast on such proposal voted to approve our executive compensation practices. Stockholders also approved the “say-on-pay” frequency proposal in which approximately 61% of the votes cast voted for a three-year frequency. The next “say-on-pay” and “say-on-pay frequency” vote will take place in 2022.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes direct compensation decisions with respect to the compensation of Mr. Heilbron, our Chairman, President and Chief Executive Officer, and establishes the general parameters within which it establishes the compensation for our other Named Executive Officers and senior management team. The Compensation Committee may also review equity awards to other officers and employees. Our Chief Executive Officer is not present for any deliberations or decisions on his own compensation.

The Chief Executive Officer reviews the performance of our other Named Executive Officers and senior management team annually and makes recommendations with respect to salary adjustments, bonuses and equity award amounts for such individuals. The Compensation Committee may choose to exercise its discretion in modifying any recommended adjustment or award.

Total Compensation

Total annual compensation consists of base salary, cash incentives, and long-term equity incentive compensation in the form of restricted stock. In setting the total annual compensation for our Named Executive Officers, information on the performance of each Named Executive Officer for the prior year and market data covering peer group salaries are utilized. This evaluation is comprised of both a quantitative assessment as well as a qualitative assessment. The target levels for the total annual compensation of our Named Executive Officers and senior management team are less than the average of the peer group, primarily due to our size and status as a nontraded REIT. We believe that this approach contemplates both the quantitative and qualitative elements of each position and rewards performance. In addition, this approach allows our skilled and talented executives to guide and lead our business and supports a “pay for performance” culture.

Annual Cash Compensation

Base Salary

Each of our Named Executive Officers receives a base salary to compensate him for services performed during the year. When determining the base salary for each of our Named Executive Officers, the market levels of similar positions, discounted for size, at the peer group companies, the performance of the Named Executive Officer, the experience of the Named Executive Officer in his position, and the other components of compensation and total compensation are considered. The Named Executive Officers are eligible for annual increases in their base salaries.

Annual Non-Equity Compensation

A significant portion of each Named Executive Officer’s compensation is in the form of an annual cash bonus. These annual bonuses are primarily based upon quantifiable company and executive performance objectives. This practice is consistent with our compensation objective of supporting a performance-based environment. An annual determination is made as to the appropriate weight between company-wide and executive specific goals based upon an assessment of the appropriate balance. Each year, the Compensation Committee sets for the Chief Executive Officer a threshold and target bonus that may be awarded to him if the threshold goals are achieved. No specific target bonus was established for Mr. Dubose for 2019 and his bonus was determined at the discretion of the Chief Executive Officer.

For 2019, the Compensation Committee established the following goals for Mr. Heilbron and set a target cash bonus of 70% of his base salary:

2019 Goals	Percentage of Target Bonus
Reduce and/or retire Series B Preferred Stock	50%
Achieve MFFO Budget and Quarterly Targets	30%
IPO Progress	20%
100%

The Compensation Committee awarded Mr. Heilbron a $246,000 cash bonus and a restricted stock bonus of 17,500 shares for his 2019 performance. Mr. Heilbron elected to defer acceptance of $171,000 of such amount.

Long-Term Incentive Compensation

We grant long-term equity incentive awards to our Named Executive Officers as part of our overall compensation package. These awards are consistent with our policies of fostering a performance-based environment and aligning the interests of our senior management with the financial interests of our stockholders. When determining the amount of long-term equity incentive awards to be granted, the following factors are considered: our business performance, using metrics such as FFO, MFFO and performance of real estate assets (including, but not limited to, occupancy, same-store property net operating income growth and leasing spreads); the individual responsibilities and performance of each executive, such as how he performed relative to his delineated goals; strategic accomplishment, such as identifying strategic direction for us, and market factors, such as navigating the current economic climate and the strength of the balance sheet and debt maturities.

We compensate our Named Executive Officers through grants of restricted shares. These shares vested equally over a three- or ten-year period for all officers. The aggregate value of the long-term incentive compensation granted is based upon established goals including an assessment of MFFO as compared to budgeted or targeted goals; the identification of strategic initiatives, their execution and the anticipated long-term benefits to stockholders. Distributions are paid on the entire grant, regardless of vesting.

Equity compensation is awarded to our Chief Executive Officer by the Compensation Committee and to other Named Executive Officers based primarily on the strategic initiatives and performance during the applicable fiscal year. The restricted stock awards granted to our Named Executive Officers during 2019 are reflected in the Outstanding Equity Awards at Fiscal Year End table below. On January 2, 2020, Mr. Heilbron was granted 17,500 shares of restricted stock; Mr. Dubose was granted 10,274 shares of restricted stock; Mr. Sragovicz was granted 7,641 shares of restricted stock; and Mr. Katz was granted 7,641 shares of restricted stock. All such stock granted vests in equal installments over three years.

Perquisites and Other Personal Benefits

We provide our Named Executive Officers with perquisites and other personal benefits, including payment of premiums for an additional life insurance policy, an auto allowance and the payment of country club dues, for Mr. Heilbron, that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the Named Executive Officers.

We maintain a 401(k) retirement savings plan for all employees on the same basis, which provides matching contributions at the rate of 100% of the employee’s contributions up to 4% of their salary. In 2019, employees could contribute up to $19,000 of their salary, subject to annual limits under the Code. Named Executive Officers are also eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case, on the same basis as other employees.

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2019 and 2018.

Name and Principal Position	Year	Salary	Stock Awards (1)	Nonequity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Jack K. Heilbron	2019	$350,595	$120,300	$75,000	$49,571	$595,466
	2018	$333,900	$221,330	$50,000	$47,610	$652,840
Chairman of the Board, President and Chief Executive Officer
Larry G. Dubose	2019	$90,000	$56,454	$135,000	$22,587	$304,041
	2018	$154,500	$121,038	$75,000	$25,578	$376,116
CEO, NetREIT Advisors, LLC; CEO, Dubose Advisors, LLC; CFO, NetREIT Dubose Model Home REIT, Inc.; and Director
Adam Sragovicz	2019	$248,081	$273,975	$52,500	$15,952	$590,508
	2018	$195,700	$—	$37,500	$4,069	$237,269
Chief Financial Officer
Gary M. Katz	2019	$248,081	$61,275	$40,000	$13,267	$362,623
	2018	$238,540	$131,413	$40,000	$13,242	$423,195
SVP, Asset Management

(1)

The amounts shown represent the aggregate grant date fair value of awards granted during each fiscal year shown, computed in accordance with FASB ASC Topic 718. This does not represent the compensation expense recognized for the fiscal years shown for financial statement reporting purposes. The value of non-vested shares granted in 2019 and 2018 was calculated based on the offering price of the shares in the most recent private placement offering, adjusted for stock dividends since granted and assumed selling costs, as well as with periodic adjustments based on comparable market valuations, which management believes approximates fair market value as of the date of grant.

(2)

Bonuses shown for 2019 were paid in January 2020. Mr. Heilbron was awarded a bonus of $246,000 and elected to defer acceptance of $171,000 of such amount. Bonuses shown for 2018 were paid in January 2019.

(3)	The following table sets forth the components of All Other Compensation included above (and excludes unlimited paid time off, which is only available to our executives):

Name	Year	Distributions Received on Restricted Stock	Matching Contributions to 401(k) Plan	Group Term Life Insurance Payments	Auto Allowance	Country Club	Total of Other Compensation
Jack K. Heilbron	2019	$5,855	$11,200	$17,626	$7,191	$7,699	$49,571
	2018	$4,641	$11,000	$16,780	$5,957	$9,232	$47,610
Larry G. Dubose	2019	$2,612	$6,466	$1,509	$12,000	—	$22,587
	2018	$2,248	$10,606	$724	$12,000	$—	$25,578
Adam Sragovicz	2019	$4,403	$9,923	$1,626	—	—	$15,952
	2018	$100	$3,189	$780	$—	$—	$4,069
Gary M. Katz	2019	$1,718	$9,923	$1,626	—	—	$13,267
	2018	$1,462	$11,000	$780	$—	$—	$13,242

Employment Agreement

On October 18, 2017, we entered into a new employment agreement with Mr. Heilbron, which superseded his January 19, 2011 employment agreement.

Pursuant to his employment agreement, Mr. Heilbron’s initial annual base salary was $333,900, subject to increase in the discretion of the Board or the Compensation Committee. Mr. Heilbron is also eligible to earn an annual bonus pursuant to our bonus plan for senior executives based on the achievement of targets and other objectives established by the Board or the Compensation Committee for each fiscal year. The employment agreement provides that Mr. Heilbron’s target annual bonus is up to 100% of his base salary. Mr. Heilbron is eligible to participate in all other incentive plans, savings and retirement plans, welfare benefit plans, practices, policies and programs, in each case, that are generally applicable to our senior executives. We also provide to Mr. Heilbron: (a) a supplemental life insurance policy on Mr. Heilbron’s life on terms and conditions agreed to between us and Mr. Heilbron, (b) use of an automobile at our expense, selected by our agreement with Mr. Heilbron, and (c) club dues for membership at a country club of Mr. Heilbron’s choosing.

Mr. Heilbron’s employment agreement provides that if his employment is terminated by us without “cause” or by Mr. Heilbron for “good reason” (each as defined in the employment agreement), then, subject to his execution and non-revocation of a release of claims, he will be entitled to receive the following payments and benefits:

•

a lump-sum cash payment in an amount equal to the average of the annual bonuses received by Mr. Heilbron during the immediately preceding two years, payable within 10 days following the release effective date;

•

for up to 12 months following Mr. Heilbron’s termination of employment, healthcare benefits for Mr. Heilbron and his eligible dependents which are substantially the same and at the same cost as the benefits provided to our currently active employees; and

•

100% of the outstanding and unvested restricted stock and other equity awards granted to Mr. Heilbron under our equity incentive plans (other than performance-based vesting awards, if any) will become immediately vested and exercisable in full, effective as of the date of termination.

The employment agreement contains confidentiality covenants by Mr. Heilbron which apply indefinitely and non-competition covenants by Mr. Heilbron which apply during the term of his employment. The foregoing severance provisions under Mr. Heilbron’s employment agreement are substantially the same as the severance benefits to which he was entitled under his previous employment agreement.

Outstanding Equity Awards at Fiscal Year End

The following table shows information regarding restricted stock awards held by our Named Executive Officers on the last day of our fiscal year ended December 31, 2019.

	Stock Awards
Name	Grant Date	Number of Shares or Units that have not Vested (3)	Market Value of Shares or Units that have not Vested (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested
Jack K. Heilbron	1/02/2013 (1)	1,744	—	—	—
	1/02/2014 (1)	2,326	—	—	—
	1/02/2015 (1)	4,070	—	—	—
	1/04/2016 (1)	4,884	—	—	—
	1/03/2017 (1)	5,600	—	—	—
	1/01/2018 (1)	10,295	—	—	—
	1/01/2019 (2)	10,000	—	—	—
Larry G. Dubose	1/02/2013 (1)	1,308	—	—	—
	1/02/2014 (1)	1,396	—	—	—
	1/04/2016 (1)	2,617	—	—	—
	1/03/2017 (1)	3,063	—	—	—
	1/01/2018 (2)	2,346	—	—	—
	1/01/2019 (2)	4,692	—	—	—
Adam Sragovicz	1/01/2019 (2)	22,775	—	—	—
Gary M. Katz	1/01/2018 (2)	2,547	—	—	—
	1/01/2019 (2)	5,094	—	—	—

(1)

Represents an award of shares of restricted stock, of which 1/10th of the restricted stock award will vest on December 31 of the year in which the award is granted and an additional 1/10th of the restricted stock award will vest on each anniversary of such date thereafter, subject to the named executive officer’s continued employment.

(2)

Represents an award of shares of restricted stock, of which 1/3rd of the restricted stock award will vest on December 31 of the year in which the award is granted and an additional 1/3rd of the restricted stock award will vest on each anniversary of such date thereafter, subject to the named executive officer’s continued employment.

(3)	Represents the number of unvested shares of restricted stock as of December 31, 2019.
(4)	There is no market value for shares that have not vested as these shares do not currently trade.

Director Compensation

We compensate the directors with cash compensation and awards of restricted stock. We do not have a written policy regarding director compensation. Our Compensation Committee meets at least annually to review, and determine and approve, as appropriate, director compensation for the next fiscal year, including cash and equity compensation, reimbursement for travel and related expenses, and similar matters. The Compensation Committee may also meet during the year, as appropriate, to discuss compensation matters such as grants of restricted stock to our directors in connection with their services as chairs of Board committees, and related matters. If a director is also an employee of our company, such director is not paid separate compensation for services rendered as a director.

The directors agreed to continue to maintain a lower cash stipend of $8,000 per quarterly Board meeting in 2019. The Compensation Committee recommended (and the Board approved) the restoration of the cash stipend of $10,000 for the first three quarters of 2020. For the fiscal year ending December 31, 2019, the Company paid director compensation as follows:

Name (1)	Fees earned or Paid in Cash (2)	Stock Awards (3)	All Other Compensation (4)	Total
William H. Allen (5)	$32,000	$32,075	$510	$62,585
David T. Bruen	$32,000	$25,063	$425	$57,488
Shirley Y. Bullard	$32,000	$25,063	$425	$57,488
James R. Durfey (6)	$8,000	$—	$—	$8,000
Kenneth W. Elsberry	$24,000	$25,063	$1,845	$50,908
Laureen E. Ong (7)	$16,000	$12,531	$—	$28,531
Sumner J. Rollings	$32,000	$25,063	$425	$57,488
Thomas E. Schwartz (8)	$24,000	$25,063	$425	$49,488

(1)

Mr. Heilbron, our Chairman of the Board, President and Chief Executive Officer, and Mr. Dubose, CEO, NetREIT Advisors, LLC; CEO, Dubose Advisors, LLC; CFO, NetREIT Dubose Model Home REIT, Inc.; and Director, are not included in this table as they are employees and do not receive compensation for their services as a director. Compensation paid for the services they provide to us are reflected in the Summary Compensation Table.

(2)

Each non-employee director received a cash stipend of $8,000 for each Board meeting attended in 2019. Amounts do not include reasonable out-of-pocket expenses (i.e., airfare, hotel, car rental, etc.) incurred by directors for which we reimburse in connection with attendance at Board and committee meetings.

(3)

The amounts shown represent the aggregate grant date fair value of awards made during 2019, computed in accordance with FASB ASC Topic 718. For a discussion of the valuation assumptions used to determine the fair value of these awards, see Note 11 to the Financial Statements for the year ended December 31, 2018 included in our Form 10-K for such year. The restricted stock awards vest annually in equal installments over a three-year period.

(4)	Amount represents distributions received in 2019 from unvested restricted shares of our common stock held by each non-employee director.
(5)	Mr. Allen resigned from the Board of Directors in February 2020.
(6)	Mr. Durfey joined the Board of Directors in December 2019 and was granted unvested restricted shares effective January 2, 2020.
(7)	Ms. Ong joined the Board of Directors in August 2019.
(8)	Mr. Schwartz resigned from the Board of Directors in August 2019.

As of December 31, 2019, our current non-employee directors held the following shares of unvested restricted stock:

Name	Shares
Jennifer A. Barnes (1)	—
David T. Bruen	2,084
Shirley Y. Bullard	2,084
James R. Durfey (2)	—
Kenneth W. Elsberry	11,531
Laureen E. Ong	1,042
Sumner J. Rollings	2,084

(1)	Ms. Barnes did not join the Board of Directors until February 2020.
(2)	Mr. Durfey was granted unvested restricted shares in January 2020.

Equity Plans

2017 Incentive Award Plan

Effective as of October 18, 2017, we adopted the 2017 Incentive Award Plan (the “2017 Plan”), under which we may grant cash and equity incentive awards to eligible service providers in order to motivate, attract and retain the talent for which we compete.

Eligibility and Administration. Our employees, consultants and directors (including employees, consultants and directors of our subsidiaries) are eligible to receive awards under the 2017 Plan. The 2017 Plan will be administered by the Board with respect to awards to non-employee directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator”), subject to certain limitations that may be imposed under the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to administer the 2017 Plan, including the authority to select award recipients, determine the nature and amount of each award, and determine the terms and conditions of each award. The plan administrator will also have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2017 Plan, subject to its express terms and conditions.

Size of Share Reserve; Limitations on Awards. The total number of shares reserved for issuance pursuant to awards under the 2017 Plan is 1,100,000 shares, which may be issued as shares of our Series A or our Series C Common Stock, as determined by the plan administrator, provided that, from and after the date on which the Series A Common Stock becomes publicly listed, we intend to issue only shares of Series A Common Stock under the 2017 Plan. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled for cash or otherwise terminated without delivery of such shares will, to the extent of such expiration, cancellation, forfeiture, cash settlement or termination, again be available for new grants under the 2017 Plan, and shares withheld by us in payment of the exercise price or taxes relating to any award will again be available for new grants under the 2017 Plan. However, the following shares may not be used again for grant under the 2017 Plan: (a) previously owned shares tendered by a participant to satisfy exercise price or tax withholding obligations associated with an award; and (b) shares purchased on the open market with the cash proceeds from the exercise of options. The total number of shares reserved for issuance under the 2017 Plan will not be adjusted for the reverse stock split.

To the extent permitted under applicable securities exchange rules without stockholder approval, awards granted under the 2017 Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity awards in the context of a corporate acquisition or merger will not reduce the shares authorized for grant under the 2017 Plan.

The maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2017 Plan during any calendar year is 1,100,000 shares and the maximum amount that may be paid under a cash award pursuant to the 2017 Plan to any one participant during any calendar year period is $5,000,000. The individual award limit under the 2017 Plan will not be adjusted for the reverse stock split.

The plan administrator may establish compensation for our non-employee directors in accordance with the 2017 Plan, including the terms, conditions and amounts of all such compensation. However, subject to certain exceptions, the sum of any cash compensation and the value of awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $500,000, increased to $800,000 for the non-employee director’s initial year of service.

Awards. The 2017 Plan provides for the grant of stock options, restricted stock, performance bonuses, dividend equivalents, stock payments, restricted stock units (“RSUs”), performance shares, other incentive awards and stock appreciation rights (“SARs”). All awards under the 2017 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will be settled in shares of our common stock or cash, as determined by the plan administrator.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant, except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

Restricted Stock Units. RSUs are contractual promises to deliver shares of our common stock (or the fair market value of such shares in cash) in the future, which may also remain forfeitable unless and until specified vesting conditions are met. RSUs generally may not be sold or transferred until vesting conditions are removed or expire. The shares underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time the RSUs are settled in shares, unless the RSU includes a dividend equivalent right (in which case the holder may be entitled to dividend equivalent payments under certain circumstances). Delivery of the shares underlying the RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. On the settlement date or dates, we will issue to the participant one unrestricted, fully transferable share of our common stock (or the fair market value of one such share in cash) for each vested and nonforfeited RSU.

Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified vesting conditions are met. Vesting conditions applicable to restricted stock may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. In general, restricted stock may not be sold or otherwise transferred until all restrictions are removed or expire.

Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions. SARs under the 2017 Plan will be settled in cash or shares of common stock, or in a combination of both, as determined by the administrator.

Performance Shares. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Stock Payments. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

Other Incentive Awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Other incentive awards may be linked to any one or more specific performance criteria determined by the plan administrator.

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator.

Performance Bonus Awards. Performance bonus awards are cash bonus awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals.

Certain Transactions. The plan administrator has broad discretion to take action under the 2017 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards. In the event of a “change in control,” to the extent that the surviving entity declines to assume or substitute outstanding awards or it is otherwise determined that awards will not be assumed or substituted, the plan administrator shall cause the awards to become fully vested and exercisable in connection with the transaction.

Claw-Back Provisions, Transferability, and Participant Payments. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2017 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant, unless otherwise provided by the plan administrator. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2017 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. The Board may amend or terminate the 2017 Plan at any time, subject to certain exceptions. In addition, no amendment, suspension or termination of the 2017 Plan may, without the consent of the affected participant, impair any rights or obligations under any previously-granted award, unless the award itself otherwise expressly so provides. If not earlier terminated by the Board, the 2017 Plan will terminate in October 2027.

Additional REIT Restrictions. The 2017 Plan provides that no participant will be granted, become vested in the right to receive or acquire or be permitted to acquire, or will have any right to acquire, shares under an award if such acquisition would be prohibited by the restrictions on ownership and transfer of our stock contained in our charter or would impair our status as a REIT.

Securities Laws. The 2017 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2017 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2017 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2017 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs. A 2017 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. Only non-qualified stock options may be granted under the 2017 Plan. Upon exercising an option when the fair market value of our stock is higher than the exercise price of the option, a 2017 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising or settling an SAR, a 2017 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs. A 2017 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2017 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may, subject to our consent, make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other Stock or Cash Based Awards. A 2017 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

1999 Flexible Incentive Plan

We established the 1999 Flexible Incentive Plan (the “1999 Plan”) for the purpose of attracting and retaining employees. No additional awards have been granted under the 1999 Plan since October 2017.

Share Reserve. The 1999 Plan provides that the maximum number of shares that may be issued with respect to awards under the 1999 Plan at any time shall be an amount equal to 10% of our company’s issued and outstanding common stock at such time. At December 31, 2019, the maximum number of shares that could be issued under the 1999 Plan was approximately 1,762,000 shares. There have been approximately 325,500 restricted shares granted since adopting the 1999 Plan. At December 31, 2019, the amount of shares of common stock available for future grants under the 1999 Plan was approximately 1,436,500 shares.

Awards. The 1999 Plan provides that our administrator may grant or issue stock options, restricted stock, performance awards, dividend equivalents, stock appreciation rights, phantom stock awards or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award. To date, only restricted stock has been issued under the 1999 Plan.

Restricted stock may be granted to participants and made subject to such restrictions as may be determined by the administrator. Typically, restricted stock may be repurchased by us at the original purchase price or, if no cash consideration was paid for such stock, forfeited for no consideration if the conditions or restrictions are not met, and the restricted stock may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to when the restrictions lapse.

Administration. Our Board of Directors administers the 1999 Plan. Subject to the terms and conditions of the 1999 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 1999 Plan. The plan administrator is also authorized to prescribe, amend and rescind rules relating to administration of the 1999 Plan, subject to certain restrictions.

Eligibility. Awards under the 1999 Plan may be granted to individuals who are then our employees, consultants and members of our Board of Directors and our subsidiaries.

Corporate Transactions. In the event of a corporate transaction where the acquirer does not assume awards granted under the 1999 Plan, awards issued under the 1999 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable. Under the 1999 Plan, a corporate transaction is generally defined as any recapitalization, merger, consolidation or conversion involving our company or any exchange of securities involving the common stock, provided that a primary issuance of shares of common stock shall not be deemed to be a corporate transaction.

Amendment and Termination of the 1999 Plan. Our Board of Directors may terminate, amend or modify the 1999 Plan.

Securities Laws. The 1999 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 1999 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 1999 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 1999 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

A 1999 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock. Upon the termination of restrictions on restricted stock, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 1999 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—

Equity compensation plans not approved by security holders	—	—	2,405,500	(1)

Total	—	—	2,405,500

(1)

Of these securities: (i) 969,000 shares of common stock remain available for future issuance under the 2017 Plan, and (ii) 1,436,500 shares of common stock remain available for future issuance under the 1999 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the last two fiscal years, there have been no transactions in which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Our Audit Committee reviews and approves all related party transactions that management has determined are required to be disclosed in the audited financial statements.

Indemnification of Our Directors and Officers in Our Charter and Bylaws

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors. For more information about indemnification under Maryland law and our governing documents, see “Certain Provisions of Maryland Law and Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

Indemnification Agreements

We have entered into indemnification agreements with each of our named executive officers and directors whereby we agree to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and leverage and other policies. These policies may be amended and revised from time to time at the discretion of our Board of Directors without notice to or a vote of our stockholders.

Investment Policies

Investment in Real Estate or Interests in Real Estate

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Property.”

We intend to continue to acquire, manage, lease and selectively redevelop high-quality commercial properties. Future investment activities will be focused on our target markets, but will not be limited to any specific geographic area, product type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market or submarket, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We participate with third parties in property ownership, through limited liability partnerships or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into limited liability partnership or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the asset tests and gross income tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity’s common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. As of June 30, 2020, our investment in marketable securities totaled approximately $75,000, and we also held interests in two joint ventures. Our investments in marketable securities as of December 31, 2019 and 2018 were approximately $86,000 and $76,000, respectively. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as real estate mortgages, bonds, preferred stocks or common stock.

Financing and Leverage Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our Board of Directors. Although our Board of Directors has not adopted a policy that limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws that will be in effect following this offering will not limit the amount or percentage of indebtedness that we may incur nor will they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). Our Board of Directors may from time to time modify our debt policy in light of the then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent our Board of Directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods.

Lending Policies

Except with respect to related party transactions, we do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties in which the provision of that financing will increase the value to be received by us for the property sold. We may also make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan that we make will be consistent with our qualification as a REIT for U.S. federal income tax purposes.

Policies with Respect to Issuing and Underwriting Securities

We have authority to, and may, offer common stock, preferred stock or options to purchase stock in exchange for property. Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorizes us to issue the newly classified shares in any manner and on such terms and for such consideration, it deems appropriate, including in exchange for property. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. We are subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Policies with Respect to Conflicts of Interest

We have adopted certain policies designed to eliminate or minimize certain potential conflicts of interest. Specifically, we adopted the Ethics Code that generally prohibits conflicts of interest between us and our personnel and directors. Our Ethics Code generally limits our employees and officers from competing with our company or taking for themselves opportunities that are discovered through use of property or information of or position with our company. Waivers of our Ethics Code may be granted by an executive officer for personnel and by the Board of Directors or a committee of the Board for Directors for officers. However, we cannot assure you these policies or provisions of law will always succeed in eliminating the influence of such conflicts. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director, or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest, is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•

the fact of the common directorship or interest is disclosed or known to our Board of Directors or a committee of our Board, and our Board or committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum; or

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or

•	the contract or transaction is fair and reasonable to us.

We have adopted a policy requiring all contracts and transactions between us or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, to be approved by the affirmative vote of a majority of the disinterested directors, even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our Board of Directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our Board of Directors will have no obligation to do so.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of the date of this prospectus relating to the beneficial ownership of shares of our common stock by (1) each director and named executive officer named in the Summary Compensation Table, and (2) all named executive officers and directors as a group. We are not aware of any persons who beneficially own more than 5% of our outstanding shares of common stock. The table also reflects the beneficial ownership of shares of our common stock assuming completion of the sale of all of the shares in this offering. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders.

	Prior to the Offering			After the Offering
Name of Beneficial Owner	Number of Shares of Series A Common Stock		% of Total Outstanding Shares (1)	Number of Shares of Series A Common Stock	% of Total Outstanding Shares (13)
Jennifer A. Barnes	3,500	(2)	*	3,500	*
David T. Bruen	25,328	(3)	*	25,328	*
Shirley Y. Bullard	22,038	(4)	*	22,038	*
Larry G. Dubose	69,022	(5)	*	69,022	*
James R. Durfey	3,500	(6)	*	3,500	*
Kenneth W. Elsberry	58,127	(7)	*	58,127	*
Jack K. Heilbron	153,010	(8)	1.71%	153,010	1. 62%
Gary M. Katz	40,712	(9)	*	40,712	*
Laureen E. Ong	5,063	(10)	*	5,063	*
Sumner J. Rollings	37,712	(11)	*	37,712	*
Adam Sragovicz	38,172	(12)	*	38,172	*
All current directors and named executive officers as a group (11 people)	456,18 2		5.11%	456,18 2	4. 84%

*	Less than 1%.
(1)

Assumes 8,922,036 shares of Series A Common Stock issued and outstanding as of the date of this prospectus. Beneficial ownership includes shares of unvested restricted stock that vest annually during the years ending December 2020 through December 31, 2027.

(2)	All of these shares are unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(3)	Includes 5,584 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(4)	Includes 5,584 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(5)	Includes 25,694 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2026.
(6)	All of these shares are unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(7)	Includes 15,031 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2025.
(8)

Of these shares: (i) 5,792 shares are held by Puppy Toes, Inc. and its subsidiaries (including Centurion Counsel, Inc.), of which Mr. Heilbron is the controlling shareholder, (ii) 10,007 shares are held by Mr. Heilbron’s spouse, and (iii) 56,418 shares are unvested restricted stock that are scheduled to become fully vested by December 31, 2027.

(9)	Includes 15,281 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(10)	Includes 4,542 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(11)	Of these shares: (i) 2,677 shares are held by Mr. Rollings’ spouse, and (ii) 5,584 shares are unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(12)	Includes 24,258 shares of unvested restricted stock that are scheduled to become fully vested by December 31, 2022.
(13)	Includes 500 ,000 shares of Series A Common Stock issued in this offering.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and to our second amended and restated bylaws, copies of which are incorporated by reference or will be filed as exhibits to the registration statement of which this prospectus is a part, prior to its effective date, and to the MGCL. See “Where You Can Find More Information.”

General

Our charter authorizes us to issue up to 110,001,000 shares of stock, consisting of (i) 109,001,000 shares of common stock, $0.01 par value per share, of which 100,000,000 are classified as shares of Series A Common Stock, 1,000 are classified as shares of Series B Common Stock and 9,000,000 are classified as shares of Series C Common Stock, and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share. Immediately prior to the completion of this offering, there will be approximately 8,922,036 shares of Series A Common Stock issued and outstanding and no shares of any other class or series of stock will be issued and outstanding. Immediately following completion of this offering, there will be approximately 9, 4 22,036 shares of Series A Common Stock issued and outstanding and no shares of any other class or series of stock will be issued and outstanding. Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of his, her or its status as a stockholder.

On July 29, 2020, we effectuated a one-for-two reverse stock split of our outstanding shares of Series A Common Stock. In this prospectus we refer to the reverse stock split as the “Recapitalization.” For more information please see the section of this prospectus titled “Recapitalization.”

Common Stock

All shares of our Series A Common Stock that we issue in this offering will be duly authorized, validly issued, fully paid and nonassessable. Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, and, except as provided with respect to any other class or series of our stock, the holders of shares of our common stock possess exclusive voting power. Directors are elected by a plurality of the votes cast at the meeting in which directors are being elected. Under our charter, voting for the election of directors will be cumulative if, prior to commencement of the voting, a stockholder gives us notice of his, her or its intention to cumulate votes. If any stockholder gives such a notice, then every stockholder will be entitled to such rights, in which case, each stockholder may cumulate his, her or its total votes and cast all of his, her or its votes for any one or a combination of director nominees. In cumulative voting, the total votes entitled to be cast by a stockholder equals the number of director nominees multiplied by the number of shares of common stock that such stockholder is entitled to vote.

Holders of our common stock are entitled to receive dividends or other distributions as and when authorized by our Board of Directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any other class or series of our stock having liquidation preferences senior to our common stock, if any, the holders of our common stock will be entitled to share ratably in our remaining assets legally available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common stock. Holders of our Series A Common Stock generally have no appraisal rights under the MGCL as long as the shares are listed on a national securities exchange. All shares of our common stock have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock or any other class or series of stock that we may authorize and issue in the future and to the restrictions on ownership and transfer of our stock described below under the caption “—Restrictions on Ownership and Transfer.”

Under the MGCL, a Maryland corporation generally cannot amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by its Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by Maryland law, our charter provides that a merger, consolidation, share exchange, dissolution or sale of substantially all of our assets may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorizes us to issue the newly classified shares. Before authorizing the issuance of shares of any new class or series, our Board of Directors must set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

We believe that the power of our Board of Directors to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are intended to, among other purposes, assist us in complying with these requirements and qualifying as a REIT. Subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or by number of shares, whichever is more restrictive) of our aggregate outstanding shares of common stock, which we refer to as the “common stock ownership limit,” or 9.8% in value of our aggregate outstanding shares of stock, which we refer to as the “aggregate stock ownership limit.” We refer to the common stock ownership limit and the aggregate stock ownership limit, collectively, as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our aggregate outstanding shares of common stock or 9.8% of our aggregate outstanding shares of stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquirer or another individual or entity to own our stock in excess of the ownership limit.

Our Board of Directors may, upon receipt of such representations and undertakings reasonably necessary to make such a determination, and in its sole discretion, prospectively or retroactively, establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our Board of Directors may, but is not required to, require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board of Directors in its sole discretion, as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

Our Board of Directors may increase the ownership limit from time to time.

Our charter also prohibits:

•

any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•

subject to certain exceptions relating to transactions through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system, any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if the Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT and, upon receipt of a recommendation to that effect from the Board of Directors, the holders of shares of common stock, by a vote of a majority of the votes entitled to be cast on the matter, determine that we shall revoke or otherwise terminate our REIT election. The holders of shares of common stock, upon receipt of a recommendation from the Board of Directors, may also determine that compliance with any of the restrictions set forth above is no longer required in order for us to qualify as a REIT and cause us to amend the charter to remove any such restriction or limitation.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our Board of Directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded to the nearest whole share) to be transferred automatically to a trust for the benefit of a charitable beneficiary, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above would not be effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in a violation of the ownership limit (or other limit established by our charter or our Board of Directors), our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trustee as described above must be repaid by the recipient to the trustee upon demand and any dividend or other distribution authorized but unpaid must be paid when due to the trustee. Subject to Maryland law, effective as of the date that the shares have been transferred to the trustee, the trustee will have the authority, at the trustee’s sole discretion, (i) to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trustee and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person, designated by the trustee who would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. Upon such sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•

the price paid by the proposed transferee for the shares (or, if the proposed transferee did not give value in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the market price (as such term is defined in the charter) of the shares on the day of the event that resulted in the transfer of such shares to the trust); and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

Any net proceeds in excess of the amount payable to the proposed transferee must be immediately paid to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift); and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every person who beneficially owns of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the aggregate stock ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must disclose to us in writing such information as we may request, in good faith, in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority and to ensure compliance with the aggregate stock ownership limit.

If our Board of Directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Direct Transfer, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and to our second amended and restated bylaws, copies of which are incorporated by reference or will be filed as exhibits to the registration statement of which this prospectus is a part, prior to its effective date, and to the MGCL. See “Where You Can Find More Information.”

Election and Removal of Directors

Our charter and bylaws provide that the number of our directors may be established by a majority of our entire Board of Directors but may not be fewer than six nor more than eleven, unless approved by stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. Directors are elected by a plurality of all the votes cast in the election of directors. Under our charter, voting for the election of directors will be cumulative if, prior to commencement of the voting, a stockholder gives us notice of his, her or its intention to cumulate votes. If any stockholder gives such a notice, then every stockholder will be entitled to such rights, in which case, each stockholder may cumulate his, her or its total votes and cast all of his, her or its votes for any one or a combination of director nominees. In cumulative voting, the total votes entitled to be cast by a stockholder equals the number of director nominees multiplied by the number of shares of common stock that such stockholder is entitled to vote.

Our charter provides that any vacancy on our Board of Directors may be filled by the affirmative vote of a majority of the Board of Directors, even if the remaining directors do not constitute a quorum of the Board of Directors, and any vacancy created by the removal of a director may be filled only by the vote of the holders of a majority of our shares of common stock. Any director elected to fill a vacancy will serve until the next annual meeting of the stockholders and until his or her successor is elected and qualifies.

Our charter provides that any director or the entire Board of Directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of our shares of common stock, except that, no director may be removed when the votes cast against the removal would be sufficient to elect the director if voted cumulatively in accordance with our charter.

Amendment to Charter and Bylaws

Except as described herein and as provided in the MGCL, amendments to our charter must be advised by our Board of Directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our bylaws may be amended by our Board of Directors or by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter by stockholders entitled to vote generally in the election of directors. Our Board of Directors may not amend provisions of bylaws that would change any rights with respect to any outstanding class of common stock by reducing the amount payable thereon upon our liquidation, or diminishing or eliminating any voting rights pertaining thereto, unless such amendment was also approved by two-thirds of the outstanding shares of such class. In addition, our Board of Directors may adopt a bylaw or an amendment to a bylaw changing the authorized number of directors only for the purpose of fixing our exact number of directors. Any change to the bylaws made by the stockholders may not be altered by the directors prior to the next annual meeting of stockholders.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the MGCL if the corporation’s Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the corporation’s Board of Directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our Board of Directors has by resolution exempted business combinations between us and any other person, provided that the business combination is first approved by our Board of Directors (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and any other person if the Board of Directors has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that our Board of Directors will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquirer is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its Board of Directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including:

•	a classified Board of Directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the Board of Directors;

•

a requirement that a vacancy on the Board of Directors be filled only by a vote of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have not elected to be subject to any of the provisions of Subtitle 8, including the provisions that would permit us to classify our Board of Directors or increase the vote required to remove a director without stockholder approval. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) vest in our Board of Directors the exclusive power to fix the number of directors and (2) require, unless called by our Chairman, our Chief Executive Officer, our President or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting of stockholders.

Special Meetings of Stockholders

Pursuant to our bylaws, our Chairman, our Chief Executive Officer, our President or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and deliver the notice of the special meeting.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter and our bylaws provide that stockholder action may be taken without a meeting if a consent, setting forth the action so taken, is given by stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by any stockholder who was a stockholder of record at the record date set by the Board of Directors for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date the proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our Board of Directors, (2) by a stockholder that has requested that a special meeting be called for the purpose of electing directors in compliance with our bylaws or (3) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the Board of Directors for determining stockholders entitled to vote at the meeting, at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting and not later than the later of the close of business on the 90th day before the special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our Board of Directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or by number of shares, whichever is more restrictive) of our outstanding shares of common stock or 9.8% in value of our outstanding shares of stock without the approval of our Board of Directors. These provisions as well as the business combination provisions of the MGCL may delay, defer or prevent a change in control of us.

Further, our Board of Directors has the power to classify and reclassify any unissued shares of our preferred stock into other classes or series of stock, and to authorize us to issue the newly classified shares, as discussed under the captions “Description of Capital Stock—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of a class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. These actions may be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded. We believe that the power of our Board of Directors to classify or reclassify unissued shares of our preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise.

Our charter and bylaws also provide that the number of directors may be established only by a majority of our entire Board of Directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual or special meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our Board of Directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our Board of Directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Trading of our Series A Common Stock on Nasdaq is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell their shares or (4) the prices that stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of any shares for future sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise additional capital through a future sale of securities. See “Risk Factors—Risks Related to this Offering.”

For a description of certain restrictions on transfers of our shares of common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

As of the date of this prospectus we have 8,922,036 shares of our Series A Common Stock issued and outstanding. Upon completion of this offering, we will have outstanding an aggregate of 9, 4 22,036 shares of our Series A Common Stock ( 9,497 ,036 shares if the Underwriter’s overallotment option is exercised in full), excluding 969,000 shares of our Series A Common Stock reserved for future issuance under our 2017 Incentive Award Plan as of the completion of this offering.

All of the 5 00,000 shares of Series A Common Stock to be sold in this offering ( 575 ,000 shares if the Underwriter’s overallotment option is exercised in full) and 8,378,423 shares of Series A Common Stock outstanding as of June 30, 2020 will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, and except for the shares that are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. 546,613 shares of our Series A Common Stock outstanding as of June 30, 2020 are “restricted securities” as that term is defined in Rule 144, and may only be sold in the public market if registered or if the sales qualify for an exemption from registration, including an exemption under Rule 144 under the Securities Act, which is discussed below.

As of June 30, 2020, the shares of our Series A Common Stock that were outstanding will, assuming that none of the shares were acquired from one of our affiliates in a transaction not involving a public offering and no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus, become eligible for sale without registration approximately as follows:

Number of Shares of Series A Common Stock	Date Eligible for Sale
8,378,423 shares(1)(2)	Immediately
546,613 shares(2)(3)	180 days after the date of this prospectus upon the expiration of the lock-up agreements

(1)	Includes shares that are not restricted securities and restricted securities eligible to be resold under Rule 144(b)(1)(i) without regard to the current public information requirements.
(2)	Assumes that the only persons qualifying as “affiliates” for purposes of Rule 144 are our directors and named executive officers.
(3)

Includes no shares that constitute restricted securities eligible to be resold under Rule 144(b)(2) subject to satisfaction of volume limitations, manner of sale provisions, current public information requirements and notice requirements.

For a description of certain restrictions on ownership and transfer of shares of our common stock, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Sale of Restricted Securities

Upon completion of this offering, we will have 9, 4 22,036 shares of our Series A Common Stock issued and outstanding ( 9,497 ,036 shares if the Underwriter’s over-allotment option is exercised in full). Of these shares, 500 ,000 shares of Series A Common Stock sold in this offering ( 575 ,000 shares if the Underwriter’s over-allotment option is exercised in full) and 8,375,423 shares of existing Series A Common Stock will be freely tradable without restriction under the Securities Act, subject to the restrictions on ownership and transfer of our stock set forth in our charter, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The other 518,039 shares of our Series A Common Stock outstanding immediately after this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning on the date 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who is one of our affiliates and has beneficially owned shares of our common stock for at least six months, will be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding which will equal approximately 9 4 ,220 shares immediately after this offering ( 94,970 shares if the Underwriter exercises its over-allotment option in full); or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to provisions relating to notice, manner of sale and the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person, or persons whose shares must be aggregated, who is not currently deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the date of this prospectus without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Equity Incentive Plans

We established the 1999 Plan for the purpose of attracting, motivating and retaining employee and non-employee directors, compensating consultants and promoting our long-term growth and success. The 1999 Plan provides that no more than 10% of our issued and outstanding shares of Series A Common Stock can be issued under the 1999 Plan. At June 30, 2020, the maximum number of shares that could be issued under the 1999 Plan was approximately 1,762,000 shares. There have been approximately 325,500 restricted shares granted since adopting the 1999 Plan. At June 30, 2020, the number of shares of common stock available for future grants under the 1999 Plan was 1,436,500 shares. Since October 2017, no additional awards were granted under the 1999 Plan.

We established the 2017 Plan for the purpose of granting cash and equity incentive awards to eligible service providers in order to motivate, attract and retain the talent for which we compete. The 2017 Plan provides that the total number of shares reserved for issuance pursuant to awards under the 2017 Plan is 1,100,000 shares, which may be issued as Series A Common Stock or Series C Common Stock, in the discretion of the plan administrator. Following the listing of our Series A Common Stock on Nasdaq, only shares of our Series A Common Stock will be issuable under the 2017 Plan. As of June 30, 2020, we have granted approximately 131,000 shares, net of shares forfeited or withheld, under the 2017 Plan and approximately 969,000 shares remain available for issuance as of such date. The total number of shares reserved for issuance under the 2017 Plan will not be adjusted for the reverse stock split.

Lock-up Agreements

We and all of our directors and named executive officers have agreed that, without the prior written consent of the Underwriter, we and they will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of;

•

directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Series A Common Stock or securities convertible into or exchangeable or exercisable for any share of our Series A Common Stock (including, without limitation, shares of our Series A Common Stock or such other securities which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing;

•

enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our Series A Common Stock or any such other securities (regardless of whether any of the transactions described in this bullet or the immediately preceding bullet are to be settled by the delivery of shares of our Series A Common Stock or such other securities, in cash or otherwise), other than, with respect to us, the shares of our Series A Common Stock to be sold hereunder and in respect of any shares of our Series A Common Stock issued under our existing incentive plans; or

•

in the case of our directors and named executive officers, make any demand for or exercise any right with respect to the registration of any shares of our Series A Common Stock or any security convertible into or exercisable or exchangeable for shares of our Series A Common Stock.

However, each of our directors and named executive officers may transfer or dispose of our shares during the 180-day restricted period in the case of gifts or for estate planning purposes, or for certain other specified transfers, where the transferee agrees to a similar lock-up agreement for the remainder of the 180-day restricted period.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations regarding our election to be taxed as a real estate investment trust (“REIT”) and this offering of our Series A Common Stock, which we refer to in this discussion as our “common stock.” For purposes of this discussion, references to “we,” “our” and “us” mean only Presidio Property Trust, Inc. and do not include any of its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on:

•	the Code;

•	current, temporary and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”);

•	the legislative history of the Code;

•	administrative interpretations and practices of the IRS; and

•	court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than U.S. federal income tax laws, associated with the purchase, ownership or disposition of our common stock, or our election to be taxed as a REIT.

You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the purchase, ownership or disposition of our common stock, including the U.S. federal, state, local, non-U.S. and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Taxation of Our Company

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2000. We believe that we have been organized and have operated in a manner that has allowed us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT.

Ellenoff Grossman & Schole LLP (“EGS”) has acted as our tax counsel in connection with this offering of our common stock. EGS will render an opinion to us to the effect that, for our taxable year ending December 31, 2020, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by EGS. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. Further, the anticipated U.S. federal income tax treatment described herein may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. EGS has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will not be required to pay U.S. federal corporate income taxes on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a C corporation. A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will, however, be required to pay U.S. federal income tax as follows:

•	First, we will be required to pay regular U.S. federal corporate income tax on any undistributed REIT taxable income, including undistributed net capital gains.

•

Second, if we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•

Third, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•

Fifth, if we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•

Sixth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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Eighth, if we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during a period that is generally five years beginning on the date on which we acquired the asset, then we generally will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Under applicable Treasury Regulations, any gain from the sale of property we acquired in an exchange under Section 1031 (a like-kind exchange) or Section 1033 (an involuntary conversion) of the Code generally is excluded from the application of this built-in gains tax.

•	Ninth, our subsidiaries that are C corporations, including our “taxable REIT subsidiaries” described below, generally will be required to pay U.S. federal corporate income tax on their earnings.

•

Tenth, we will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” as described below under “ —Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Redetermined TRS service income generally represents income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf.

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Eleventh, we may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the tax basis of the stockholder in our common stock.

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Twelfth, if we fail to comply with the requirement to send annual letters to our stockholders requesting information regarding the actual ownership of our stock, and the failure is not due to reasonable cause or due to willful neglect, we will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

We and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on our assets and operations.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)

not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized and have operated in a manner that has allowed us, and will continue to allow us, and we believe we will issue sufficient shares of our common stock with sufficient diversity of ownership pursuant to this offering of our common stock to allow us, to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership for U.S. federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. For purposes of the REIT qualification tests, the treatment of our ownership of partnerships or limited liability companies treated as disregarded entities for U.S. federal income tax purposes is generally the same as described below with respect to qualified REIT subsidiaries. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Subsidiary Partnerships and Limited Liability Companies.”

We have control of certain subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we are or become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own and operate certain properties through wholly-owned subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal tax requirements described in this discussion, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We own an interest in an entity that has elected, together with us, to be treated as our taxable REIT subsidiary, and we may acquire securities in additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from investments relating to real property or mortgages on real property, including “rents from real property,” dividends from other REITs and, in certain circumstances, interest, or certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

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Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such taxable REIT subsidiary;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary; and

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We generally may not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ an independent contractor from whom we derive no revenue to provide customary services to our tenants, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we generally have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

Income we receive that is attributable to the rental of parking spaces at the properties generally will constitute rents from real property for purposes of the gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces will meet these tests and, accordingly, will constitute rents from real property for purposes of the gross income tests.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions will not be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent our taxable REIT subsidiaries pay dividends or interest, our allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property).

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. See “—Failure to Qualify” for potential tax consequences if we fail to qualify as a REIT. As discussed above in “—Taxation of Our Company—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, either directly or through any qualified REIT subsidiaries, subsidiary partnerships or limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We do not intend, and we do not intend to permit our qualified REIT subsidiaries or subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by us, our qualified REIT subsidiaries or our subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains from the sale of assets that are held through a taxable REIT subsidiary, but such income will be subject to regular U.S. federal corporate income tax.

Penalty Tax. Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a taxable REIT subsidiary that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We do not believe we have been, and do not expect to be, subject to this penalty tax, although any rental or service arrangements we enter into from time to time may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on any overstated rents paid to us, or any excess deductions or understated income of our taxable REIT subsidiaries.

Asset Tests. At the close of each calendar quarter of our taxable year, we must also satisfy certain tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property and, to a limited extent, personal property), shares (or transferable certificates of beneficial interest) in other REITs, any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public offering of debt with a term of at least five years (but only for the one-year period beginning on the date the REIT receives such proceeds), debt instruments of publicly offered REITs, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, our qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor or securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. From time to time we may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary. We intend that our ownership of any such securities will be structured in a manner that allows us to comply with the asset tests described above.

Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. We own an interest in an entity that has elected, together with us, to be treated as our taxable REIT subsidiary, and we may acquire securities in additional taxable REIT subsidiaries in the future. So long as each of these companies qualifies as a taxable REIT subsidiary of ours, we will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to our ownership of the securities of such companies. We believe that the aggregate value of our taxable REIT subsidiaries has not exceeded, and in the future will not exceed, 20% of the aggregate value of our gross assets. We generally do not obtain independent appraisals to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value.

Fifth, not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets, as described above (e.g., a debt instrument issued by a publicly offered REIT that is not secured by a mortgage on real property).

The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through any qualified REIT subsidiary, partnership or limited liability company) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of an increase in our interest in any partnership or limited liability company that owns such securities). For example, our indirect ownership of securities of each issuer may increase as a result of our capital contributions to, or the redemption of other partners’ or members’ interests in, a partnership or limited liability company in which we have an ownership interest. Also, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in any partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained, and we intend to maintain, adequate records of the value of our assets to ensure compliance with the asset tests. If we fail to cure any noncompliance with the asset tests within the 30-day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our REIT taxable income; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our REIT taxable income.

For these purposes, our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

In addition, our REIT taxable income will be reduced by any taxes we are required to pay on any gain we recognize from the disposition of any asset we acquired from a corporation that is or has been a C corporation in a transaction in which our tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which we acquired the asset, within a period that is generally five years following our acquisition of such asset, as described above under “—General.”

Under the 2017 Tax Legislation, for taxable years beginning after December 31, 2017, our deduction for net business interest expense will generally be limited to 30% of our taxable income, as adjusted for certain items of income, gain, deduction or loss. Any business interest deduction that is disallowed due to this limitation may be carried forward to future taxable years. If we are subject to this interest expense limitation, our REIT taxable income for a taxable year may be increased. Taxpayers that conduct certain real estate businesses may elect not to have this interest expense limitation apply to them, provided that they use an alternative depreciation system to depreciate certain property. We believe that we will be eligible to make this election. If we make this election, although we would not be subject to the interest expense limitation described above, our depreciation deductions may be reduced and, as a result, our REIT taxable income for a taxable year may be increased.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by our stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement. In order to be taken into account for purposes of our distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by us, provided we qualify as a “publicly offered REIT.” We believe that we are, and expect we will continue to be, a publicly offered REIT. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates.

We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving our cash.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In that case, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid. In addition, if a dividend we have paid is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of 85% of our ordinary income for such year, 95% of our capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

For purposes of the 90% distribution requirement and excise tax described above, dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our stockholders on December 31 of the year in which they are declared.

Like-Kind Exchanges. We may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Tax Liabilities and Attributes Inherited in Connection with Acquisitions. From time to time, we may acquire other corporations or entities and, in connection with such acquisitions, we may succeed to the historical tax attributes and liabilities of such corporations or entities. For example, if we acquire a C corporation and subsequently dispose of its assets within five years of the acquisition, we could be required to pay the built-in gain tax described above under “—General.” In addition, in order to qualify as a REIT, at the end of any taxable year, we must not have any earnings and profits accumulated in a non-REIT year. As a result, if we acquire a C corporation, we must distribute the corporation’s earnings and profits accumulated prior to the acquisition before the end of the taxable year in which we acquire the corporation. We also could be required to pay the acquired entity’s unpaid taxes even though such liabilities arose prior to the time we acquired the entity.

Moreover, we may from time to time acquire other REITs through a merger or acquisition. If any such REIT failed to qualify as a REIT for any of its taxable years, such REIT would be liable for (and we, as the surviving corporation in the merger or acquisition, would be obligated to pay) U.S. federal income tax on its taxable income at regular rates, and if the merger or acquisition is a transaction in which our tax basis in the assets of such REIT is less than the fair market value of the assets determined at the time of the merger or acquisition, we would be subject to tax on the built-in gain on each asset of such REIT as described above if we were to dispose of the asset in a taxable transaction during the five-year period following the merger or acquisition. Moreover, even if such REIT qualified as a REIT at all relevant times, we would similarly be liable for other unpaid taxes (if any) of such REIT (such as the 100% tax on gains from any sales treated as “prohibited transactions” as described above under “—Prohibited Transaction Income”).

Furthermore, after our acquisition of another corporation or entity, the asset and income tests will apply to all of our assets, including the assets we acquire from such corporation or entity, and to all of our income, including the income derived from the assets we acquire from such corporation or entity. As a result, the nature of the assets that we acquire from such corporation or entity and the income we derive from those assets may have an effect on our tax status as a REIT.

Failure to Qualify. If we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT, certain specified cure provisions may be available to us. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, we will not be required to distribute any amounts to our stockholders, and all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Under the 2017 Tax Legislation, non-corporate stockholders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If we fail to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by us. Unless entitled to relief under specific statutory provisions, we would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of the Subsidiary Partnerships and Limited Liability Companies

General. We hold investments indirectly through subsidiary partnerships and limited liability companies that we believe are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our subsidiary partnerships and limited liability companies based on our capital interests in each such entity. See “—Taxation of Our Company.”

Entity Classification. Our interests in our subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities. For example, an entity that would otherwise be treated as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of Our Company—Asset Tests” and “—Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of a subsidiary partnership or limited liability company to a corporation might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe each of the subsidiary partnerships and limited liability companies are and will continue to be treated as partnerships or disregarded entities for U.S. federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction. A partnership agreement (or, in the case of a limited liability company treated as a partnership for U.S. federal income tax purposes, the limited liability company agreement) generally will determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704 (b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss of our subsidiaries that are treated as partnerships for U.S. federal income tax purposes are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations with Respect to the Properties. Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for U.S. federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

If a subsidiary of ours that is treated as a partnership for U.S. federal income tax purposes acquires interests in property in exchange for interests in such partnership, the tax basis of these property interests generally will carry over to such partnership, notwithstanding their different book (i.e., fair market) value. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including limited liability companies treated as partnerships for U.S. federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method chosen in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in the partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Our Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by the partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Partnership Audit Rules. The Bipartisan Budget Act of 2015 changes the rules applicable to U.S. federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. Although it is uncertain how certain aspects of these rules will be implemented, it is possible that they could result in partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and, in many respects, dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Material U.S. Federal Income Tax Consequences to Holders of Our Common Stock

The following discussion is a summary of the material U.S. federal income tax consequences to you of purchasing, owning and disposing of our common stock. This discussion is limited to holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, except where specifically noted, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	REITs or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of our common stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Taxation of Taxable U.S. Holders of Our Common Stock

Distributions Generally. Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts which have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. holders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations or, except to the extent described in “—Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. holders, including individuals. Under the 2017 Tax Legislation, non-corporate U.S. holders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. For purposes of determining whether distributions to holders of our capital stock are out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our outstanding common stock.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. holder. This treatment will reduce the U.S. holder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a holder of record on a specified date in any of these months will be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

U.S. holders that receive taxable stock distributions, including distributions partially payable in our common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in our common stock generally is equal to the amount of cash that could have been received instead of the common stock. Depending on the circumstances of a U.S. holder, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. holder would have to pay the tax using cash from other sources. If a U.S. holder sells the common stock it received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. holder could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. holder that receives common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

Capital Gain Dividends. Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year and may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. U.S. holders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then, except as otherwise required by law, we presently intend to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of our capital stock for the year to the holders of each class of our capital stock in proportion to the amount that our total dividends, as determined for U.S. federal income tax purposes, paid or made available to the holders of each such class of our capital stock for the year bears to the total dividends, as determined for U.S. federal income tax purposes, paid or made available to holders of all classes of our capital stock for the year. In addition, except as otherwise required by law, we will make a similar allocation with respect to any undistributed long-term capital gains which are to be included in our stockholders’ long-term capital gains, based on the allocation of the capital gain amount which would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our stockholders.

Retention of Net Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for U.S. federal income tax purposes) would be adjusted accordingly, and a U.S. holder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. holder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. holder of our common stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. holder generally may elect to treat capital gain dividends, capital gains from the disposition of our common stock and income designated as qualified dividend income, as described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Participation in the Dividend Reinvestment Plan. U.S. holders who elect to participate in the Dividend Reinvestment Plan generally will be treated as having received a distribution equal to the fair market value of the common stock acquired (without reduction for any withholding taxes). The distribution will be taxed to such U.S. holder as described above in this discussion. In addition, there is a risk that some or all of the 5% discount from the price per share paid for the common stock so acquired will be taxable as income to such U.S. holder. A U.S. holder’s tax basis in the common stock so acquired will equal the fair market value of the common stock on the date of acquisition, and the holding period for such common stock will begin on the day following the date of such acquisition. Participants in the Dividend Reinvestment Plan should consult their tax advisers concerning the particular tax consequences to them of participating in the Dividend Reinvestment Plan.

Dispositions of Our Common Stock. If a U.S. holder sells or disposes of shares of our common stock, it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held such common stock for more than one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from us which were required to be treated as long-term capital gains.

Tax Rates. The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” generally is 20% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally is 20%. In general, dividends payable by REITs are not eligible for the reduced tax rate on qualified dividend income, except to the extent that certain holding period requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). Capital gain dividends will only be eligible for the rates described above to the extent that they are properly designated by the REIT as “capital gain dividends.” In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Taxation of Tax-Exempt Holders of Our Common Stock

Dividend income from us and gain arising upon a sale of shares of our common stock generally should not be unrelated business taxable income, or UBTI, to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts. “ As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our holders. However, because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders of Our Common Stock

The following discussion addresses the rules governing U.S. federal income taxation of the acquisition, ownership and disposition of our common stock by non-U.S. holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address other federal, state, local or non-U.S. tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. We urge non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the purchase, ownership and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions (including any taxable stock distributions) that are neither attributable to gains from sales or exchanges by us of United States real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied for a non-U.S. holder to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business generally will not be subject to withholding but will be subject to U.S. federal income tax on a net basis at the regular graduated rates, in the same manner as dividends paid to U.S. holders are subject to U.S. federal income tax. Any such dividends received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting U.S. federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold U.S. federal income tax at the rate of 30% on any distributions made to a non-U.S. holder unless:

(1)	a lower treaty rate applies and the non-U.S. holder furnishes an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) evidencing eligibility for that reduced treaty rate; or

(2)	the non-U.S. holder furnishes an IRS Form W-8ECI (or other applicable documentation) claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, recent legislation may cause such excess distributions to be treated as dividend income for certain non-U.S. holders. For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

(1)

the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

(2)

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. We also will be required to withhold and to remit to the IRS 21% (or 20% to the extent provided in applicable Treasury Regulations) of any distribution to non-U.S. holders attributable to gain from sales or exchanges by us of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, any distribution with respect to any class of stock that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if the non-U.S. holder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions generally will be treated as ordinary dividend distributions and subject to withholding in the manner described above with respect to ordinary dividends. In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Participation in the Dividend Reinvestment Plan. Non-U.S. holders who elect to participate in the Dividend Reinvestment Plan will generally have the tax consequences described above under “—Taxation of Taxable U.S. Holders of Our Common Stock – Participation in the Dividend Reinvestment Plan,” except that the tax consequences of the resulting distribution will be as described above under this section entitled “—Taxation of Non-U.S. Holders of Our Common Stock.”

Sale of Our Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. In general, stock of a domestic corporation that constitutes a “United States real property holding corporation,” or USRPHC, will constitute a USRPI. We believe that we are a USRPHC. Our common stock will not, however, constitute a USRPI so long as we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a United States person unless the REIT has actual knowledge that such person is not a United States person. We believe, but cannot guarantee, that we are a “domestically controlled qualified investment entity.” Because our common stock will be publicly traded upon completion of this offering of our common stock (and, we anticipate, will continue to be publicly traded), no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Even if we do not qualify as a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells our common stock, gain realized from the sale or other taxable disposition by a non-U.S. holder of such common stock would not be subject to U.S. federal income tax under FIRPTA as a sale of a USRPI if:

(1)	our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market such as Nasdaq; and

(2)

such non-U.S. holder owned, actually and constructively, 10% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either (a) the investment in our common stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items, or (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock, a non-U.S. holder may be treated as having gain from the sale or other taxable disposition of a USRPI if the non-U.S. holder (1) disposes of such stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of that stock during the 61-day period beginning with the first day of the 30-day period described in clause (1), unless such stock is “regularly traded” and the non-U.S. holder did not own more than 10% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1).

If gain on the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of our common stock were subject to taxation under FIRPTA, and if shares of our common stock were not “regularly traded” on an established securities market, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on our common stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders. Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our common stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and on an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain considerations arising under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA, a “plan” subject to Section 4975 of the Code, including without limitation, an individual retirement account, and an entity that is deemed to hold the assets of any such employee benefit plan or plans (collectively, “Plans”).

Plans should also consider the entire discussion under the heading “U.S. Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by a Plan to purchase our common stock.

Employee Benefit Plans and Other Plans

Each fiduciary of a Plan that is subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the document governing the Plan.

In determining whether an investment in shares of our common stock is prudent, the appropriate fiduciary of a Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the Plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the Plan and the liquidity and current return of the Plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”

Each Plan, including IRAs, should consider the fact that we are not acting, or will not act, as a fiduciary to any Plan with respect to the decision to purchase or hold shares of our common stock. We are not undertaking to provide impartial investment advice or advice based on any particular investment need, or to give advice in a fiduciary capacity, with respect to the decision to purchase or hold the shares of our common stock. All communications, correspondence and materials from us with respect to the shares of our common stock are intended to be general in nature and are not directed at any specific purchaser of the shares of our common stock, and do not constitute advice regarding the advisability of investment in the shares of our common stock for any specific purchaser. The decision to purchase and hold the shares of our common stock must be made solely by each prospective Plan purchaser on an arm’s length basis.

Whether or not our underlying assets were deemed to include “plan assets,” as described below, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plan, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and it may result in the disqualification of an IRA. In addition, the fiduciary of a Plan that engages in such non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

An investment in shares of our common stock by a Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among these statutory exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, which exempt certain transactions (including, without limitation, a sale and purchase of securities) between a Plan and a party in interest so long as (i) such party in interest is treated as such solely by reason of providing services to the Plan, (ii) such party in interest is not a fiduciary which renders investment advice, or has or exercises discretionary authority or control, with respect to the plan assets involved in such transaction, or an affiliate of any such person and (iii) the Plan neither receives less than nor pays more than “adequate consideration” (as defined in such Sections) in connection with such transaction. In addition, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to an investment in shares of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. Furthermore, newly-issued class exemptions, such as the “Best Interests Contract Exemption” (PTCE 2016-01) and the “Principal Transaction Exemption” (PTCE 2016-02) may provide relief for certain transactions involving investment advice fiduciaries. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in shares of our common stock.

Employee benefit plans that are governmental, church or non-U.S. plans are exempt from ERISA and Section 4975 of the Code but may be subject to other federal, state, local or non-U.S. laws and regulations that are similar to ERISA or Section 4975 of the Code (“Similar Law”).

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering investing in shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

Purchasers of the shares of our common stock will be deemed to represent, warrant and agree that (1) if they are, or are acting on behalf of, a Plan, the acquisition, holding and disposition of such shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws, and (2) if they are a governmental, church, non-U.S. or other plan, the acquisition, holding and disposition of such shares will not constitute or result in a non-exempt violation of any Similar Law.

Further, if the purchaser or subsequent transferee is an ERISA Plan, such purchaser or subsequent transferee will be deemed to have represented and warranted that (i) we have not acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to make an investment in shares of our common stock, and we will not at any time be relied upon as the Plan’s fiduciary with respect to any decision to invest in shares of our common stock, and (ii) the decision to make an investment in shares of our common stock has been made by a duly authorized fiduciary of the Plan that (A) is independent (as that term is used in 29 C.F.R. 2510.3-21(c)(1)) of us, and there is no financial interest, ownership interest, or other relationship, agreement or understanding or otherwise that would limit its ability to carry out its fiduciary responsibility to the Plan; (B) is a U.S. bank, U.S. insurance carrier, investment adviser registered under the U.S. Investment Advisers Act of 1940, a U.S. broker-dealer registered under the Exchange Act, or an independent fiduciary that holds, or has under management or control, total assets of at least $50 million (in each case, as specified in 29 C.F.R. 2510.3-21(c)(1)(i)(A)-(E)); (C) is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including, without limitation, with respect to the decision to make an investment in shares of our common stock); (D) has been fairly informed that we have not and will not undertake to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the investment in shares of our common stock; (E) has been fairly informed that we have financial interests in the Plan’s investment in shares of our common stock, which interests may conflict with the interest of the Plan, as more fully described in this prospectus; (F) is a fiduciary under ERISA or the Code, or both, with respect to the decision to make an investment in shares of our common stock, and is responsible for exercising (and has exercised) independent judgment in evaluating whether to invest the assets of such Plan in shares of our common stock; and (G) is not paying us any fee or other compensation directly for the provision of investment advice (as opposed to other services) in connection with the investment in shares of our common stock.

Our Status Under ERISA

In some circumstances in which a Plan holds an equity interest in an entity, the assets of the entity are deemed to be assets of the Plan. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their potential liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing Plans and we engage in a transaction with a “party in interest” or “disqualified person” with respect to one or more of the investing Plans. Further, if our assets are deemed to be assets of investing Plans, any person that exercises authority or control with respect to the management or disposition of our assets is an ERISA Plan fiduciary.

U.S. Department of Labor Regulation 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”) outlines the circumstances under which a Plan’s interest in an entity will be subject to the look-through rule. The Plan Asset Regulation applies to the purchase by a Plan of an “equity interest” in an entity, such as stock of a REIT.

However, the Plan Asset Regulation provides an exception to the look-through rule for equity interests that are “publicly offered securities.” A “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•

either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on, or prohibition against, any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Department of Labor regulations, those required under federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

In addition, the Plan Asset Regulation provides exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” We have not endeavored to determine whether we will satisfy the “real estate operating company” or “venture capital operating company” exception.

Because of the foregoing, our common stock should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representations

The above discussion is a summary of some of the material considerations under ERISA and Section 4975 of the Code applicable to prospective investors that are Plans. It is not intended to be a complete discussion of all relevant law nor to be construed as legal advice or a legal opinion. Prospective investors should consult their own counsel on these matters concerning the impact of ERISA and Section 4975 of the Code or Similar Law, as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

Kingswood Capital Markets, division of Benchmark Investments, Inc., is the sole book-running manager for this offering (the “Underwriter”). We have entered into an underwriting agreement dated                 , 2020 with the Underwriter. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the Underwriter and the Underwriter has agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Series A Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
Kingswood Capital Markets, division of Benchmark Investments, Inc.	-
Total	500 ,000

The Underwriter is committed to purchase all the shares of Series A Common Stock offered by us other than those covered by the option to purchase additional shares described below, if it purchases any shares. The obligations of the Underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the Underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

We have agreed to indemnify the Underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make in respect thereof.

The Underwriter is offering the shares of Series A Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option. We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Underwriter to purchase a maximum of 75 ,000 additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the Underwriter exercises all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $ 2.8 million and the total net proceeds to us, before expenses, will be approximately $ 2.7  million.

Discount.    The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Underwriter of its over-allotment option.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount (8%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The Underwriter proposes to offer the shares to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the Underwriter may offer some of the shares to other securities dealers at such price less a concession of $             per share. After the initial public offering, the public offering price and concession to dealers may be changed.

We have also agreed to pay all expenses relating to the offering, including (a) all filing fees and expenses relating to the registration of the shares to be sold in the offering (including shares sold upon exercise of the Underwriter’s over-allotment option) with the SEC; (b) all fees associated with the review of the offering by FINRA; (c) all fees and expenses relating to the listing of such shares on The Nasdaq Capital Market; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the “blue sky” securities laws designated by the Underwriter; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Underwriter; (f) costs of mailing and printing the offering documents; (g) transfer and/or stamp taxes, if any, payable upon the transfer of the shares from us to the Underwriter; (h) fees and expenses of our accountants; and (i) actual accountable expenses of the Underwriter not to exceed $150,000, which amount includes expenses for the Underwriter’s legal counsel and road show expenses.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $775,000.

Discretionary Accounts. The Underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we, our named executive officers and directors, and holders of greater than 5% of our outstanding shares of common stock on a fully diluted basis (including shares underlying options, warrants and convertible securities) have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Underwriter, for a period of 180 days from the date of this prospectus.

Electronic Offer, Sale and Distribution of Securities. A prospectus in electronic format may be made available on the websites maintained by the Underwriter or selling group members, if any, participating in this offering and the Underwriter may distribute prospectuses electronically. The Underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price. Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Underwriter. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Underwriter;

•	the valuation multiples of publicly traded companies that the Underwriter believes to be comparable to us;

•	our financial information;

•	our prospects and the history and prospects of the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization. In connection with this offering, the Underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the Underwriter of shares in excess of the number of shares the Underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the Underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The Underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the Underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the Underwriter and selling group members may engage in passive market making transactions in our shares of common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships. The Underwriter and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the Underwriter for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area and the United Kingdom. In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

A. to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

C. in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of the United Kingdom domestic law by virtue of the European Union (Withdrawal) Act of 2018.

United Kingdom. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order and/or (iii) to whom it may otherwise be lawfully communicated (all such persons together being referred to as “relevant persons”) in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. Certain matters of Maryland law will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Washington, DC.

EXPERTS

The consolidated financial statements of Presidio Property Trust, Inc. and Subsidiaries (formerly NetREIT, Inc. and Subsidiaries) as of December 31, 2019 and 2018 and the related financial statement schedule, included elsewhere in this prospectus, have been audited by Squar Milner LLP, independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments thereto, under the Securities Act with respect to the shares of our common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits and schedules, and amendments filed as a part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. We also make this information available on the investors’ relations section of our website at www.presidiopt.com. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS
Real estate assets and lease intangibles:
Land	$26,666,657	$26,914,284
Buildings and improvements	136,030,293	137,801,734
Tenant improvements	15,274,081	14,282,502
Lease intangibles	5,321,296	5,321,296
Real estate assets and lease intangibles held for investment, cost	183,292,327	184,319,816
Accumulated depreciation and amortization	(31,698,035)	(29,231,607)
Real estate assets and lease intangibles held for investment, net	151,594,292	155,088,209
Real estate assets held for sale, net	24,921,374	45,118,411
Real estate assets, net	176,515,666	200,206,620
Cash, cash equivalents and restricted cash	8,657,989	10,391,275
Deferred leasing costs, net	1,674,881	2,053,927
Goodwill	2,423,000	2,423,000
Other assets, net	4,949,592	5,709,586
TOTAL ASSETS	$194,221,128	$220,784,408
LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable, net	$111,301,705	$113,069,643
Mortgage notes payable related to properties held for sale, net	14,229,223	29,323,349
Mortgage notes payable, total net	125,530,928	142,392,992
Note payable, net	8,250,821	12,238,692
Accounts payable and accrued liabilities	4,957,035	5,673,815
Accrued real estate taxes	1,270,148	2,987,601
Lease liability, net	115,090	560,188
Below-market leases, net	226,346	309,932
Total liabilities	140,350,368	164,163,220
Commitments and contingencies (Note 9)
Equity:
Series A Common Stock, $0.01 par value, shares authorized: 100,000,000; 8,925,036 and 8,881,842 shares were both issued and outstanding at June 30, 2020 and December 31, 2019, respectively	89,250	88,818
Additional paid-in capital	153,376,678	152,129,120
Dividends and accumulated losses	(116,067,090)	(113,037,144)
Total stockholders' equity before noncontrolling interest	37,398,838	39,180,794
Noncontrolling interest	16,471,922	17,440,394
Total equity	53,870,760	56,621,188
TOTAL LIABILITIES AND EQUITY	$194,221,128	$220,784,408

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Revenues:
Rental income	$5,879,526	$6,799,575	$12,665,211	$13,694,755
Fees and other income	241,878	321,412	485,344	605,496
Total revenue	6,121,404	7,120,987	13,150,555	14,300,251
Costs and expenses:
Rental operating costs	1,999,834	2,526,002	4,380,926	5,289,552
General and administrative	1,278,971	1,419,668	2,630,316	3,180,371
Depreciation and amortization	1,622,230	1,749,113	3,196,756	3,959,194
Impairment of real estate assets	845,674	—	845,674	—
Total costs and expenses	5,746,709	5,694,783	11,053,672	12,429,117
Other income (expense):
Interest expense-Series B preferred stock	—	(627,273)	—	(1,275,724)
Interest expense-mortgage notes	(1,477,628)	(1,864,597)	(3,165,404)	(3,761,349)
Interest expense - note payable	(795,728)	—	(1,661,798)	—
Interest and other income (expense), net	8,400	4,409	1,405	9,933
Gain on sales of real estate, net	334,096	176,392	324,261	1,390,634
Income tax expense	(51,369)	(191,809)	(135,000)	(273,239)
Total other income (expense), net	(1,982,229)	(2,502,878)	(4,636,536)	(3,909,745)
Net loss	(1,607,534)	(1,076,674)	(2,539,653)	(2,038,611)
Less: Income attributable to noncontrolling interests	(315,282)	(182,924)	(490,293)	(949,379)
Net loss attributable to Presidio Property Trust, Inc. common stockholders	$(1,922,816)	$(1,259,598)	$(3,029,946)	$(2,987,990)
Basic and diluted loss per common share	$(0.22)	$(0.14)	$(0.34)	$(0.34)
Weighted average number of common shares outstanding - basic and diluted	8,897,037	8,857,890	8,889,436	8,862,407

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

	Common Stock		Additional Paid-in	Dividends and Accumulated	Total Stockholders’	Non- controlling	Total
	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance, December 31, 2019	8,881,842	$88,818	$152,129,120	$(113,037,144)	$39,180,794	$17,440,394	$56,621,188
Net loss	—	—	—	(1,107,130)	(1,107,130)	175,011	(932,119)
Distributions in excess of contributions received	—	—	—	—	—	(277,472)	(277,472)
Balance, June 30, 2019	8,881,842	$88,818	$152,129,120	$(114,144,274)	$38,073,664	$17,337,933	$55,411,597
Net loss	—	—	—	(1,922,816)	(1,922,816)	315,282	(1,607,534)
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	66,697	66,697
Share reconciliation adjustment	(16,080)	(162)	162	—	—	—	—
Issuance of stock for Limited Partnership interests	59,274	594	1,247,396	—	1,247,990	(1,247,990)	—
Balance, June 30, 2020	8,925,036	$89,250	$153,376,678	$(116,067,090)	$37,398,838	$16,471,922	$53,870,760

	Common Stock		Additional Paid-in	Dividends and Accumulated	Total Stockholders’	Non- controlling	Total
	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance, December 31, 2018	8,860,711	$88,608	$151,670,625	$(111,343,840)	$40,415,393	$15,725,650	$56,141,043
Net loss	—	—	—	(1,728,392)	(1,728,392)	766,455	(961,937)
Dividends paid	—	—	—	(150)	(150)	—	(150)
Distributions in excess of contributions received	—	—	—	—	—	(258,708)	(258,708)
Repurchase of common stock	(7,161)	(72)	(52,077)	—	(52,149)	—	(52,149)
Vesting of restricted stock	13,424	134	230,749	—	230,883	—	230,883
Balance, June 30, 2019	8,866,974	$88,670	$151,849,297	$(113,072,382)	$38,865,585	$16,233,397	$55,098,982
Net loss	—	—	—	(1,259,598)	(1,259,598)	182,924	(1,076,674)
Dividends declared	—	—	—	(1,082,947)	(1,082,947)	—	(1,082,947)
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	195,178	195,178
Repurchase of common stock	(9,085)	(91)	(68,043)	—	(68,134)	—	(68,134)
Balance, June 30, 2019	8,857,889	$88,579	$151,781,254	$(115,414,927)	$36,454,906	$16,611,499	$53,066,405

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,539,653)	$(2,038,611)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,196,756	3,959,194
Stock compensation	361,243	635,758
Bad debt expense	51,912	19,088
Gain on sale of real estate assets, net	(324,261)	(1,390,634)
Impairment of real estate assets	845,674	—
Accretion of original issue discount	675,603	—
Amortization of financing costs	733,024	400,131
Amortization of above-market leases	25,341	30,125
Amortization of below-market leases	(83,586)	(94,541)
Straight-line rent adjustment	(160,584)	(9,267)
Changes in operating assets and liabilities:
Other assets	997,694	947,911
Accounts payable and accrued liabilities	(1,860,992)	1,525,219
Accrued real estate taxes	(1,717,453)	(1,571,491)
Net cash provided by operating activities	200,718	2,412,882
Cash flows from investing activities:
Real estate acquisitions	(6,292,383)	(6,116,035)
Additions to buildings and tenant improvements	(2,382,436)	(4,660,917)
Additions to deferred leasing costs	(95,151)	(661,401)
Proceeds from sales of real estate, net	29,383,743	14,848,959
Net cash provided by investing activities	20,613,773	3,410,606
Cash flows from financing activities:
Proceeds from mortgage notes payable, net of issuance costs	7,154,117	9,151,851
Repayment of mortgage notes payable	(24,171,066)	(10,939,681)
Repayment of note payable	(5,224,401)	—
Redemption of mandatorily redeemable preferred stock	—	(900,000)
Payment of deferred offering costs	(95,652)	—
Distributions to noncontrolling interests, net of contributions	(210,775)	(63,530)
Repurchase of common stock	—	(119,958)
Dividends paid to stockholders	—	(1,075,521)
Net cash used in financing activities	(22,547,777)	(3,946,839)
Net (decrease) increase in cash equivalents and restricted cash	(1,733,286)	1,876,649
Cash, cash equivalents and restricted cash - beginning of period	10,391,275	9,776,215
Cash, cash equivalents and restricted cash - end of period	$8,657,989	$11,652,864
Supplemental disclosure of cash flow information:
Interest paid-Series B preferred stock	$—	$1,146,872
Interest paid-mortgage notes payable	$3,089,554	$3,072,901
Interest paid-notes payable	$425,267	$—
Unpaid deferred offering costs	$91,037	$—
Non-cash financing activities:
Issuance of stock for limited partnership interests	$1,247,990	$—

See Notes to Condensed Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

June 30, 2020

1. ORGANIZATION

Organization. Presidio Property Trust, Inc. (“we”, “our”, “us” or the “Company”) is an internally managed diversified real estate investment trust (“REIT”), with holdings in office, industrial, retail, and model home properties. NetREIT was incorporated in California on January 28, 1999, and was merged into NetREIT, Inc., a Maryland corporation, on August 4, 2010. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” The Company’s portfolio includes the following properties:

•	Ten office buildings and one industrial property (“Office/Industrial Properties”) which total approximately 998,016 rentable square feet;

•	Four retail shopping centers (“Retail Properties”) which total approximately 131,722 rentable square feet; and

•

132 model home residential properties (“Model Homes”) leased back on a triple-net basis to homebuilders that are owned by five affiliated limited partnerships and one wholly-owned corporation (“Model Home Properties”).

The Company or one of its affiliates operates the following partnerships during the periods covered by these condensed consolidated financial statements:

•

The Company is the sole general partner and a limited partner in two limited partnerships (NetREIT Palm Self-Storage LP and NetREIT Casa Grande LP), all with ownership interests in entities that own real estate income producing properties.

•

The Company is the general and/or limited partner in five limited partnerships that purchase Model Homes and lease them back to homebuilders (Dubose Model Home Investors #202, LP, Dubose Model Home Investors #203, LP, Dubose Model Home Investors #204, LP, Dubose Model Home Investors #205, LP, Dubose Model Home Investors #206, LP and NetREIT Dubose Model Home REIT, LP). The Company refers to these entities collectively as the “Model Home Partnerships”.

The Company has determined that the limited partnerships in which it owns less than 100% should be included in the Company’s consolidated financial statements as the Company directs their activities and has control of such limited partnerships.

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code (“Code”), for federal income tax purposes. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to maintain our qualification as a REIT in any taxable year and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. We are subject to certain state and local income taxes.

We, together with one of our entities, have elected to treat our subsidiaries as a taxable REIT subsidiary (a “TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any major tax jurisdictions.

Reverse Stock Split. On July 29, 2020, we amended our charter to effect a one-for-two reverse stock split of every outstanding share of our Series A Common Stock. The financial statements and accompanying footnotes have been retroactively restated to reflect the reverse stock split.

Liquidity. On September 17, 2019 the Company executed a Promissory Note (“Note”) pursuant to which Polar Multi-Strategy Master Fund (“Polar”), executed a loan in the principal amount of $14.0 million to the Company. The Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. The final payment due at maturity, October 1, 2020 (or March 31, 2021, if extended pursuant to the Note), includes payment of the outstanding principal and accrued and unpaid interest. The Company used the proceeds of the Note from Polar to redeem all of the outstanding shares of the Series B Preferred Stock.

For the six months remaining in 2020 and the year ending December 31, 2021, we have $7.0 million and $29.1 million of mortgage notes payable maturing, respectively, related to our properties. For the year ending December 31, 2020, we have $6.2 million of mortgage notes payable maturing related to the model homes properties and $0.9 million of mortgage notes payable maturing related to the commercial properties. Management expects that certain properties may be sold and the underlying mortgage notes would be paid off with sales proceeds while other mortgage notes will be refinanced.

As the Company continues its operations, it may seek additional financing, however, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. Management believes that the combination of working capital on hand and the ability to refinance commercial and model home mortgages will fund operations through at least the next twelve months from the date of the issuance of these unaudited interim financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2020.

Basis of Presentation. The accompanying condensed consolidated financial statements have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statement and the instructions to Form 10-Q and Article 8 of Regulation S-X. Certain information and footnote disclosures required for annual consolidated financial statements have been condensed or excluded pursuant to rules and regulations of the SEC. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments of a normal and recurring nature that are considered necessary for a fair presentation of our financial position, results of our operations, and cash flows as of and for the six months ended June 30, 2020 and 2019, respectively. However, the results of operations for the interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The condensed consolidated balance sheet as of December 31, 2019 has been derived from the audited consolidated financial statements included in the Form 10-K filed with the SEC on March 13, 2020. The results for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year ending December 31, 2020 due to seasonal variations and other factors, such as the effects of the novel coronavirus (“COVID-19”) and its possible influence on our future results.

Principles of Consolidation. The accompanying condensed consolidated financial statements include the accounts of the Company and its direct and indirect wholly-owned subsidiaries and entities the Company controls or of which it is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allocation of purchase price paid for property acquisitions among land, building and intangible assets acquired including their useful lives; valuation of long-lived assets, and the allowance for doubtful accounts, which is based on an evaluation of the tenants’ ability to pay. Actual results may differ from those estimates.

Cash Equivalents and Restricted Cash. At June 30, 2020 and December 31, 2019, we had approximately $6.0 million and $5.7 million in cash equivalents, respectively, and $2.7 million and $4.7 million of restricted cash, respectively. Our cash equivalents and restricted cash consist of invested cash and cash in our operating accounts and are held in bank accounts at third party institutions. Restricted cash consists of funds used for property taxes, insurance, capital expenditures and leasing commissions.

Real Estate Held for Sale. Real estate held for sale during the current period is classified as “real estate held for sale” for all prior periods presented in the accompanying condensed consolidated financial statements. Mortgage notes payable related to the real estate held for sale during the current period are classified as “mortgage notes payable related to real estate held for sale, net” for all prior periods presented in the accompanying condensed consolidated financial statements. As of June 30, 2020, three commercial properties meet the criteria to be classified as held for sale, which are World Plaza, Garden Gateway and one of the four buildings at Executive Office Park and four Model Homes were classified as held for sale.

Impairments of Real Estate Asset. We review for impairment on a property by property basis. Impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount at which time the property is written-down to fair value. The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows including revenues, operating expenses, required maintenance and development expenditures, market conditions, demand for space by tenants and rental rates over long periods. Since our properties typically have a long life, the assumptions used to estimate the future recoverability of carrying value requires significant management judgment. Actual results could be significantly different from the estimates. These estimates have a direct impact on net income because recording an impairment charge results in a negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods.

Properties held for sale are recorded at the lower of the carrying amount or the expected sales price less costs to sell. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to fair value and such loss could be material.

During the three months ended June 30, 2020, the Company entered into lease renewal negotiations with a significant tenant at our Waterman Plaza retail property at a lower market rental rate than the rental rate being charged previously. The Company obtained a broker opinion of value that considered the lower market rental rates and subsequently determined there was a material change to undiscounted cash flows on the property as of June 30, 2020. Therefore, the Company recorded an $845,000 non-cash impairment in the Condensed Consolidated Statements of Operations in June 2020.

Fair Value Measurements. Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we utilize quoted market prices from independent third-party sources to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of a liability in circumstances in which a quoted price in an active market for an identical liability is not available, we measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Subsequent Events. We evaluate subsequent events up until the date the consolidated financial statements are issued.

Recently Issued and Adopted Accounting Pronouncements. In March 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform which provides optional expedients and exceptions in order to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting as it relates to contracts, hedging relationships and other transactions by allowing companies to modify contracts that previously contained LIBOR rates without evaluating whether the modification constituted a new contract. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022 and are used on a prospective basis upon adoption. The Company adopted this guidance as of March 2020 noting no impact to the financial statements.

In March 2017, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses, amended in February 2020 with ASU No. 2020-02, Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842). ASU 2016-13 introduces a new model for estimating credit losses for certain types of financial instruments, including loans receivable, held-to-maturity debt securities, and net investments in direct financing leases, amongst other financial instruments. ASU 2016-13 also modifies the impairment model for available-for-sale debt securities and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for losses. While ASU 2016-13 was effective for periods beginning after December 15, 2019, the issuance of ASU 2020-02 has allowed for the delay in adoption for certain smaller public companies, and is now effective for fiscal periods beginning after December 15, 2022. Retrospective adjustments shall be applied through a cumulative-effect adjustment to retained earnings. The Company is continuing to evaluate the impact of this guidance on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement which removes, modifies, and adds certain disclosure requirements related to fair value measurements in ASC 820. This guidance is effective for public companies in fiscal years beginning after December 15, 2019 with early adoption permitted. The Company adopted this guidance as of January 1, 2020 and noted no impact on its consolidated financial statements.

3. RECENT REAL ESTATE TRANSACTIONS

During the six months ended June 30, 2020, the Company disposed of the following properties:

•	Centennial Tech Center, which was sold on February 5, 2020 for approximately $15.0 million and the Company recognized a loss of approximately $913,000.

•	Union Terrace, which was sold on March 13, 2020 for approximately $11.3 million and the Company recognized a gain of approximately $688,000.

During the six months ended June 30, 2020, the Company disposed of 21 model homes for approximately $8.0 million and recognized a gain of approximately $557,000.

During the six months ended June 30, 2020, the Company acquired 17 model homes for approximately $6.3 million. The purchase price was paid through cash payments of approximately $1.9 million and mortgage notes of approximately $4.4 million.

During the six months ended June 30, 2019, the Company disposed of the following property:

•	Morena Office Center, which was sold on January 15, 2019 for approximately $5.6 million and the Company recognized a gain of approximately $700,000.

•	Nightingale land was sold on May 8, 2019 for approximately $875,000 and recognized a loss of approximately $93,000.

During the six months ended June 30, 2019, the Company disposed of 26 model homes for approximately $9.4 million and recognized a gain of approximately $783,000.

During the six months ended June 30, 2019, the Company acquired 18 model homes for approximately $6.1 million. The purchase price was paid through cash payments of approximately $1.8 million and mortgage notes of approximately $4.3 million.

4. REAL ESTATE ASSETS

A summary of the properties owned by the Company as of June 30, 2020 is as follows:

Property Name	Date Acquired	Location	Real estate assets, net (in thousands)
Garden Gateway Plaza (1)	March 2007	Colorado Springs, Colorado	$11,445
World Plaza (1)	September 2007	San Bernardino, California	9,271
Executive Office Park (2)	July 2008	Colorado Springs, Colorado	7,623
Waterman Plaza	August 2008	San Bernardino, California	4,000
Genesis Plaza	August 2010	San Diego, California	8,947
Dakota Center	May 2011	Fargo, North Dakota	8,724
Grand Pacific Center	March 2014	Bismarck, North Dakota	5,823
Arapahoe Center	December 2014	Centennial, Colorado	9,492
Union Town Center	December 2014	Colorado Springs, Colorado	9,482
West Fargo Industrial	August 2015	West Fargo, North Dakota	7,136
300 N.P.	August 2015	Fargo, North Dakota	3,336
Research Parkway	August 2015	Colorado Springs, Colorado	2,473
One Park Center	August 2015	Westminster, Colorado	8,789
Highland Court	August 2015	Centennial, Colorado	11,136
Shea Center II	December 2015	Highlands Ranch, Colorado	21,470
Presidio Property Trust, Inc. properties			129,147
Model Home properties (3)	2014-2020	AZ, FL, IL, PA, TX, WI	47,369
Total real estate assets and lease intangibles, net			$176,516

(1)	Properties held for sale as of June 30, 2020.
(2)	One of the four buildings at the property is held for sale as of June 30, 2020.
(3)	Includes four Model Homes that are listed as held for sale as of June 30, 2020.

Geographic Diversification Tables

The following tables show a list of commercial properties owned by the Company grouped by state and geographic region as of June 30, 2020:

State	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate % of Aggregate Annual Rent
California	3	134,787	11.9%	$1,901,873	13.2%
Colorado	8	597,912	52.9%	9,120,615	63.0%
North Dakota	4	397,039	35.2%	3,452,183	23.8%
Total	15	1,129,738	100.0%	$14,474,671	100.0%

The following tables show a list of our Model Home properties by geographic region as of June 30, 2020:

Geographic Region	No. of Properties	Aggregate Square Feet	Approximate % of Square Feet	Current Base Annual Rent	Approximate of Aggregate % Annual Rent
Southwest	105	308,071	82.2%	$3,116,028	78.7%
Southeast	20	45,727	12.2%	551,088	13.9%
Midwest	2	6,602	1.7%	99,276	2.5%
East	2	5,255	1.4%	70,716	1.8%
Northeast	3	9,271	2.5%	121,020	3.1%
Total	132	374,926	100.0%	$3,958,128	100.0%

5. LEASE INTANGIBLES

The following table summarizes the net value of other intangible assets acquired and the accumulated amortization for each class of intangible asset:

	June 30, 2020			December 31, 2019
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$3,186,889	$(2,667,835)	$519,054	$4,360,027	$(3,283,027)	$1,077,000
Leasing costs	1,800,922	(1,500,149)	300,773	2,937,976	(2,002,711)	935,265
Above-market leases	333,485	(266,080)	67,405	333,485	(240,739)	92,746
	$5,321,296	$(4,434,064)	$887,232	$7,631,488	$(5,526,477)	$2,105,011

As of June 30, 2020 there were no gross lease intangible assets included in real estate assets held for sale. As of December 31, 2019, there was $2.3 million gross lease intangible assets included in real estate assets held for sale, with $1.4 million of accumulated amortization related to the lease intangible assets netted against real estate assets held for sale.

The net value of acquired intangible liabilities was $226,000 and $310,000 relating to below-market leases as of June 30, 2020 and December 31, 2019, respectively.

Future aggregate approximate amortization expense for the Company’s lease intangible assets is as follows:

Nine months remaining in 2020	$265,169
Years ending December 31:
2021	372,484
2022	202,479
2023	17,663
2024	17,663
Thereafter	11,774
Total	$887,232

The weighted average remaining amortization period of the intangible assets as of June 30, 2020 is 1.7 years.

6. OTHER ASSETS

Other assets consist of the following:

	June 30, 2020	December 31, 2019
Deferred rent receivable	$2,127,276	$2,680,886
Prepaid expenses, deposits and other	492,775	601,897
Accounts receivable, net	1,353,841	1,336,122
Right-of-use assets, net	115,434	561,375
Other intangibles, net	172,483	212,932
Notes receivable	316,374	316,374
Deferred offering costs	371,409	—
Total other assets	$4,949,592	$5,709,586

7. MORTGAGE NOTES PAYABLE

Mortgage notes payable consist of the following:

		Principal as of
		June 30,	December 31,	Loan	Interest
Mortgage note property	Notes	2020	2019	Type	Rate (1)	Maturity
Waterman Plaza	(7)	$3,247,878	3,274,097	Variable	4.25%	4/29/2021
World Plaza	(3)(4)	5,854,222	4,979,383	Variable	4.40%	7/5/2021
Garden Gateway Plaza	(3)	5,967,727	6,071,315	Fixed	5.00%	8/5/2021
300 N.P.		2,292,848	2,311,738	Fixed	4.95%	6/11/2022
Highland Court		6,350,303	6,424,366	Fixed	3.82%	9/1/2022
Dakota Center		10,007,257	10,111,693	Fixed	4.74%	7/6/2024
Union Terrace	(2)	—	6,240,396	Fixed	4.50%	9/5/2024
Centennial Tech Center	(2)	—	9,561,654	Fixed	4.43%	1/5/2024
Research Parkway		1,787,129	1,813,305	Fixed	3.94%	1/5/2025
Arapahoe Service Center		8,009,836	8,085,727	Fixed	4.34%	1/5/2025
Union Town Center		8,406,185	8,440,000	Fixed	4.28%	1/5/2025
Executive Office Park	(3)	4,783,471	4,839,576	Fixed	4.83%	6/1/2027
Genesis Plaza		6,327,800	6,378,110	Fixed	4.71%	9/6/2025
One Park Centre		6,436,968	6,487,532	Fixed	4.77%	9/5/2025
Shea Center II		17,727,500	17,727,500	Fixed	4.92%	1/5/2026
West Fargo Industrial		4,177,324	4,216,565	Fixed	4.79%	5/31/2029
Grand Pacific Center	(5)	3,795,623	3,851,962	Fixed	4.02%	8/1/2037
Subtotal, Presidio Property Trust, Inc. Properties		95,172,071	110,814,919
Model Home mortgage notes	(3)	31,270,029	32,644,129	Fixed	(6)	2020-2023
Mortgage Notes Payable		$126,442,100	$143,459,048
Unamortized loan costs		(911,172)	(1,066,056)
Mortgage Notes Payable, net		$125,530,928	$142,392,992

(1)	Interest rates as of June 30, 2020.
(2)	Centennial Tech Center and Union Terrace were sold on February 5, 2020 and March 13, 2020, respectively.
(3)	Properties held for sale as of June 30, 2020. Only one of the four buildings at Executive Office Park was classified as held for sale. There are four model homes included as held for sale.
(4)	Interest on this loan is ABR plus 0.75% and LIBOR plus 2.75%. For the six months ended June 30, 2020, the weighted average interest rate was 4.40%.
(5)	Interest rate is subject to reset on September 1, 2023.
(6)	Each model home has a stand-alone mortgage note at interest rates ranging from 2.52% to 5.63% per annum at June 30, 2020.
(7)	Interest on this loan resets annually at LIBOR plus 3.00%, with a floor of 4.25%.

The Company is in compliance with all material conditions and covenants of its mortgage notes payable.

Scheduled principal payments of mortgage notes payable were as follows as of June 30, 2020:

	Presidio Property Trust, Inc. Notes Payable	Model Homes Notes Payable	Total Principal Payments
Nine months remaining in 2020	$882,006	$6,150,969	$7,032,975
Years ending December 31:
2021	16,382,167	12,708,950	29,091,117
2022	9,798,450	8,505,525	18,303,975
2023	1,514,611	3,904,585	5,419,196
2024	1,645,496	—	1,645,496
Thereafter	64,949,341	—	64,949,341
Total	$95,172,071	$31,270,029	$126,442,100

8. NOTE PAYABLE

On September 17, 2019, the Company executed a Promissory Note pursuant to which Polar Multi-Strategy Master Fund (“Polar”), extended a loan in the principal amount of $14.0 million to the Company (“Polar Note”). The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. The final payment due at maturity, October 1, 2020 (or March 31, 2021, if extended pursuant to the Polar Note), includes payment of the outstanding principal and accrued and unpaid interest. The Company may repay the Polar Note at any time, subject to the payment of an Optional Redemption Fee (as defined in the Polar Note), if applicable. Such fee is not applicable to repayments made from the proceeds of property sales.

The principal balance of the Polar Note as of June 30, 2020 consists of cash received, less cash repayments from property sales of $7.4 million and Original Issue Discount (“OID”) of $1.4 million. The OID has been recorded on the accompanying consolidated balance sheets as a direct deduction from the principal of the Note and is recognized as interest expense over the term of the Note commencing on September 17, 2019 through October 1, 2020. The unrecognized OID totaled approximately $337,000 as of June 30, 2020. The accretion of the OID recognized during the six months ended June 30, 2020 was $676,000.

The Company incurred approximately $1.1 million in legal and underwriting costs related to the transaction. These costs have been recorded as debt issuance costs on the accompanying condensed consolidated balance sheets as a direct deduction from the principal of the Note and are being amortized over the term of the Note. Amortization expense totaling approximately $280,000 was included in interest expenses for the six months ended June 30, 2020, in the accompanying condensed consolidated statements of operations. The unamortized debt issuance costs totaled $0.5 million as of June 30, 2020.

Under the terms of the Polar Note, the Company is subject to certain financial covenants including maintaining a debt to property fair value ratio of no greater than 75%. As of June 30, 2020, the Company is in compliance with such covenants.

On April 22, 2020, the Company received an Economic Injury Disaster Loan of $10,000 from the Small Business Administration which will provide economic relief during the COVID-19 pandemic. This loan advance is not required to be repaid, has no stipulations on use, and has been recorded as fees and other income in the Condensed Consolidated Statements of Operations during the second quarter of 2020. We intend to use the funds for general corporate purposes.

On April 30, 2020, the Company received a Paycheck Protection Program loan of $462,000 from the Small Business Administration which will provide additional economic relief during the COVID-19 pandemic. The loan will be fully forgiven should the funds be used for payroll related costs, mortgage interest, rent and utilities, as long as our employee headcount remains consistent with our baseline period over an eight week period following the date the loan was received, otherwise the loan will be repaid over two years following a six month deferral. On June 5, 2020, the period over which the loan could be utilized was extended to 24 weeks. The loan was recorded in accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheets as of June 30, 2020. We have primarily used the funds to cover payroll related costs.

9. COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

Under various federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, generated, released, manufactured or discharged from, on, at, under, or in a property. As such, the Company may be potentially liable for costs associated with any potential environmental remediation at any of its formerly or currently owned properties.

The Company believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Management is not aware of any environmental liability that it believes would have a material adverse impact on the Company’s financial position or results of operations. Management is unaware of any instances in which the Company would incur significant environmental costs if any or all properties were sold, disposed of or abandoned. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

The Company is involved from time to time in lawsuits and other disputes which arise in the ordinary course of business. As of June 30, 2020, management believes that these matters will not have a material adverse effect, individually or in the aggregate, on the Company’s financial position or results of operations.

10. SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

During the year ended December 31, 2019, the Company redeemed all of its remaining 16,900 shares of its Series B Preferred Stock for $16.9 million. As of June 30, 2020 and December 31, 2019, no Series B Preferred Stock remained outstanding. Amortization expense totaling approximately $61,000 and $122,000 was included in interest expense for the three and six months ended June 30, 2019 in the accompanying condensed consolidated statements of operations. The unamortized deferred costs totaled zero as of June 30, 2020 and December 31, 2019, respectively.

11. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of preferred stock (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of the Preferred Stock, to determine the designation of any such series, and to determine or alter the rights granted to or imposed upon any wholly unissued series of preferred stock including the dividend rights, dividend rate, conversion rights, voting rights, redemption rights (including sinking fund provisions), redemption price, and liquidation preference.

Common Stock. The Company is authorized to issue up to 100,000,000 shares of Series A Common Stock, 9,000,000 shares of Series C Common Stock (collectively, “Common Stock”) $0.01 par value and 1,000 shares of Series B Common Stock $0.01 par value (“Series B Common Stock”). The Common Stock and the Series B Common Stock have identical rights, preferences, terms and conditions except that the holders of Series B Common Stock are not entitled to receive any portion of Company assets in the event of Company liquidation. There have been no Series B or Series C Common Stock issued. Each share of Common Stock and Series B Common Stock entitles the holder to one vote. The Common Stock and Series B Common Stock are not subject to redemption and do not have any preference, conversion, exchange or preemptive rights. The articles of incorporation contain a restriction on ownership of the common stock that prevents one person from owning more than 9.8% of the outstanding shares of common stock.

Cash Dividends. During the six months ended June 30, 2020 the Company paid no cash dividend. During the six months ended June 30, 2019 the Company paid a cash dividend of approximately $1.1 million or $0.12 per share (post-split).

Partnership Interests. Through the Company, its subsidiaries and its partnerships, we own 15 commercial properties in fee interest and have partial interests in two commercial properties through our interests in various affiliates in which we serve as general partner, member and/or manager. We purchased the partnership interest in one limited partnership that owned one property during 2016. Each of the limited partnerships is referred to as a “DownREIT.” In each DownREIT, we have the right, through put and call options, to require our co-investors to exchange their interests for shares of our common stock at a stated price after a defined period (generally five years from the date they first invested in the entity’s real property), the occurrence of a specified event or a combination thereof. The Company is a limited partner in four partnerships and sole shareholder in one corporation, which entities purchase and leaseback model homes from homebuilders.

During the six months ended June 30, 2020, the Company exercised two put options with a limited partner to exchange a total of 59,274 shares of the Company’s Series A Common Stock for the limited partner’s partnership interest, resulting in an increase in ownership interest of each limited partnership by the Company. As part of this non-cash equity transaction, the Company reclassified $1.2 million in minority interest to common stock and additional paid in capital on the Condensed Consolidated Balance Sheets.

Dividend Reinvestment Plan. The Company had adopted a distribution reinvestment plan (“Plan) that allowed stockholders to receive dividends and other distributions otherwise distributable to them invested in additional shares of the Company’s common stock. The Company registered 3,000,000 shares of common stock pursuant to the Plan. The purchase price per share used in the past was 95% of the price the Company sold its shares or $19.00 per share (post-split). No sales commission or dealer manager fee were paid on shares sold through the Plan. The Company may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all participants at least thirty (30) days prior to such record date. The Plan became effective on January 23, 2012 and was suspended on December 7, 2018. As of June 30, 2020, approximately $17.4 million or approximately 917,074 shares of common stock have been issued under the Plan. No shares were issued under the Plan during the six months ended June 30, 2020.

Stock-Based Compensation. The Company recognizes noncash compensation expense ratably over the vesting period, and accordingly, we recognized $204,000 and $203,000 in noncash compensation expense for the three month periods ended June 30, 2020 and 2019, respectively, and $361,000 and $636,000 for the six months ended June 30, 2020 and 2019, respectively, which is included in general and administrative expense on the Condensed Consolidated Statements of Operations.

12. SEGMENTS

The Company’s reportable segments consist of three types of commercial real estate properties for which the Company’s decision-makers internally evaluate operating performance and financial results: Office/Industrial Properties, Model Home Properties and Retail Properties. The Company also has certain corporate-level activities including accounting, finance, legal administration and management information systems which are not considered separate operating segments. The accounting policies of the reportable segments are the same as those described in Note 2. There is no inter segment activity.

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its segments as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, impairments and provision for bad debt). NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, real estate acquisition fees and expenses and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate investments and to make decisions about resource allocations.

The following tables reconcile the Company’s segment activity to its results of operations and financial position as of and for the three and six months ended June 30, 2020:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Office/Industrial Properties:
Rental, fees and other income	$4,198,849	$5,496,096	$9,183,790	$10,950,249
Property and related expenses	(1,657,836)	(2,299,126)	(3,673,459)	(4,803,914)
Net operating income, as defined	2,541,013	3,196,970	5,510,331	6,146,335
Model Home Properties:
Rental, fees and other income	1,093,015	1,001,918	2,209,745	2,083,602
Property and related expenses	(55,531)	(48,187)	(101,791)	(98,609)
Net operating income, as defined	1,037,484	953,731	2,107,954	1,984,993
Retail Properties:
Rental, fees and other income	829,540	622,973	1,757,020	1,266,400
Property and related expenses	(1,132,142)	(178,689)	(1,451,350)	(387,029)
Net operating (loss) income, as defined	(302,602)	444,284	305,670	879,371
Reconciliation to net loss:
Total net operating income, as defined, for reportable segments	3,275,895	4,594,985	7,923,955	9,010,699
General and administrative expenses	(1,278,971)	(1,419,668)	(2,630,316)	(3,180,371)
Depreciation and amortization	(1,622,230)	(1,749,113)	(3,196,756)	(3,959,194)
Interest expense	(2,273,355)	(2,491,870)	(4,827,202)	(5,037,073)
Other income (expense), net	8,400	4,409	1,405	9,933
Income tax expense	(51,369)	(191,809)	(135,000)	(273,239)
Gain on sale of real estate	334,096	176,392	324,261	1,390,634
Net loss	$(1,607,534)	$(1,076,674)	$(2,539,653)	$(2,038,611)

Assets by Reportable Segment:	June 30, 2020	December 31, 2019
Office/Industrial Properties:
Land, buildings and improvements, net (1)	$103,838,473	$126,421,648
Total assets (2)	$103,584,934	$131,180,612
Model Home Properties:
Land, buildings and improvements, net (1)	$47,369,007	$48,466,371
Total assets (2)	$50,721,230	$51,389,400
Retail Properties:
Land, buildings and improvements, net (1)	$25,226,109	$25,318,601
Total assets (2)	$26,493,119	$26,588,254
Reconciliation to Total Assets:
Total assets for reportable segments	$180,799,283	$209,158,266
Other unallocated assets:
Cash, cash equivalents and restricted cash	2,023,182	1,591,041
Other assets, net	11,398,663	10,035,101
Total Assets	$194,221,128	$220,784,408

(1)	Includes lease intangibles and the land purchase option related to property acquisitions.
(2)

Includes land, buildings and improvements, cash, cash equivalents, and restricted cash, current receivables, deferred rent receivables and deferred leasing costs and other related intangible assets, all shown on a net basis.

Capital Expenditures by Reportable Segment	For the Six Months Ended June 30,
Office/Industrial Properties:
Capital expenditures and tenant improvements	$2,374,260	$4,645,667
Model Home Properties:
Acquisition of operating properties	6,292,383	6,116,035
Retail Properties:
Capital expenditures and tenant improvements	8,176	15,250
Totals:
Acquisition of operating properties, net	6,292,383	6,116,035
Capital expenditures and tenant improvements	2,382,436	4,660,917
Total real estate investments	$8,674,819	$10,776,952

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Presidio Property Trust, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Presidio Property Trust, Inc. and Subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes to the consolidated financial statements, and schedule in Item 15 (a), Schedule III – Real Estate and Accumulated Depreciation and Amortization (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Squar Milner LLP

We have served as the Company’s auditor since 2009.

Irvine, California

March 12, 2020, except for Note 15, as to which the date is August 3, 2020

Presidio Property Trust, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2019	December 31, 2018
ASSETS
Real estate assets and lease intangibles:
Land	$27,407,677	$26,816,105
Buildings and improvements	141,652,284	141,809,172
Tenant improvements	14,739,858	12,736,649
Lease intangibles	5,321,296	6,552,142
Real estate assets and lease intangibles held for investment, cost	189,121,115	187,914,068
Accumulated depreciation and amortization	(30,204,185)	(26,310,016)
Real estate assets and lease intangibles held for investment, net	158,916,930	161,604,052
Real estate assets held for sale, net	41,289,690	49,504,013
Real estate assets, net	200,206,620	211,108,065
Cash, cash equivalents and restricted cash	10,391,275	9,776,215
Deferred leasing costs, net	2,053,927	2,096,553
Goodwill	2,423,000	2,423,000
Other assets, net	5,709,586	7,646,207
TOTAL ASSETS	$220,784,408	$233,050,040
LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable related to real estate assets held for investment, net	$115,540,245	$116,478,878
Mortgage notes payable related to real estate assets held for sale, net	26,852,747	33,235,298
Mortgage notes payable, net	142,392,992	149,714,176
Note payable, net	12,238,692	—
Accounts payable and accrued liabilities	5,673,815	5,751,245
Accrued real estate taxes	2,987,601	3,094,380
Dividends payable	—	1,075,371
Lease liability, net	560,188	—
Below-market leases, net	309,932	495,927
Mandatorily redeemable Series B Preferred Stock, net, $0.01 par value, $1,000 liquidating preference; shares authorized: 40,000; zero and 16,900 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively, net	—	16,777,898
Total liabilities	164,163,220	176,908,997
Commitments and contingencies
Stockholders’ Equity:
Common stock Series A, $0.01 par value, shares authorized: 100,000,000; 8,881,842 and 8,860,711 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	88,818	88,608
Additional paid-in capital	152,129,120	151,670,625
Dividends in excess of accumulated losses	(113,037,144)	(111,343,840)
Total stockholders’ equity before noncontrolling interest	39,180,794	40,415,393
Noncontrolling interest	17,440,394	15,725,650
Total equity	56,621,188	56,141,043
TOTAL LIABILITIES AND EQUITY	$220,784,408	$233,050,040

See Notes to Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,
	2019	2018
Revenues:
Rental income	$27,467,410	$31,141,558
Fee and other income	1,173,701	1,202,455
	28,641,111	32,344,013
Costs and expenses:
Rental operating costs	10,410,574	10,886,719
General and administrative	5,268,315	4,532,703
Depreciation and amortizations	7,364,688	9,101,605
Total costs and expenses	23,043,577	24,521,027
Other income (expense):
Interest expense-Series B Preferred Stock	(2,226,101)	(4,770,945)
Interest expense-mortgage notes	(7,337,423)	(8,270,071)
Interest expense-note payable	(1,086,122)	—
Interest and other income	141,306	55,909
Gain on sales of real estate	6,319,272	12,200,138
Deferred offering costs	—	(1,507,599)
Impairment of real estate assets	—	(532,951)
Acquisition costs	(24,269)	(26,177)
Income tax expense	(611,263)	(518,567)
Total other expense, net	(4,824,600)	(3,370,263)
Net income	772,934	4,452,723
Less: Income attributable to noncontrolling interests	(1,383,140)	(1,068,429)
Net (loss) income attributable to Presidio Property Trust, Inc. common stockholders	$(610,206)	$3,384,294
Basic (loss) income per common share
(Loss) income per common share	$(0.07)	$0.38
Weighted average number of common shares outstanding—basic	8,862,958	8,840,680
Diluted (loss) income per common share
(Loss) income per common share	$(0.07)	$0.38
Weighted average number of common shares outstanding—diluted	8,862,958	8,933,176

See Notes to Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Consolidated Statements of Equity

	Common Stock		Additional Paid-in	Dividends In Excess of Accumulated	Total Stockholders’	Non- controlling	Total
	Shares	Amount	Capital	Losses	Equity	Interests	Equity
Balance at December 31, 2017	8,839,929	$88,340	$151,210,242	$(113,652,763)	$37,645,819	$14,396,349	$52,042,168
Net income	—	—	—	3,384,294	3,384,294	1,068,429	4,452,723
Dividends declared	—	—	—	(1,075,371)	(1,075,371)	—	(1,075,371)
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	260,872	260,872
Vesting of restricted stock	26,782	268	460,383	—	460,651	—	460,651
Balance at December 31, 2018	8,860,711	$88,608	$151,670,625	$(111,343,840)	$40,415,393	$15,725,650	$56,141,043
Net (loss) income	—	—	—	(610,206)	(610,206)	1,383,140	772,934
Dividends declared	—	—	—	(1,083,098)	(1,083,098)	—	(1,083,098)
Contributions received from noncontrolling interests, net of distributions paid	—	—	—	—	—	331,604	331,604
Common stock repurchased	(30,498)	(306)	(227,122)	—	(227,428)	—	(227,428)
Vesting of restricted stock	51,629	516	685,617	—	686,133	—	686,133
Balance at December 31, 2019	8,881,842	$88,818	$152,129,120	$(113,037,144)	$39,180,794	$17,440,394	$56,621,188

See Notes to Consolidated Financial Statements.

Presidio Property Trust, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net income	$772,934	$4,452,723
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,364,688	9,101,605
Stock compensation	686,133	460,651
Bad debt expense (recoveries)	(32,544)	110,416
Gain on sale of real estate assets	(6,319,272)	(12,200,138)
Impairment of real estate assets	—	532,951
Accretion of original issue discount	386,595	—
Amortization of financing costs	965,239	675,087
Amortization of above-market leases	55,466	68,878
Amortization of below-market leases	(185,995)	(894,445)
Straight-line rent adjustment	(63,895)	45,778
Changes in operating assets and liabilities:
Other assets	1,035,806	(818,384)
Accounts payable and accrued liabilities	(767,440)	(1,183,057)
Accrued real estate taxes	(106,779)	80,387
Net cash provided by operating activities	3,790,936	432,452
Cash flows from investing activities:
Real estate acquisitions	(13,037,562)	(17,326,915)
Buildings and tenant improvements	(6,393,711)	(3,359,283)
Additions to deferred leasing costs	(661,401)	(714,596)
Proceeds from sale of real estate assets	32,073,721	46,991,372
Net cash provided by investing activities	11,981,047	25,590,578
Cash flows from financing activities:
Proceeds from mortgage notes payable, net of issuance costs	15,494,715	20,510,012
Repayment of mortgage notes payable	(23,176,581)	(31,374,774)
Redemption of mandatorily redeemable Series B Preferred Stock	(16,900,000)	(13,800,000)
Series B Preferred Stock costs	—	(153,500)
Proceeds from note payable, net of issuance costs	11,479,237	—
Contributions received from noncontrolling interests in excess of distributions paid	331,603	260,872
Repurchase of common stock	(227,428)	—
Dividends paid to stockholders	(2,158,469)	—
Net cash used in financing activities	(15,156,923)	(24,557,390)
Net increase in cash, cash equivalents and restricted cash	615,060	1,465,640
Cash, cash equivalents and restricted cash—beginning of year	9,776,215	8,310,575
Cash, cash equivalents and restricted cash—end of year	$10,391,275	$9,776,215
Supplemental disclosure of cash flow information:
Interest paid-Series B preferred stock	$1,859,672	$4,357,694
Interest paid-mortgage notes payable	$6,442,750	$7,806,068
Interest paid-notes payable	$713,262	$—
Non-cash investing and financing activities:
Accrual of dividends payable	$—	$1,075,371

See Notes to Consolidated Financial Statements

Presidio Property Trust, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization. Presidio Property Trust, Inc. (“we”, “our”, “us” or the “Company”) is an internally-managed real estate investment trust (“REIT”). We were incorporated in the State of California on September 28, 1999, and in August 2010, we reincorporated as a Maryland corporation. In October 2017, we changed our name from “NetREIT, Inc.” to “Presidio Property Trust, Inc.” Through Presidio Property Trust, Inc., its subsidiaries and its partnerships, we own 16 commercial properties in fee interest and have partial interests in one property through our investments in limited partnerships for which we serve as the general partner.

The Company or one of its affiliates operate the following partnerships during the periods covered by these consolidated financial statements:

•

The Company is the sole general partner and limited partner in two limited partnerships (NetREIT Palm Self-Storage LP and NetREIT Casa Grande LP), all with ownership in real estate income producing properties. The Company refers to these entities collectively, as the “NetREIT Partnerships”.

•

The Company is the general partner and/or limited partner in five limited partnerships that purchase model homes and lease them back to homebuilders (Dubose Model Homes Investors #202, LP, Dubose Model Homes Investors #203, LP, Dubose Model Homes Investors #204, LP, Dubose Model Homes Investors #205, LP and NetREIT Dubose Model Home REIT, LP). The Company refers to these entities collectively, as the “Model Home Partnerships”.

The Company has determined that the limited partnerships in which it owns less than 100%, should be included in the Company’s consolidated financial statements as the Company directs their activities and holds a variable interest in these limited partnerships for which the Company is the primary beneficiary.

Unit-based information used herein (such as references to square footage or property occupancy rates) is unaudited.

Liquidity. On September 17, 2019 the Company executed a Promissory Note (“Note”) pursuant to which Polar Multi-Strategy Master Fund (“Polar”), executed a loan in the principal amount of $14.0 million to the Company. The Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. The final payment due at maturity, October 1, 2020 (or March 31, 2021, if extended pursuant to the Note), includes payment of the outstanding principal and accrued and unpaid interest. The Company used the proceeds of the Note from Polar to redeem all of the outstanding shares of the Series B Preferred Stock.

We have $12.3 million of mortgage notes payable maturing in 2020 related to the model home properties. Management expects certain model home properties will be sold and the underlying mortgage notes will be paid off with sales proceeds while other mortgage notes will be refinanced. We have $16.9 million of mortgage notes payable maturing in 2020 related to the commercial properties. We plan to sell properties or refinance a significant portion of the mortgage notes payable, in the event the commercial property securing the respective mortgage note is not sold on or before maturity.

Segments. The Company acquires and operates income producing properties in three business segments including Office/Industrial Properties, Model Home Properties and Retail Properties. See Note 14. “Segments”.

Customer Concentration. Concentration of credit risk with respect to tenant receivable is limited due to the large number of tenants comprising the Company’s rental revenue. We had one tenant account for 6.1% of total rental income for the year ended December 31, 2019 and one single tenant accounted for 5.7% of total rental income for the year ended December 31, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Presidio Property Trust and its subsidiaries, NetREIT Advisors, LLC and Dubose Advisors LLC (collectively, the “Advisors”), and NetREIT Dubose Model Home REIT, Inc. The consolidated financial statements also include the results of the NetREIT Partnerships, the Model Home Partnerships. As used herein, references to the “Company” include references to Presidio Property Trust, its subsidiaries, and the partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company classifies the noncontrolling interests in the NetREIT Partnerships as part of consolidated net income (loss) in 2019 and 2018, and includes the accumulated amount of noncontrolling interests as part of equity since inception in February 2010. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interest will be remeasured, with the gain or loss reported in the statement of operations. Management has evaluated the noncontrolling interests and determined that they do not contain any redemption features.

Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allocation of purchase price paid for property acquisitions between land, building and intangible assets acquired including their useful lives; valuation of long-lived assets, and the allowance for doubtful accounts, which is based on an evaluation of the tenants’ ability to pay. Actual results may differ from those estimates.

Real Estate Assets and Lease Intangibles. Land, buildings and improvements are recorded at cost, including tenant improvements and lease acquisition costs (including leasing commissions, space planning fees, and legal fees). The Company capitalizes any expenditure that replaces, improves, or otherwise extends the economic life of an asset, while ordinary repairs and maintenance are expensed as incurred. The Company allocates the purchase price of acquired properties between the acquired tangible assets and liabilities (consisting of land, building, tenant improvements, and long-term debt) and identified intangible assets and liabilities (including the value of above-market and below-market leases, the value of in-place leases, unamortized lease origination costs and tenant relationships), based in each case on their respective fair values.

The Company allocates the purchase price to tangible assets of an acquired property based on the estimated fair values of those tangible assets assuming the building was vacant. Estimates of fair value for land, building and building improvements are based on many factors including, but not limited to, comparisons to other properties sold in the same geographic area and independent third party valuations. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair values of the tangible and intangible assets and liabilities acquired.

The value allocated to acquired lease intangibles is based on management’s evaluation of the specific characteristics of each tenant’s lease. Characteristics considered by management in allocating these values include the nature and extent of the existing business relationships with the tenant, growth prospects for developing new business with the tenant, the remaining term of the lease and the tenant’s credit quality, among other factors.

The value allocable to the above-market or below-market component of an acquired in-place lease is determined based upon the present value (using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of rents that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above or below-market leases are amortized on a straight-line basis as an increase or reduction of rental income over the remaining non-cancelable term of the respective leases. Amortization of above and below-market rents resulted in a net increase in rental income of approximately $131,000 and $826,000 for the years ended December 31, 2019 and 2018, respectively.

The value of in-place leases and unamortized lease origination costs are amortized to expenses over the remaining term of the respective leases, which range from less than a year to ten years. The amount allocated to acquired in-place leases is determined based on management’s assessment of lost revenue and costs incurred for the period required to lease the “assumed vacant” property to the occupancy level when purchased. The amount allocated to unamortized lease origination costs is determined by what the Company would have paid to a third party to secure a new tenant reduced by the expired term of the respective lease. The amount allocated to tenant relationships is the benefit resulting from the likelihood of a tenant renewing its lease. Amortization expense related to these assets was approximately $413,000 and $569,000 for years ended December 31, 2019 and 2018, respectively.

Impairment of Real Estate Assets. The Company reviews the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of the investment exist or that depreciation periods should be modified. If circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the specific property and determines if the investment in such property is recoverable. If impairment is indicated, the carrying value of the property is written down to its estimated fair value based on the Company’s best estimate of the property’s discounted future cash flows, as well as considering sales and leasing data for comparable properties. There were no impairment charges recorded for the year ended December 31, 2019. During the year ended December 31, 2018, the Company determined that an impairment existed in one of its properties (Waterman Plaza) and, as a result, recorded a non-cash asset impairment charge of approximately $533,000.

Intangible Assets. Intangible assets, including goodwill and lease intangibles, are comprised of finite-lived and indefinite-lived assets. Lease intangibles represents the allocation of a portion of the purchase price of a property acquisition representing the estimated value of in-place leases, unamortized lease origination costs, tenant relationships and land purchase options. Intangible assets that are not deemed to have an indefinite useful life are amortized over their estimated useful lives. Indefinite-lived assets are not amortized. Amortization expense of intangible assets that are not deemed to have an indefinite useful life was approximately $274,000 and $415,000, respectively, for the years ended December 31, 2019 and 2018 and is included in depreciation and amortization in the accompanying consolidated statements of operation.

The Company is required to perform a test for impairment of goodwill and other definite and indefinite lived assets at least annually, and more frequently as circumstances warrant. Impairment is recognized only if the carrying amount of the intangible asset is considered to be unrecoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the estimated fair value of the asset. Based on the review, no impairment was deemed to exist at December 31, 2019 and 2018.

Depreciation and Amortization. The Company records depreciation and amortization expense using the straight-line method over the useful lives of the respective assets. The cost of buildings are depreciated over estimated useful lives of 39 years, the costs of improvements are amortized over the shorter of the estimated life of the asset or term of the tenant lease (which range from 1 to 10 years), the costs associated with acquired tenant intangibles over the remaining lease term and the cost of furniture, fixtures and equipment are depreciated over 4 to 5 years. Depreciation expense for the years ended December 31, 2019 and 2018 was approximately $7.4 million and $9.1 million, respectively, and is included in depreciation and amortization in the accompanying consolidated statements of operations.

Cash, Cash Equivalents and Restricted Cash. The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have an original maturity of three months or less at the date of purchase to be cash equivalents. Items classified as cash equivalents include money market funds. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the “FDIC”). No losses have been experienced related to such accounts. At December 31, 2019, the Company had approximately $8.6 million in deposits in financial institutions that exceeded the federally insurable limits. Restricted cash consists of funds held in escrow for Company lenders for properties held as collateral by the lenders. The funds in escrow are for payment of property taxes, insurance, leasing costs and capital expenditures. As of December 31, 2019, the Company has approximately $4.7 million of restricted cash.

Accounts Receivables. The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates. At December 31, 2019 and 2018, the balance of allowance for possible uncollectable tenant receivables included in other assets, net in the accompanying consolidated balance sheets was approximately $21,000 and $60,000, respectively.

Deferred Leasing Costs. Costs incurred in connection with successful property leases are capitalized as deferred leasing costs and amortized to leasing commission expense on a straight-line basis over the terms of the related leases which generally range from one to five years. Deferred leasing costs consist of third-party leasing commissions. Management re-evaluates the remaining useful lives of leasing costs as the creditworthiness of the tenants and economic and market conditions change. If management determines the estimated remaining life of the respective lease has changed, the amortization period is adjusted. At December 31, 2019 and 2018, the Company had net deferred leasing costs of approximately $2,054,000 and $2,097,000, respectively. Total amortization expense for the years ended December 31, 2019 and 2018 was approximately $646,000 and $510,000, respectively.

Deferred Financing Costs. Costs incurred, including legal fees, origination fees, and administrative fees, in connection with debt financing are capitalized as deferred financing costs and are amortized using the effective interest method, over the contractual term of the respective loans. At December 31, 2019 and 2018, unamortized deferred financing costs related to mortgage notes payable were approximately $1,066,000 and $1,427,000, respectively, and unamortized deferred financing costs associated with the Series B Preferred Stock costs were approximately zero and $122,000, respectively. In 2019, the Company incurred debt financing costs related to the execution of the Polar Note (see note 8. Note Payable). At December 31, 2019, unamortized deferred financing cost related to the Polar Note were approximately $748,000. For the years ended December 31, 2019 and 2018, total amortization expense related to the mortgage notes payable deferred financing costs was approximately $470,000 and $529,000, respectively, and total amortization expense related to the Series B Preferred Stock costs was approximately $122,000 and $147,000, respectively. For the year ended December 31, 2019, total amortization expense related to the Polar Note costs was approximately $373,000. Amortization of deferred financing costs are included in interest expense in the accompanying consolidated statements of operations.

Income Taxes. We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code (the “Code”), for federal income tax purposes. To maintain our qualification as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided we maintain our qualification for taxation as a REIT, we are generally not subject to corporate level income tax on the earnings distributed currently to our stockholders that we derive from our REIT qualifying activities. If we fail to maintain our qualification as a REIT in any taxable year, and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. We are subject to certain state and local income taxes. As of December 31, 2019, we had approximately $3.9 million of Federal net operating losses (NOLs) carryforwards to offset potential future federal tax obligations. We may not generate sufficient taxable income in future periods to be able to realize fully the tax benefits of our NOL carry-forwards.

We, together with our subsidiary, NetREIT Dubose, have elected to treat such subsidiary as taxable REIT subsidiary (a “TRS”) for federal income tax purposes. Certain activities that we undertake must be conducted by a TRS, such as non-customary services for our tenants, and holding assets that we cannot hold directly. A TRS is subject to federal and state income taxes.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed any significant interest or penalties for tax positions by any major tax jurisdictions.

Fair Value Measurements. Certain assets and liabilities are required to be carried at fair value, or if long-lived assets are deemed to be impaired, to be adjusted to reflect this condition. The guidance requires disclosure of fair values calculated under each level of inputs within the following hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs other than quoted process that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

Fair value is defined as the price at which an asset or liability is exchanged between market participants in an orderly transaction at the reporting date. Cash equivalents, mortgage notes receivable, tenant receivable and payables and accrued liabilities all approximate fair value due to their short-term nature. During the year ended December 31, 2019, the Company measured the fair value of one of its real estate properties on a nonrecurring basis using Level 3 inputs. The Company estimated the fair value for the impaired real estate asset held for investment based on an estimated sales price, less estimated costs to sell. Management believes that the recorded and fair values of notes payable are approximately the carrying value as of December 31, 2019 and 2018.

Sales of Real Estate Assets. Effective January 1, 2018, we adopted the guidance of ASC 610-20, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (“ASC 610-20”), which applies to sales or transfers to noncustomers of nonfinancial assets or in substance nonfinancial assets that do not meet the definition of a business. Generally, our sales of real estate would be considered a sale of a nonfinancial asset as defined by ASC 610-20.

ASC 610-20 refers to the revenue recognition principles under ASU No. 2014-9. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we would derecognize the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer.

Revenue Recognition and Accounts Receivables. We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or by us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectability of our tenant receivables related to base rents, including deferred rent receivable, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, deferred rent receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.

Effective January 1, 2018, (upon the adoption of ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-9”) sales of real estate are recognized generally upon the transfer of control, which usually occurs when the real estate is legally sold. Prior to January 1, 2018, sales of real estate were recognized only when sufficient down payments had been obtained, possession and other attributes of ownership had been transferred to the buyer and we had no significant continuing involvement. The application of these criteria can be complex and required us to make assumptions. We believe the relevant criteria were met for all real estate sold during the periods presented.

Income (Loss) per Common Share. Basic income (loss) per common share (Basic EPS) is computed by dividing net income (loss) available to common shareholders (Numerator) by the weighted average number of common shares outstanding (Denominator) during the period. Diluted loss per common share (Diluted EPS) is similar to the computation of Basic EPS except that the Denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the Numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings per share.

For the year ended December 31, 2019, the basic and diluted net loss per share are equivalent at $(0.07) per share because the Company had incurred a net loss causing any potentially dilutive securities to be anti-dilutive. For the year ended December 31, 2018, the basic and diluted net income per share are equivalent at $0.38 because the Company had incurred a net loss causing any potentially dilutive securities to be anti-dilutive. Dilutive securities include non-vested restricted shares issued under the Company’s share-based incentive plan, shares issuable under certain of the Company’s partnership arrangements and shares issuable under stock purchase warrants. The calculation of net income (loss) per share includes dilutive shares totaling 373,259 shares for the year ended December 31, 2019 and excludes shares totaling 366,972 shares for the year ended December 31, 2018.

Subsequent Events. Management has evaluated subsequent events through the date that the accompanying financial statements were filed with the Securities and Exchange Commission (“SEC”) for transactions and other events which may require adjustment of and/or disclosure in such financial statements.

On February 5, 2020, we sold Centennial Tech Center for approximately $15.0 million and recognized a gain of approximately $4.3 million.

Reclassifications. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of consolidated operations or equity.

Recently Issued Accounting Pronouncements. In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which amended the existing accounting standards for lease accounting to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet.

We adopted the standard effective January 1, 2019 and have elected to use January 1, 2019 as our date of initial application. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for periods presented before January 1, 2019 as these prior periods conform to the Accounting Standards Codification 840. We elected the package of practical expedients permitted under the transition guidance within the new standard. By adopting these practical expedients, we were not required to reassess (1) whether an existing contract meets the definition of a lease; (2) the lease classification for existing leases; or (3) costs previously capitalized as initial direct costs. We evaluated all leases within this scope under existing accounting standards and under the new ASU lease standard and two right-of-use assets and lease liabilities were recognized for the year ended December 31, 2019. As of December 31, 2019, the right-of-use assets and liabilities was $661,000.

As a lessor, our rental revenue remained mainly consistent with previous guidance, apart from the narrower definition of initial direct costs that can be capitalized. The new standard defines initial direct costs as only the incremental costs of signing a lease. As such, certain compensation and certain external legal fees related to the execution of successful lease agreements no longer meet the definition of initial direct costs under the new standard and will be accounted for in the line item General and Administrative Expense. However, the adoption of the standard, along with the adoption of ASU No. 2018-11, Leases – Targeted Improvements which the FASB issued in July 2018, did change our presentation of our results from operations in the Consolidated Statements of Operations. The main changes caused by the adoption of the standards are:

The new standard provided a practical expedient, which allows lessors to combine non-lease components with the related lease components if both the timing and pattern of transfer are the same for the non-lease component(s) and the related lease components, and the lease components would be classified as an operating lease. Lessors are permitted to apply the practical expedient to all existing leases on a retrospective or prospective basis. We elected the practical expedient to combine our lease and non-lease components that meet the defined criteria. The non-lease components of our leases primarily consist of common area maintenance reimbursements from our tenants.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements for U.S. GAAP and International Financial Reporting Standards. The pronouncement is effective for reporting periods beginning after December 15, 2017. We adopted the provisions of the ASU effective January 1, 2018 using the modified retrospective approach. As discussed above, leases are specifically excluded from this and will be governed by the applicable lease codification. We evaluated the revenue recognition for all contracts within this scope under existing accounting standards and under the new revenue recognition ASU and confirmed that there were no differences in the amounts recognized or the pattern of recognition. Therefore, the adoption of this ASU did not result in an adjustment to the company’s retained earnings on January 1, 2018.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Topics. The pronouncement requires companies to adopt a new approach to estimating credit losses on certain types of financial instruments, such as trade and other receivables and loans. The standard requires entities to estimate a lifetime expected credit loss for most financial instruments, including trade receivables. The pronouncement is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which clarifies that receivables arising from operating leases are not within the scope of the pronouncement. We evaluated the impact this pronouncement will have on our consolidated financial statements and do not believe that the pronouncement will have a material impact on our consolidated financial statements as the majority of our receivables are derived from operating leases and are excluded from this standard.

3. RECENT REAL ESTATE TRANSACTIONS

During year ended December 31, 2019 and 2018 we disposed of the following properties:

•	Morena Office Center, which was sold on January 15, 2019 for approximately $5.6 million and the Company recognized a gain of approximately $700,000.

•	Nightingale land, which was sold on May 8, 2019 for approximately $875,000 and the Company recognized a loss of approximately $93,000.

•

On July 1, 2019, NetREIT Genesis, LLC sold a 43% tenants-in-common interest in Genesis Plaza (“TIC Interest”) for $5.6 million to a newly formed entity, NetREIT Genesis II, LLC, in which NetREIT Casa Grande LP is the sole member. NetREIT Casa Grande LP owned and sold Morena Office Center on January 15, 2019. The sale of the TIC Interest was structured as a 1031 exchange and included $2.9 million in cash and assumption of debt. The Company remains a guarantor of the debt and NetREIT Genesis, LLC and NetREIT Genesis II, LLC are jointly and severally liable for the debt securing Genesis Plaza, the financial terms and conditions of which remain materially unchanged.

•	The Presidio office building, which was sold on July 31, 2019 for approximately $12.3 million and the Company recognized a gain of approximately $4.5 million.

•	During the year ended December 31, 2019, we disposed of 41 model homes for approximately $14.6 million and recognized a gain of approximately $1.2 million.

•	In December 31, 2018, we sold the following:

•	Port of San Diego Complex for approximately $24.8 million and recognized a gain of approximately $10.0 million.

•	Yucca Valley Retail Center for approximately $7.8 million and recognized a gain of approximately $1.4 million.

•	Pacific Oaks Plaza for approximately $3.9 million and recognized a loss of approximately $232,000.

•	During the year ended December 31, 2018, we disposed of 33 model homes for approximately $12.6 million and recognized a gain of approximately $988,000.

During the year ended December 31, 2019, the Company acquired 33 Model Homes properties and leased them back to the home builders. The purchase price for the properties totaled $13.0 million. The Company allocated the purchase price of the properties acquired during 2019 as follows:

	Land	Buildings and Other	Total Purchase Price
Model Home Properties	$2,495,436	$10,542,126	$13,037,562

During the year ended December 31, 2019, the Company disposed of real estate assets with a net carrying value of approximately $25.1 million and recorded a gain on sale of approximately $6.3 million

4. REAL ESTATE ASSETS

The Company owns a diverse portfolio of real estate assets. The primary types of properties the Company invests in are office, industrial, retail, and NNN leased model home properties located primarily in Southern California and Colorado, with four properties located in North Dakota. Our model home properties are located in seven states. As of December 31, 2019, the Company owned or had an equity interest in:

•	Twelve office buildings and one industrial buildings (“Office/Industrial Properties”) which total approximately 1,192,566 rentable square feet,

•	Four retail shopping centers (“Retail Properties”) which total approximately 131,722 rentable square feet,

•	One hundred thirty-six model homes owned by our affiliated limited partnerships and one corporation (“Model Home Properties”).

The Company’s real estate assets consisted of the following as of December 31, 2019 and 2018:

			Real estate assets, net (in thousands)
Property Name	Acquired	Location	2019	2018
Garden Gateway Plaza (1)	March 2007	Colorado Springs, Colorado	$11,428	$11,166
World Plaza (1)	September 2007	San Bernardino, California	8,305	6,180
Executive Office Park	July 2008	Colorado Springs, Colorado	7,723	7,976
Waterman Plaza	August 2008	San Bernardino, California	4,889	4,977
Morena Office Center (2)	January 2009	San Diego, California	—	4,716
Genesis Plaza	August 2010	San Diego, California	8,789	8,449
Dakota Center	May 2011	Fargo, North Dakota	8,855	9,139
The Presidio (3)	November 2012	Aurora, Colorado	—	6,499
Grand Pacific Center	March 2014	Bismarck, North Dakota	5,914	5,814
Union Terrace (1)	August 2014	Lakewood, Colorado	8,425	7,983
Centennial Tech Center (1) (4)	December 2014	Colorado Springs, Colorado	13,132	12,960
Arapahoe Center	December 2014	Centennial, Colorado	9,748	10,251
Union Town Center	December 2014	Colorado Springs, Colorado	9,612	9,904
West Fargo Industrial	August 2015	Fargo, North Dakota	7,212	7,243
300 N.P.	August 2015	Fargo, North Dakota	3,405	3,543
Research Parkway	August 2015	Colorado Springs, Colorado	2,512	2,589
One Park Centre	August 2015	Westminster, Colorado	8,518	8,453
Highland Court	August 2015	Centennial, Colorado	11,421	11,845
Shea Center II	December 2015	Highlands Ranch, Colorado	21,853	22,658
Office/Industrial and Retail Properties			151,741	162,345
Model Home Properties	2012-2019	AZ, CA, FL, IL, NC, NJ, PA, SC, TX, UT	48,466	48,763
	Total real estate assets and lease intangibles held for investment, net		$200,207	$211,108

(1)	Property held for sale as of December 31, 2019.
(2)	Morena Office Center sold on January 15, 2019.
(3)	The Presidio sold on July 31, 2019.
(4)	Centennial Tech Center sold for approximately $15.0 million on February 5, 2020.

The Company’s commercial properties are leased to tenants under non-cancelable operating leases for which terms and expirations vary. Future minimum rental revenues under existing leases on Office/Industrial and Retail Properties as of December 31, 2019 are expected to be as follows:

2020	$16,907,553
2021	13,535,430
2022	10,425,658
2023	7,043,128
2024	5,336,123
Thereafter	5,428,467
Totals	$58,676,359

The Company generally rents Model Home Properties to homebuilders under non-cancelable lease agreements with a term of 18 months with an option to extend in six months increments. Future minimum rental revenues under existing leases on Model Home Properties as of December 31, 2019 are expected to be as follows:

2020	$3,016,320
2021	1,047,924
$4,064,244

5. LEASE INTANGIBLES

Lease intangibles consist of the following:

	December 31, 2019			December 31, 2018
	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net	Lease Intangibles	Accumulated Amortization	Lease Intangibles, net
In-place leases	$4,360,027	$(3,283,027)	$1,077,000	$4,958,477	$(3,467,781)	$1,490,696
Leasing costs	2,937,976	(2,002,711)	935,265	3,628,080	(2,405,514)	1,222,566
Above-market leases	333,485	(240,739)	92,746	439,878	(291,666)	148,212
	$7,631,488	$(5,526,477)	$2,105,011	$9,026,435	$(6,164,961)	$2,861,474

As of December 31, 2019 and 2018, gross lease intangible assets of $2.3 million and $2.5 million, respectively, were included in real estate assets held for sale. As of December 31, 2019 and 2018, accumulated amortization related to the lease intangible assets of $1.4 million and $1.5 million, respectively, were included in real estate assets held for sale.

The net value of acquired intangible liabilities was $310,000 and $496,000 relating to below-market leases as of December 31, 2019 and 2018, respectively.

Aggregate approximate amortization expense for the Company’s lease intangible assets is as follows:

Year ending December 31,
2020	$687,974
2021	510,215
2022	360,116
2023	173,785
2024	118,989
Thereafter	253,932
Total	$2,105,011

The weighted average amortization period for the intangible assets as of December 31, 2019 was approximately 2.6 years. Lease intangible assets are amortized over the term of the related lease and included as a reduction of rental income in the Statement of Operations.

6. OTHER ASSETS

Other assets consist of the following:

	December 31, 2019	December 31, 2018
Deferred rent receivable	$2,680,886	$2,883,581
Prepaid expenses, deposits and other	601,897	407,106
Accounts receivable, net	1,336,122	2,845,314
Raw land	—	900,000
Right of use asset, net	561,375	—
Other intangibles, net	212,932	293,832
Notes receivable	316,374	316,374
Total other assets	$5,709,586	$7,646,207

7. MORTGAGE NOTES PAYABLE

Mortgage notes payable consisted of the following:

		Principal as of
		December 31,	December 31,		Interest
Mortgage note property	Notes	2019	2018	Loan Type	Rate (1)	Maturity
Garden Gateway Plaza	(7)	$6,071,315	$6,270,896	Fixed	5.00%	2/5/2020
World Plaza	(4)	4,979,383	3,350,539	Variable	5.10%	7/5/2020
West Fargo Industrial		4,216,565	4,292,809	Fixed	4.79%	9/6/2020
Morena Office Center	(2)	—	1,567,358	Fixed	4.30%	6/1/2021
Waterman Plaza		3,274,097	3,369,960	Fixed	5.78%	4/29/2021
300 N.P.		2,311,738	2,348,443	Fixed	4.95%	6/11/2022
Highland Court		6,424,366	6,568,320	Fixed	3.82%	9/1/2022
Dakota Center		10,111,693	10,314,520	Fixed	4.74%	7/6/2024
Union Terrace		6,240,396	6,354,153	Fixed	4.50%	9/5/2024
The Presidio		—	5,992,905	Fixed	4.54%	12/1/2021
Centennial Tech Centers	(6)	9,561,654	9,745,811	Fixed	4.43%	1/5/2024
Research Parkway		1,813,305	1,864,139	Fixed	3.94%	1/5/2025
Arapahoe Center		8,085,727	8,233,567	Fixed	4.34%	1/5/2025
Union Town Center		8,440,000	8,440,000	Fixed	4.28%	1/5/2025
Executive Office Park		4,839,576	4,947,808	Fixed	4.83%	6/1/2027
Genesis Plaza		6,378,110	6,476,032	Fixed	4.71%	8/25/2025
One Park Centre		6,487,532	6,585,922	Fixed	4.77%	9/5/2025
Shea Center II		17,727,500	17,727,500	Fixed	4.92%	1/5/2026
Grand Pacific Center	(3)	3,851,962	3,961,304	Fixed	4.02%	8/1/2037
Office/Industrial and Retail Properties		$110,814,919	$118,411,986
Model Home Properties		32,644,129	32,728,930	Fixed	(5)	2019—2022
Mortgage Notes Payable		$143,459,048	$151,140,916
Unamortized loan costs		(1,066,056)	(1,426,740)
Mortgage Notes Payable held for investment, net		$142,392,992	$149,714,176

(1)	Interest rates as of December 31, 2019.
(2)	Morena Office Center sold on January 15, 2019.
(3)	Interest rate is subject to reset on September 1, 2023.
(4)	Interest on this loan is ABR + 0.75% and LIBOR plus 2.75% For the year-ended December 31, 2019, the weighted average interest rate was 5.04%.
(5)	Each Model Home has a stand-alone mortgage note at interest rates ranging from 3.8% to 5.6% (at December 31, 2019).
(6)	Centennial Tech Center was held for sale as of December 31, 2019 and sold for approximately $15.0 million on February 5, 2020.
(7)	The maturity date of the mortgage loan was extended to August 5, 2021.

The Company is in compliance with all conditions and covenants of its mortgage notes payable.

Scheduled principal payments of mortgage notes payable are as follows:

Years ending December 31:	Office/ Industrial and Retail Notes Payable	Model Home Properties Notes Payable	Principal Payments
2020	$16,871,952	$12,294,895	$29,166,847
2021	4,960,217	11,932,259	16,892,476
2022	10,055,657	8,416,975	18,472,632
2023	1,783,291	—	1,783,291
2024	24,813,868	—	24,813,868
Thereafter	52,329,934	—	52,329,934
Total	$110,814,919	$32,644,129	$143,459,048

8. NOTE PAYABLE

On September 17, 2019, the Company executed a Promissory Note pursuant to which Polar Multi-Strategy Master Fund (“Polar”), extended a loan in the principal amount of $14.0 million to the Company (“Polar Note”). The Polar Note bears interest at a fixed rate of 8% per annum and requires monthly interest-only payments. The final payment due at maturity, October 1, 2020 (or March 31, 2021, if extended pursuant to the Note), includes payment of the outstanding principal and accrued and unpaid interest. The Company may repay the Polar Note at any time, subject to the payment of an Optional Redemption Fee (as defined in the Note), if applicable. Such fee is not applicable to repayments made from the proceeds of property sales.

The principal balance of the Note as of December 31, 2019 consists of cash received of $12,600,000 and Original Issue Discount (“OID”) of $1,400,000. The OID has been recorded on the accompanying consolidated balance sheets as a direct deduction from the principal of the Note and is recognized as interest expense over the term of the Note commencing on September 17, 2019 through October 1, 2020. The unrecognized OID totaled approximately $1.0 million as of December 31, 2019. The accretion of the OID recognized during the year ended December 31, 2019 was $387,000.

The Company incurred approximately $1.1 million in legal and underwriting costs related to the transaction. These costs have been recorded as debt issuance costs on the accompanying consolidated balance sheets as a direct deduction from the principal of the Note and are being amortized over the term of the Note. Amortization expense totaling approximately $373,000 was included in interest expenses for the year ended December 31, 2019, in the accompanying condensed consolidated statements of operations. The unamortized debt issuance costs totaled $748,000 as of December 31, 2019.

Under the terms of the Polar Note, the Company is subject to certain financial covenants including maintaining a debt to property fair value ratio of no greater than 75%. As of December 31, 2019, the Company is in compliance with such covenants.

9. SERIES B MANDATORILY REDEEMABLE PREFERRED STOCK

In August 2014, the Company closed on a private placement offering of its mandatorily redeemable Series B Preferred Stock (“Series B Preferred Stock”). The financing was funded in installments and completed on December 24, 2015. As of December 31, 2015, the Company had issued 35,000 shares of its Series B Preferred Stock. As of December 31, 2019 and 2018, the outstanding number of shares was zero and 16,900, respectively. The Company has classified the Series B Preferred Stock as a liability in accordance with ASC Topic No. 480, “Distinguishing Liabilities from Equity,” which states that mandatorily redeemable financial instruments should be classified as liabilities and therefore the related dividend payments are treated as a component of interest expense in the accompanying consolidated statements of operations.

The Series B Preferred Stock was scheduled to be redeemed on August 1, 2017; however, the Company had two one-year options to extend the redemption date. The Company exercised both one-year option to extend the redemption date to August 1, 2019 and paid total extension fees of $307,000. The Company incurred approximately $3.1 million in legal and underwriting costs related to this offering. These costs were recorded as deferred financing costs on the accompanying consolidated balance sheets as a direct deduction from the carrying amount of that debt liability and are being amortized over the term of the agreement. Amortization expense totaling approximately $122,000 and $147,000 was included in interest expense for the year ended

December 31, 2019 and 2018, respectively, in the accompanying condensed consolidated statements of operations. The unamortized deferred stock costs totaled zero and $122,000 as of December 31, 2019 and 2018, respectively.

During the year ended December 31, 2019, the Company redeemed all of the 16,900 shares of its remaining Series B Preferred Stock for $16.9 million. During the year ended December 31, 2018, the Company redeemed 13,800 shares of its Series B preferred stock for $13.8 million. As of December 31, 2019, no Series B Preferred Stock remained outstanding and as of December 31, 2018, 16,900 shares were outstanding.

10. COMMITMENTS AND CONTINGENCIES

Litigation. From time to time, we may become involved in various lawsuits or legal proceedings which arise in the ordinary course of business. Neither the Company nor any of the Company’s properties are presently subject to any material litigation nor, to the Company’s knowledge, is there any material threatened litigation.

Environmental Matters. The Company monitors its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company’s financial condition, results of operations and cash flow. Further, the Company is not aware of any environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or recording of a loss contingency.

11. STOCKHOLDERS’ EQUITY

Preferred Stock. The Company is authorized to issue up to 1,000,000 shares of Preferred Stock (the “Preferred Stock”). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of the Preferred Stock, to determine the designation of any such series, and to determine or alter the rights granted to or imposed upon any wholly unissued series of Preferred Stock including the dividend rights, dividend rate, conversion rights, voting rights, redemption rights (including sinking fund provisions), redemption price, and liquidation preference.

Common Stock. The Company is authorized to issue up to 100,000,000 shares of Series A Common Stock and 9,000,000 shares of Series C Common Stock (“collectively, Common Stock”) $0.01 par value and 1,000 shares of Series B Common Stock $0.01 par value. The Common Stock and the Series B Common Stock have identical rights, preferences, terms and conditions except that the Series B Common Stockholders are not entitled to receive any portion of Company assets in the event of Company liquidation. There have been no Series B or Series C Common Stock issued. Each share of Common Stock entitles the holder to one vote. The Common Stock is not subject to redemption and it does not have any preference, conversion, exchange or pre-emptive rights. The articles of incorporation contain a restriction on ownership of the Common Stock that prevents one person from owning more than 9.8% of the outstanding shares of common stock.

In October 2006, the Company commenced a private placement offering of its common stock. Through December 31, 2011 when the offering was terminated, the Company conducted a self-underwritten private placement offering of 10,000,000 shares of its common stock at a price of $20.00 per share. This offering was made only to accredited investors (and up to thirty-five non-accredited investors) pursuant to an exemption from registration provided by Section 4(2) and Rule 506 of Regulation D under the Securities Act of 1933, as amended. No public or private market currently exists for the securities sold under this offering. The Company ceased raising capital under this private placement offering effective December 31, 2011.

Cash Dividends. For the year ended December 31, 2019 and 2018, the Company declared cash dividends of $1.1 million for each year or at a rate of $0.12 per share.

Dividend Reinvestment Plan. The Company had adopted a distribution reinvestment plan that allowed stockholders to have dividends or other distributions otherwise distributable to them invested in additional shares of Company common stock. The Company registered 3,000,000 shares of common stock pursuant to the dividend reinvestment plan. The purchase price per share is 95% of the price the Company was formerly selling its shares for $20.00 per share. No sales commission or dealer manager fee will be paid on shares sold through the dividend reinvestment plan. The Company may amend, suspend or terminate the Plan at any time. Any such amendment, suspension or termination will be effective upon a designated dividend record date and notice of such amendment, suspension or termination will be sent to all Participants at least thirty (30) days prior to such record date. The dividend reinvestment plan became effective on January 23, 2012 and was suspended on December 7, 2018. No dividend reinvestments were made for the year ended December 31, 2019. As of December 31, 2019, approximately $17.4 million or 917,074 shares of common stock have been issued under the dividend reinvestment plan to date.

12. SHARE-BASED INCENTIVE PLAN

The Company maintains a restricted stock incentive plan for the purpose of attracting and retaining officers, key employees and non-employee board members. Share awards vest in equal annual installments over a three to ten year period from date of issuance. Non-vested shares have voting rights and are eligible for any dividends paid to common shares. The Company recognized compensation cost for these fixed awards over the service vesting period, which represents the requisite service period, using the straight-line method. The value of non-vested shares was calculated based on the offering price of the shares in the most recent private placement offering of $20.00, adjusted for stock dividends since granted and assumed selling costs (currently $8.02), which management believes approximates fair market value as of the date of grant.

A summary of the activity for the Company’s restricted stock was as follows:

Outstanding shares:	Common Shares
Balance at December 31, 2018	119,656
Granted	76,531
Forfeited	(7,170)
Vested	(63,076)
Balance at December 31, 2019	125,941

The non-vested restricted shares outstanding as of December 31, 2019 will vest over the next one to ten years.

The value of non-vested restricted stock granted for the years ended December 31, 2019 and 2018 was approximately $1.7 million and $2.1 million, respectively.

Share-based compensation expense for the years ended December 31, 2019 and 2018 was approximately $686,000 and $461,000, respectively.

13. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company leased a portion of its corporate headquarters in San Diego, California to an entity 100% owned by the Company’s Chairman and Chief Executive Officer. Total rents charged and paid by this affiliate was approximately $9,000 and $36,000 for the years ended December 31, 2019 and 2018, respectively.

14. SEGMENTS

The Company’s reportable segments consist of the three types of commercial real estate properties for which the Company’s decision-makers internally evaluate operating performance and financial results: Office/Industrial Properties, Model Homes and Retail Properties. The Company also has certain corporate level activities including accounting, finance, legal administration and management information systems which are not considered separate operating segments. The accounting policies of the reportable segments are the same as those described in Note 2. There is no significant intersegment activity.

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its segments as operating revenues (rental income, tenant reimbursements and other operating income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, impairments and provision for bad debt) excluding interest expense. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset such as non-property income and expenses, depreciation and amortization, real estate acquisition fees and expenses and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate investments and to make decisions about resource allocations.

The following tables reconcile the Company’s segment activity to its results of operations and financial position as of and for the years ended December 31, 2019 and 2018, respectively.

	For the Year Ended December 31,
	2019	2018
Office/Industrial Properties:
Rental income	$21,490,215	$24,037,363
Property and related expenses	(9,317,720)	(9,494,885)
Net operating income, as defined	12,172,495	14,542,478
Model Home Properties:
Rental income	4,194,489	4,642,159
Property and related expenses	(193,367)	(174,238)
Net operating income, as defined	4,001,122	4,467,921
Retail Properties:
Rental income	2,956,407	3,664,491
Property and related expenses	(899,487)	(1,217,596)
Net operating income, as defined	2,056,920	2,446,895
Reconciliation to net income:
Total net operating income, as defined, for reportable segments	18,230,537	21,457,294
General and administrative expenses	(5,268,315)	(4,532,703)
Depreciation and amortization	(7,364,688)	(9,101,605)
Interest expense	(10,649,646)	(13,041,016)
Interest income	141,306	55,909
Gain on sale of real estate	6,319,272	12,200,138
Deferred offering cost	—	(1,507,599)
Impairment of real estate	—	(532,951)
Acquisition costs	(24,269)	(26,177)
Income tax expense	(611,263)	(518,567)
Net income	$772,934	$4,452,723

Assets by Reportable Segment:	December 31, 2019	December 31, 2018
Office/Industrial Properties:
Land, buildings and improvements, net (1)	$126,421,648	$138,694,773
Total assets (2)	$131,180,612	$143,620,315
Model Home Properties:
Land, buildings and improvements, net (1)	$48,466,371	$48,762,869
Total assets (2)	$51,389,400	$48,864,060
Retail Properties:
Land, buildings and improvements, net (1)	$25,318,601	$23,650,423
Total assets (2)	$26,588,254	$27,702,384
Reconciliation to Total Assets:
Total assets for reportable segments	$209,158,266	$220,186,759
Other unallocated assets:
Cash and cash equivalents	10,391,275	9,776,215
Other assets, net	1,234,867	3,087,066
Total Assets	$220,784,408	$233,050,040

(1)	Includes lease intangibles and the land purchase option related to property acquisitions.
(2)	Includes land, buildings and improvements, current receivables, deferred rent receivables and deferred leasing costs and other related intangible assets, all shown on a net basis.

Capital Expenditures by Reportable Segment

	For the Year Ended December 31,
	2019	2018
Office/Industrial Properties:
Capital expenditures and tenant improvements	$6,373,464	$3,340,023
Model Home Properties:
Acquisition of operating properties	13,037,562	17,326,915
Retail Properties:
Capital expenditures and tenant improvements	20,247	19,260
Totals:
Acquisition of operating properties, net	13,037,562	17,326,915
Capital expenditures and tenant improvements	6,393,711	3,359,283
Total real estate investments	$19,431,273	$20,686,198

15. REVERSE STOCK SPLIT

On July 29, 2020, we amended our charter to effect a one-for-two reverse stock split of every outstanding share of our Series A Common Stock. The financial statements and accompanying footnotes have been retroactively restated to reflect the reverse stock split.

Presidio Property Trust, Inc. and Subsidiaries

Schedule III—Real Estate and Accumulated Depreciation and Amortization – as of December 31, 2019

All amounts are in thousands		Initial Cost					Total Cost		(1)
Property Name/		Land	Building and	Acquisition	Capitalized	Land	Building &	Total	Accumulated Depreciation &	Reserve for	NBV Real	Date	Year Built/
Location	Encumbrances	Cost	Improvements	Price	Improvements	Cost	Improvements	Cost	Depreciation	Impairment	Estate	Acquired	Renovated
Garden Gateway, Colorado Springs, CO (2)	$6,071	$3,035	$12,091	$15,126	$3,293	$3,035	$10,874	$17,202	$5,774	—	$11,428	03/07	1982/2006
Executive Park, Colorado Springs, CO	4,840	1,266	8,815	10,081	1,511	1,266	7,880	10,657	2,934	—	7,723	07/08	2000
Genesis Plaza, San Diego, CA	6,378	1,400	8,600	10,000	2,423	1,400	8,071	11,894	3,105	—	8,789	08/10	1989
Dakota Center, Fargo, ND	10,112	832	8,743	9,575	1,270	832	9,917	12,019	3,165	—	8,854	05/11	1982
Grand Pacific Center, Bismarck, ND	3,852	413	4,926	5,339	872	413	6,099	7,384	1,470	—	5,914	03/14	1976
Union Terrace, Lakewood, CO (2)	6,240	1,717	7,708	9,425	3,750	1,717	5,853	11,320	2,895	—	8,425	08/14	1982
Centennial Tech Center, Colorado Springs, CO (2) (3)	9,562	2,025	13,475	15,500	3,545	2,025	10,556	16,126	2,994	—	13,132	12/14	1999
Arapahoe Center, Centennial, CO	8,086	1,420	10,430	11,850	2,076	1,420	8,857	12,353	2,605	—	9,748	12/14	2000
West Fargo Industrial, Fargo, ND	4,216	1,693	6,207	7,900	234	1,693	6,063	7,990	778	—	7,212	08/15	1998/2005
300 N.P., Fargo, ND	2,312	135	3,715	3,850	317	135	3,589	4,041	636	—	3,405	08/15	1922
Highland Court, Centennial, CO	6,424	3,608	9,442	13,050	3,384	3,608	7,767	14,759	3,339	—	11,420	08/15	1984
One Park Centre, Westminster, CO	6,488	1,206	7,944	9,150	1,357	1,206	7,416	9,979	1,460	—	8,519	08/15	1983
Shea Center II, Highlands Ranch, CO	17,728	2,214	23,747	25,961	5,711	2,214	19,515	27,440	5,587	—	21,853	12/15	2000
Total Office/ Industrial properties	92,309	20,964	125,843	146,807	29,743	20,964	112,457	163,164	36,742	—	126,422
World Plaza, San Bernardino, CA (2)	4,979	1,698	6,232	7,930	749	1,698	8,803	11,250	2,246	700	8,304	09/07	1974
Waterman Plaza, San Bernardino, CA	3,274	2,350	4,814	7,164	239	2,383	4,324	6,946	1,224	833	4,889	08/08	2008
Union Town Center, Colorado Springs, CO	8,440	1,750	9,462	11,212	504	1,750	8,932	11,186	1,574	—	9,612	12/14	2003
Research Parkway, Colorado Springs, CO	1,813	408	2,442	2,850	164	408	2,349	2,921	408	—	2,513	8/15/2016	2003
Total Retail properties	18,506	6,206	22,950	29,156	1,656	6,239	24,408	32,303	5,452	1,533	25,318
Model Homes -NDMHR, LP	2,840	1,387	7,019	8,406	—	984	4,331	5,315	339	—	4,976	2010-2016	2010-2016
Model Homes-DMH LP #202	4,784	1,384	7,381	8,765	—	1,152	6,332	7,484	378	—	7,106	2014-2018	2014-2018
Model Homes-DMH LP #203	8,650	1,911	10,220	12,131	—	2,359	10,803	13,162	513		12,649	2016-2019	2016-2019
Model Homes-DMH LP #204	5,851	1,409	6,522	7,931		1,545	7,209	8,754	271		8,483	2018-2019	2018-2019
Model Homes-DMH LP #205	3,687	1,021	4,309	5,330	—	1,021	4,309	5,330	35	—	5,295	2019	2019
Model Homes-NMH Inc.	6,832	1,998	11,247	13,245	—	1,620	8,722	10,342	384	—	9,958	2016-2019	2016-2019
Total Model Home properties	32,644	9,110	46,698	55,808	—	8,681	41,706	50,387	1,920	—	48,467
											—
CONSOLIDATED TOTALS:	$143,459	$36,280	$195,491	$231,771	$31,399	$35,884	$178,571	$245,854	$44,114	$1,533	$200,207

(1)	Depreciation is computed on a straight-line basis using useful lives up to 39 years.
(2)	Property held for sale as of December 31, 2019.
(3)	Centennial Tech Center sold for approximately $15.0 million on February 5, 2020.

Presidio Property Trust, Inc. and Subsidiaries

Schedule III—Real Estate and Accumulated Depreciation and Amortization (continued) – as of December 31, 2019

	For the Year Ended December 31,
	2019	2018
Real estate
Balance at the beginning of the year	$254,675,874	$274,546,199
Acquisitions	13,037,562	17,326,915
Improvements	6,393,711	3,359,283
Impairments	—	(532,951)
Dispositions of real estate	(29,786,565)	(40,023,572)
Balance at the end of the year	$244,320,582	$254,675,874
Accumulated depreciation and amortization
Balance at the beginning of the year	$(43,567,809)	$(40,012,255)
Depreciation and amortization expense	(6,693,613)	(8,452,012)
Dispositions of real estate	6,147,460	4,896,458
Balance at the end of the year	$(44,113,962)	$(43,567,809)
Real estate assets, net	$200,206,620	$211,108,065

Presidio Property Trust, Inc.

500 ,000 Shares

Series A Common Stock

PROSPECTUS

KINGSWOOD CAPITAL MARKETS Division of Benchmark Investments, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee are estimated.

SEC registration fee	$314
FINRA filing fee	3,088
Nasdaq listing fee	45,000
Legal fees and expenses	475,000
Printing and engraving expenses	100,000
Transfer agent’s fees and expenses	19,000
Accounting fees and expenses	57,000
Miscellaneous	75,598
Total	775,000

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

None.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits us to include a provision in our charter limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

We have entered into indemnification agreements with each of our executive officers and directors whereby we agree to indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The following is a list of exhibits being filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Description

1.1**	Form of Underwriting Agreement

3.1

Articles of Merger filed with the Maryland State Department of Assessments and Taxation and the California Secretary of State on August 4, 2010 (incorporated by reference to Exhibit 3.03 of the Company’s Current Report on Form 8-K filed on August 10, 2010).

3.2

Articles of Amendment and Restatement of the Articles of Incorporation, dated as of July 30, 2010 (incorporated by reference to Exhibit 3.01 of the Company’s Current Report on Form 8-K filed on August 10, 2010).

3.3	Articles Supplementary filed on August 4, 2014 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on August 8, 2014).

3.4	Articles of Amendment effecting the reverse stock split (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on July 31, 2020).

3.5	Articles Supplementary classifying and designating the Series C Common Stock (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on July 31, 2020).

3.6	Articles of Amendment of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

3.7	Second Amended and Restated Bylaws of Presidio Property Trust, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

4.1	Form of Series A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

4.2**	Form of Series C Common Stock Certificate.

5.1**	Opinion of Venable LLP regarding validity of shares registered.

8.1	Opinion of Ellenoff Grossman & Schole LLP regarding certain tax matters.

10.1+	1999 Flexible Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

10.2	Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

10.3

Promissory Note, dated as of September 17, 2019, by and between Presidio Property Trust, Inc. and Polar Multi-Strategy Master Fund (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 8-K filed on September 23, 2019).

10.4

Agreement, dated as of September 17, 2019, by and between Presidio Property Trust, Inc. and Polar Multi-Strategy Master Fund (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 8-K filed on September 23, 2019).

10.5+	Employment Agreement for Mr. Heilbron, effective as of October 18, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

10.6+

Form of Indemnification Agreement entered into between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-11 filed on September 18, 2017).

10.7

Purchase and Sale Agreement and Joint Escrow Instructions among NetREIT Highland, LLC, NetREIT Joshua, LLC, NetREIT Casa Grande, LP, NetREIT Sunrise, LLC, NetREIT, Inc. and Sparky’s Storage 18 (CA) LP, dated as of February 6, 2015; as amended by the First Amendment dated February 25, 2015, and the Second Amendment dated April 2, 2015 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 15, 2015).

10.8	Form of Restricted Stock Agreement under 1999 Flexible Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form 10-12B filed on May 6, 2008).

10.9+	Presidio Property Trust, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 19, 2017).

10.10+	Form of Restricted Stock Agreement under 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-11/A filed on January 17, 2018).

10.11**	Presidio Property Trust, Inc. Dividend Reinvestment Plan (to be effective upon the completion of this offering).

21.1**	Subsidiaries of the Registrant.

23.1**	Consent of Venable LLP (included in Exhibit 5.1).

23.2	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1).

23.3	Consent of Squar Milner LLP.

24.1	Power of Attorney (included on signature page).

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

**	Previously filed
+	Denotes a compensatory plan or arrangement

Item 37.	Undertakings.

(a)     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 9 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 6, 2020.

PRESIDIO PROPERTY TRUST, INC.

By:	/s/ Jack K. Heilbron
Name:	Jack K. Heilbron
Title:	Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jack K. Heilbron	Chairman of the Board, Chief	October 6, 2020
Jack K. Heilbron	Executive Officer and President (Principal Executive Officer)

/s/ Larry G. Dubose	Director; Chief Financial Officer	October 6, 2020
Larry G. Dubose	and Director of NetREIT Dubose; Chief Executive Officer of Dubose Advisors; Chief Executive Officer of NetREIT Advisors

/s/ Adam Sragovicz	Chief Financial Officer	October 6, 2020
Adam Sragovicz	(Principal Financial Officer)

/s/ Jessica Joelson	Chief Accounting Officer	October 6, 2020
Jessica Joelson	(Principal Accounting Officer)

*	Director	October 6, 2020
Jennifer A. Barnes

*	Director	October 6, 2020
David T. Bruen

*	Director	October 6, 2020
Shirley Y. Bullard

*	Director	October 6, 2020
Kenneth W. Elsberry

*	Director	October 6, 2020
Sumner J. Rollings

*	Director	October 6, 2020
Laureen E. Ong

*	Director	October 6, 2020
James R. Durfey

*By:	/s/ Jack K. Heilbron
Jack K. Heilbron
Attorney-in-fact